FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 7, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group reports a first quarter operating profit(1) of £713 million, compared with a loss of £1,353 million in the fourth quarter of 2009

Core business operating profit of £2,272 million

First quarter operating performance benefited from rising NIM, favourable credit trends and strong seasonal performance in Global Banking & Markets

Continued good progress against the key metrics in our five year strategy

Key points

•	First quarter net attributable loss improved to £248 million from a loss of £765 million in the fourth quarter of 2009.

•

First quarter operating profit(1) improved to £713 million compared with a loss of £1,353 million in the fourth quarter. After restructuring and other non-operating costs, and £500 million related to the Asset Protection Scheme, the Group recorded a loss before tax of £ 21 million compared with a profit of £134 million in the fourth quarter of 2009.

•	Operating profit before impairment losses, adjusted for fair value of own debt, improved to £3,557 million from £1,476 million in the fourth quarter of 2009.

•	Core bank operating profit improved to £2,272 million, compared with £1,183 million in the fourth quarter, led by seasonally strong trading results in Global Banking & Markets (GBM).

•	Net interest margin was 1.92%, up 9 basis points on the fourth quarter, led by increases in GBM and Non-Core.

•	Total Group impairments fell from £3,099 million in the fourth quarter of 2009 to £2,675 million in the first quarter of 2010, reflecting continued underlying improvement in the global economy.

•	Risk-weighted assets increased by 5% to £461 billion, principally as a result of the roll-off of ABN AMRO capital relief trades, as previously guided, along with the weakening of sterling.

•	Core Tier 1 capital ratio of 10.6% compared with 11.0% at 31 December 2009.

•

Deposit growth of £11 billion and the Non-Core run-off helped drive an improvement in the Group loan to deposit ratio to 131% from 135% in the fourth quarter of 2009. Core loan to deposit ratio improved further to 102%.

•	Continued good progress has been made against published key metrics in our Strategic Plan implementation.

•	Customer franchises remain strong: exemplified by UK Retail, which now serves over 12.8 million current account customers and continued to grow its mortgage market share.

Note:

(1)

Profit/(loss) before tax, purchased intangibles amortisation, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap, gains on pensions curtailment, write-down of goodwill and other intangible assets and RFS Holdings minority interest. Statutory operating loss before tax of £5 million.

Key financial data

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Core
Total income (1)	8,020	7,432	10,446
Operating expenses (2)	(3,774)	(3,788)	(3,968)
Insurance net claims	(1,003)	(1,173)	(789)
Operating profit before impairment losses	3,243	2,471	5,689
Impairment losses	(971)	(1,288)	(1,030)
Core operating profit (3)	2,272	1,183	4,659

Non-Core operating loss (3)	(1,559)	(2,536)	(4,480)

Group operating profit/(loss) (3)	713	(1,353)	179

Group operating (loss)/profit before tax (4)	(21)	134	(44)

Loss attributable to ordinary and B shareholders	(248)	(765)	(902)

	31 March 2010	31 December 2009	Change

Capital and balance sheet
Total assets	£1,582.9bn	£1,522.5bn	4%
Funded balance sheet (5)	£1,120.6bn	£1,084.3bn	3%
Loan:deposit ratio (Group - net of provisions)	131%	135%	(400bp)
Core Tier 1 ratio	10.6%	11.0%	(40bp)
Net tangible equity per ordinary and B share	51.5p	51.3p	-

Notes:

(1)	Excluding changes in the fair value of Asset Protection Scheme credit default swap and strategic disposals.
(2)	Excluding purchased intangibles amortisation, integration and restructuring costs, bonus tax, gains on pensions curtailment and write-down of goodwill and other intangible assets.
(3)

Operating profit/(loss) before tax, purchased intangibles amortisation, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Funded balance sheet is defined as total assets less derivatives.

Comment

Stephen Hester, Group Chief Executive, commented:

"Last year we began implementing one of the most significant corporate restructurings ever undertaken.  We said the Plan would take five years to implement.  We set out transparently where the milestones would be along the way.  And we explained how, if implemented properly, the Plan would turn RBS from a problem into an opportunity for all our constituencies.

Today we show that we remain on track for the delivery of the Plan - we are doing what we said we would do.  We have made good progress but there is still significant work to be done.  I welcome the market's recognition of our progress to date, but the challenges we still face are real and should not be underestimated.

The year has begun for RBS broadly as we had expected. Economic recovery is benefiting our customers and thereby ourselves.  However, we remain conscious of the economic imbalances still to be tackled globally and of the risk of specific events (such as those affecting Greece), with the associated danger of contagion. Certain sectors, like real estate, also face a longer term work-out and there are ongoing losses for banks to absorb. At present, global recovery is helping impairments fall a little faster than we expected, though lumpy events may well interrupt that trend. Our medium-term targets already factor in a normalisation of credit conditions.

RBS's Retail and Commercial businesses are beginning to recover and should drive our growth over the next few years.  While we have taken decisive management actions to improve these businesses, the pace of recovery will also be affected by the rate at which credit conditions change and when interest rates return to more normal levels, giving some relief to liability margins.

Global Banking & Markets, our investment bank, is on track with a seasonally strong first quarter, though significantly below the unusual conditions of a year previously.  GBM was radically restructured 15 months ago and is the area with greatest people retention challenges, so we are pleased with progress in this important Division.

RBS's risk profile continues to recover. We made huge balance sheet, capital and liquidity improvements in 2009 and these are now being extended through steady progress, in-line with targets, in Non-Core run-off and disposals. We are substantially improving the internal fabric and machinery of risk management.  While not likely to be called upon, we also retain the valuable fallback protection of the Asset Protection Scheme and related contingent capital.

We aspire to be focused and purposeful in pursuit of RBS's three principal goals:

o  to serve Customers well;

o  to restore the Bank to undoubted standalone strength; and

o  to rebuild sustainable value for all Shareholders and in so doing to enable the UK Government to sell its shareholding profitably over time.

Comment (continued)

The first of these goals anchors all our efforts. We have renewed our focus on our Customers and how we serve them, and are investing in our businesses to improve service further. Our Customer franchises are solid and responding to these efforts though it will take time to raise customer service to the levels we aspire to.

We have already made significant progress in restoring the Bank to standalone strength through improvements in our risk profile and management culture. The job of rebuilding sustainable Shareholder value will take longer, and quarterly progress may not always be smooth. Volatility - of markets, of internal and external sentiment and outlook - is a fact of life.  We will continue to try to steer a measured and determined course, rebuilding a reputation for delivery and with it the support of our people which is needed to bring about that delivery.  Along the way, we are determined to support those who have supported us: to deliver for Customers, for the Communities we serve and for our Shareholders both public and private.

As covered more fully in my 2009 year-end statement, the regulatory landscape remains an area of focus, with a wide range of outcomes still under debate. The impact on economies as a whole, on banks in general and on RBS specifically is still uncertain. RBS welcomes and embraces change and reform and is actively participating to help governments and regulators calibrate measures, understand their consequences and consider timing.  Shareholders and all our stakeholders need to be cautious as these issues, along with new taxes and other measures, are debated and progressed.

So, as 2010 unfolds we remain optimistic for RBS and the prospects of achieving the Plans laid out and our vision to restore RBS to an admired and high performing institution.  Progress to date should give encouragement, but there is no complacency within RBS as we continue the work across our businesses."

Highlights

First quarter pro forma results summary

Current trading

Operating performance in the first quarter of 2010 improved, with The Royal Bank of Scotland Group ('RBS' or the 'Group') recording a quarterly operating profit. Total income rose to £8,954 million, up 19% from the fourth quarter of 2009, while expenses fell 1% to £4,430 million and insurance claims were 14% lower at £1,136 million. Impairments fell 14% to £2,675 million, leaving a Group operating profit of £713 million, compared with a loss of £1,353 million in the fourth quarter. Cost savings programmes remain on track.

After integration and restructuring costs and other items, including a £500 million charge related to the Asset Protection Scheme, RBS reported a pre-tax loss of £21 million. Net of tax, goodwill and intangible write-downs, minority interests and preference share dividends, the loss attributable to ordinary shareholders was £248 million, compared with a loss of £765 million in the fourth quarter of 2009.

In the Core bank, operating profit was £2,272 million, 92% higher than in the fourth quarter of 2009. The result was driven by a seasonally strong trading performance in Global Banking & Markets, where income rose 35%, benefiting from market conditions that, although less buoyant than the exceptional environment experienced in the first quarter of 2009, were still favourable; credit markets performance was particularly good.

In the Core retail and commercial businesses, income continued to be affected by generally low business volumes and by depressed liability margins, offsetting the repricing of new business asset margins. Adjusted for the number of days in the quarter, core retail and commercial net interest margin was stable.  Customer franchises remained resilient, with good progress particularly in UK mortgages and current accounts.

Core return on equity in the quarter was 15%, in line with the longer term targets and driven by seasonally strong GBM results. However, significant quarterly movement in returns is to be anticipated, and future capital and other regulatory requirements could materially affect future returns.

Non-Core operating losses were substantially lower at £1,559 million, with income rising to £934 million.

Good progress has been made on restructuring and divestments. The divestments of a UK retail and business banking operation and of the Group's card payment acquiring business are currently on track.

Legal separation of ABN AMRO Bank NV took place on 1 April 2010. As a result RBS will no longer consolidate the interests in ABN AMRO of its consortium partners, the Dutch state and Banco Santander, in its results from the second quarter of 2010 onwards.

Highlights (continued)

First quarter pro forma results summary (continued)

Efficiency

Group operating expenses fell by 1%, driven principally by Business Services, where costs declined by £129 million with reductions in property, technology and operations costs. The Group cost:income ratio, adjusted for insurance claims, improved to 57% from 72% in the fourth quarter of 2009.

The Group's programme to reduce costs is already well advanced and we are beginning to see the necessary efficiency benefits of this. Over £2 billion in annualised cost savings have so far been achieved, compared with a commitment to deliver at least £2.5 billion in cost reductions by 2011.

Regrettably, but inevitably, this has resulted in job losses and while the most substantial reductions have been completed there are more to come. The Group will continue to work hard alongside staff and their representatives to minimise the human impact of this.

Impairments

Impairment losses declined in the first quarter to £2,675 million compared with £3,099 million in the fourth quarter of 2009. On an annualised basis impairments represented 1.8% of loans and advances, compared with 2.1% in Q4 2009, and provision coverage increased to 45% of risk elements in lending and potential problem loans, compared with 42% in the fourth quarter of 2009. Impairment trends were favourable, particularly in the Core UK retail and US retail and commercial businesses, providing support for the view that impairments are likely to have peaked in 2009.

Non-Core impairments fell by 6% to £1,704 million. Improving credit trends continued in several segments of the division's portfolio, although the overall impairment level remains elevated and volatility in impairment charges remains likely.

Balance sheet management

Third party assets increased by 3% during the first quarter to £1,121 billion, with around half of the increase accounted for by exchange rate movements, as the weakness of sterling increased the value of foreign currency-denominated assets. The increase also reflected seasonal movements in GBM assets, which rose after falling sharply in the fourth quarter but remain within the division's targeted range, and a modest increase in retail and commercial lending, offset by Non-Core run-off.

The Group has continued to improve its funding profile, with successful deposit-gathering initiatives particularly in UK Corporate and Global Transaction Services driving a reduction in the Group's loan to deposit ratio to 131%, with the Core bank loan to deposit ratio at 102%. Wholesale unsecured funding of less than one year's duration totalled £222 billion at 31 March 2010 (including £94 billion of deposits from banks), compared with £249 billion at the end of 2009, including £110 billion of deposits from banks. The continuing run-off of the Non-Core portfolio is expected to significantly reduce future wholesale funding requirements.

Highlights (continued)

First quarter pro forma results summary (continued)

Balance sheet management (continued)

Liquidity reserves totalled £165 billion, down £6 billion from 31 December 2009 but still above the Group's long term target band, including a central government bond portfolio of £59 billion.

Capital

Risk-weighted assets increased by £23 billion to £461 billion, more rapidly than nominal assets, primarily reflecting the roll-off of capital relief trades in the old ABN AMRO portfolios in line with guidance provided earlier this year. This increase in RWAs drove a reduction in the Group's Core Tier 1 ratio to 10.6% at 31 March 2010, compared with 11.0% at 31 December 2009. The recently completed exchange and tender offers are expected to increase the Core Tier 1 ratio by approximately 30 basis points.

Tangible net asset value per share increased by 0.2p to 51.5p reflecting other comprehensive income of £986 million during the quarter, primarily currency gains and available-for-sale valuation adjustments, offset partially by the narrow loss during the period.

Good progress has been made on restructuring and divestments. The divestments of a UK retail and business banking operation and of the Group's card payment acquiring business are currently on track.

Customers

The Group's customer franchises have remained resilient. RBS has sustained its position in its core retail and corporate markets, with customer numbers steady or growing across most of the Group's major businesses.

UK Retail maintained good growth in the current account market and now serves over 12.8 million current account customers. Progress has also continued in the mortgage market, with the division achieving a 10.6% market share of new lending in the first quarter, compared with a 7% share of the mortgage stock. Net mortgage lending in the first quarter totalled £2.0 billion.

Good progress in the current account market was also achieved by other divisions, with Ulster Bank adding 9,000 current account customers during the quarter and the US retail and commercial division expanding its consumer checking account base by 44,000 since the first quarter of 2009.

The Group has kept up its efforts to make credit available to UK businesses. Over £10 billion of new facilities were extended to businesses and corporates during the first quarter, with activity picking up in March after a seasonal lull in January and February.

Highlights (continued)

First quarter pro forma results summary (continued)

Outlook

The economic outlook has stabilised and continues to improve steadily. However, substantial risks remain from the unwinding of structural imbalances globally and the impact of the withdrawal of fiscal and monetary support. The timing and make-up of regulatory and fiscal responses to the crisis also remains uncertain. However, the Group currently remains on track to deliver its five year plan.

Operating performance in the second quarter is expected to reflect GBM income returning to more normal levels from the seasonally strong first quarter performance, but steady progress in Core retail and commercial divisions.

Group net interest margin is expected to gradually improve over the remainder of 2010, with the recovery from the unsustainably low margins experienced in 2009 driven by the Core retail and commercial divisions. Impairment trends have turned more favourable in a number of areas, but levels of impairment are likely to remain high and there may be volatility in impairment losses, particularly in the Non-Core portfolio.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' conference call

The Royal Bank of Scotland Group (RBS) will be hosting a conference call and live audio webcast following the release of the results for the quarter ended 31 March 2010. The details are as follows:

Date:	Friday 7 May 2010
Time:	08.15am UK Time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Background slides, which will not be formally presented to, will be available on the Group's website www.rbs.com/ir ahead of the conference call.

First Quarter 2010 Results

Contents (continued)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group's future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; a change of UK Government or changes to UK Government policy; changes in the Group's credit ratings; the Group's participation in the Asset Protection Scheme (APS) and the effect of such Scheme on the Group's financial and capital position; the conversion of the B Shares in accordance with their terms; the ability to access the contingent capital arrangements with HM Treasury; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; the Group's ability to attract or retain senior management or other key employees; changes in competition and pricing environments; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the value and effectiveness of any credit protection purchased by the Group; the extent of future write-downs and impairment charges caused by depressed asset valuations; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.'s businesses and assets; general operational risks; the inability to hedge certain risks economically; the ability to access sufficient funding to meet liquidity needs; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid approval; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ("RFS Holdings"), which at the time was owned by The Royal Bank of Scotland Group plc (RBSG), Fortis N.V., Fortis S.A./N.V., Fortis Bank Nederland (Holding) N.V. ("Fortis") and Banco Santander, S.A. ("Santander"), completed the acquisition of ABN AMRO Holding N.V. (renamed RBS Holdings N.V. on 1 April 2010).

RFS Holdings, which is now jointly owned by RBSG, the Dutch State (following its acquisition of Fortis) and Santander (the "Consortium Members"), has substantially completed the process of implementing an orderly separation of the business units of RBS Holdings N.V. As part of this reorganisation, on 6 February 2010, the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Certain assets within RBS Holdings N.V. continue to be shared by the Consortium Members. RBS Holdings N.V. is a fully operational bank within the Group and is independently rated and licensed and regulated by the Dutch Central Bank.

Pro forma results

Pro forma results have been prepared to include only those business units of ABN AMRO that will be retained by RBS. The business and strategic update, divisional performance and discussion of risk and capital management in this announcement focus on the pro forma results. The basis of preparation of the pro forma results is detailed on page 68.

Statutory results

RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the Group include the results of ABN AMRO. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. From 1 April 2010, RBS will cease to consolidate the Consortium Members' interests in ABN AMRO.

Results summary - pro forma

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Core
Total income (1)	8,020	7,432	10,446
Operating expenses (2)	(3,774)	(3,788)	(3,968)
Insurance net claims	(1,003)	(1,173)	(789)
Operating profit before impairment losses (3)	3,243	2,471	5,689
Impairment losses	(971)	(1,288)	(1,030)
Operating profit (3)	2,272	1,183	4,659

Non-Core
Total income (1)	934	108	(1,776)
Operating expenses (2)	(656)	(685)	(699)
Insurance net claims	(133)	(148)	(177)
Operating profit/(loss) before impairment losses (3)	145	(725)	(2,652)
Impairment losses	(1,704)	(1,811)	(1,828)
Operating loss (3)	(1,559)	(2,536)	(4,480)

Total*
Total income (1)	8,954	7,540	8,670
Operating expenses (2)	(4,430)	(4,473)	(4,667)
Insurance net claims	(1,136)	(1,321)	(966)
Operating profit before impairment losses (3)	3,388	1,746	3,037
Impairment losses	(2,675)	(3,099)	(2,858)
Operating profit/(loss) (3)	713	(1,353)	179
Integration and restructuring costs	(168)	(228)	(379)
Asset Protection Scheme credit default swap - fair value changes	(500)	-	-
Gains on pensions curtailment	-	2,148	-
Other	(66)	(433)	156
Operating (loss)/profit before tax (4)	(21)	134	(44)

* Includes fair value of own debt impact	(169)	270	1,031

For definitions of the notes see page 16.

Results summary - pro forma

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Core
- Net interest margin	2.11%	2.06%	2.21%
- Cost:income ratio (5)	47%	51%	38%
- Adjusted cost:income ratio (6)	54%	61%	41%
Non-Core
- Net interest margin	1.25%	1.17%	0.61%
- Cost:income ratio (5)	70%	634%	(39%)
- Adjusted cost:income ratio (6)	82%	(1,713%)	(36%)
Group
- Net interest margin	1.92%	1.83%	1.78%
- Cost:income ratio (5)	49%	59%	54%
- Adjusted cost:income ratio (6)	57%	72%	61%
Continuing operations:
Basic loss per ordinary and B share (7)	(0.2p)	(1.2p)	(2.2p)

	31 March 2010	31 December 2009

Capital and balance sheet
Total assets	£1,582.9bn	£1,522.5bn
Funded balance sheet (8)	£1,120.6bn	£1,084.3bn
Loan:deposit ratio (Core - net of provisions)	102%	104%
Loan:deposit ratio (Group - net of provisions)	131%	135%
Risk-weighted assets - gross	£585.5bn	£565.8bn
Benefit of Asset Protection Scheme	(£124.8bn)	(£127.6bn)
Risk-weighted assets	£460.7bn	£438.2bn
Total equity	£81.0bn	£80.0bn
Core Tier 1 ratio*	10.6%	11.0%
Tier 1 ratio	13.7%	14.4%
Tier 1 leverage ratio (9)	17.6x	17.0x
Tangible equity leverage ratio (10)	5.1%	5.2%
Net tangible equity per share	51.5p	51.3p

* Benefit of APS in Core Tier 1 ratio is 1.4% at 31 March 2010 and 1.6% at 31 December 2009.

For definitions of the notes see page 16.

Results summary - statutory

Highlights

●	Income of £8,523 million for Q1 2010.

●	Pre-tax loss of £5 million for Q1 2010.

●	Core Tier 1 ratio 9.5%.

	Quarter ended
	31 March 2010	31 December 2009*	31 March 2009*
	£m	£m	£m

Total income	8,523	7,199	8,921
Operating expenses	(4,717)	(2,867)	(5,142)
Operating profit before impairment losses	2,670	3,011	2,813
Impairment losses	(2,675)	(3,099)	(2,858)
Operating loss before tax	(5)	(88)	(45)
Loss attributable to ordinary and B shareholders	(248)	(765)	(902)

* Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Business and strategic update

Customer franchises

The Group's customer franchises remained resilient. RBS sustained its position in its core retail and corporate markets, with customer numbers steady or growing across most of the Group's major businesses.

●

UK Retail maintained good growth in the current account market and now serves over 12.8 million current account customers. Almost 1 million savings accounts have been added since the first quarter of 2009. The division continues to make progress towards a more convenient operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels.

●

UK Retail added 4,000 mortgage accounts during the first quarter, taking mortgage account numbers to 849,000, 10% up on 31 March 2009. RBS accounted for 10.6% of new mortgage lending in the quarter, compared with a 7% share of the mortgage stock.

●	UK Corporate and Commercial customer numbers held stable, with modest growth in business and commercial customers. The division serves over 1.1 million SMEs.

●	GBM maintained its market position in core franchise areas, with top tier market rankings in foreign exchange, options, rates, equities and debt capital markets.

●

Ulster Bank increased consumer, SME and corporate customer numbers during the quarter, with consumer accounts up 3%, compared with the first quarter of 2009. Current account numbers increased by 9,000 in the quarter, buoyed by a strong campaign focused on switching customers from competitors withdrawing from the Irish market.

●

US Retail and Commercial's consumer and commercial customer bases held steady in its core New England and Mid-Atlantic regions, with some erosion of customer numbers in the Midwest. Over 44,000 consumer checking accounts and 12,000 small business checking accounts have been added since the first quarter of 2009.

●

RBS Insurance saw a small decline in own-brand motor policy numbers during the first quarter, following increased pricing introduced during the period, offset by good growth in the international and commercial business. Compared with the first quarter of 2009, Churchill's motor policy numbers grew by 11% and its home policies by 27%, while Direct Line, which is not available on price comparison websites, held motor policy numbers stable and grew home policies by 2%.

Business and strategic update (continued)

Restructuring and divestments

The Group has made progress on its restructuring and divestment programme during the first quarter.

Agreement to sell RBS Sempra Commodities' metals, oil and European energy businesses to J.P.Morgan Chase for $1.7 billion was announced in February, and a sales process is under way for the remaining business lines. The sale of RBS Asset Management's investment strategies business to Aberdeen Asset Management was completed, and parts of the Non-Core Latin American businesses have also been successfully disposed of. The sale of RBS Factoring GmbH to GE Capital was agreed in March and is expected to complete by the third quarter.

The divestment of a retail, business and corporate banking operation, whose principal components are the RBS branch network in England and Wales together with NatWest's Scottish branches, is currently on track, as is the disposal of Global Merchant Services, the Group's card payment acquiring business.

Business and strategic update (continued)

UK Lending

In February 2009, the Group agreed with the UK Government to a number of measures aimed at improving the availability of credit to UK homeowners and businesses. During the 12 month period commencing 1 March 2009:

●	Net mortgage lending exceeded the original target of £9 billion by £3.7 billion.
●

Whilst gross business lending remained relatively strong (£41 billion of new facilities were extended to businesses during the 12 months), net business lending fell by £6.2 billion, reflecting subdued demand, accelerating repayments, continued strong competition and buoyant capital markets.

In March 2010, the Group reached new agreements on lending availability for the period March 2010 to February 2011:

●	Residential lending: to make available an additional £8 billion of net mortgage lending.
●	Business lending: to make available £50 billion in gross new facilities, whether drawn or undrawn, for business customers.

In the first quarter of 2010, net mortgage lending increased by £2.0 billion, compared with an increase of £3.2 billion in the fourth quarter of 2009. The slower rate of growth was reflective of the competitive mortgage environment. In addition, many completions were brought forward to December 2009 to take advantage of the temporary increase in stamp duty thresholds, and this had a corresponding adverse effect in the early part of 2010.

However, notwithstanding the lower mortgage lending growth, activity levels improved during the quarter with over 54,000 applications, 22% higher than in the fourth quarter of 2009.

Gross new facilities totalling £10.4 billion were extended to UK businesses, slightly lower than the corresponding figure of £11.1 billion during the fourth quarter of 2009. However, activity levels picked up after a seasonal lull in January and February, with over £4.3 billion of new facilities provided in March 2010.

Summary consolidated income statement

for the period ended 31 March 2010 - pro forma

In the income statements set out below, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets are shown separately.  In the statutory condensed consolidated income statement on page 123, these items are included in income and operating expenses as appropriate.

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Core*

Net interest income	3,035	2,935	3,216

Non-interest income (excluding insurance net premium income)	3,864	3,360	6,118
Insurance net premium income	1,121	1,137	1,112

Non-interest income	4,985	4,497	7,230

Total income (1)	8,020	7,432	10,446
Operating expenses (2)	(3,774)	(3,788)	(3,968)

Profit before other operating charges	4,246	3,644	6,478
Insurance net claims	(1,003)	(1,173)	(789)

Operating profit before impairment losses	3,243	2,471	5,689
Impairment losses	(971)	(1,288)	(1,030)

Operating profit (3)	2,272	1,183	4,659

* Includes fair value of own debt impact	(169)	270	1,031

Non-Core

Net interest income	499	511	322

Non-interest income (excluding insurance net premium income)	267	(574)	(2,342)
Insurance net premium income	168	171	244

Non-interest income	435	(403)	(2,098)

Total income (1)	934	108	(1,776)
Operating expenses (2)	(656)	(685)	(699)

Profit/(loss) before other operating charges	278	(577)	(2,475)
Insurance net claims	(133)	(148)	(177)

Operating profit/(loss) before impairment losses	145	(725)	(2,652)
Impairment losses	(1,704)	(1,811)	(1,828)

Operating loss (3)	(1,559)	(2,536)	(4,480)

For definitions of the notes see page 16.

Summary consolidated income statement

for the period ended 31 March 2010 - pro forma (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Total

Net interest income	3,534	3,446	3,538

Non-interest income (excluding insurance net premium income)	4,131	2,786	3,776
Insurance net premium income	1,289	1,308	1,356

Non-interest income	5,420	4,094	5,132

Total income (1)	8,954	7,540	8,670
Operating expenses (2)	(4,430)	(4,473)	(4,667)

Profit before other operating charges	4,524	3,067	4,003
Insurance net claims	(1,136)	(1,321)	(966)

Operating profit before impairment losses (3)	3,388	1,746	3,037
Impairment losses	(2,675)	(3,099)	(2,858)

Operating profit/(loss) (3)	713	(1,353)	179
Amortisation of purchased intangible assets	(65)	(59)	(85)
Integration and restructuring costs	(168)	(228)	(379)
Strategic disposals	53	(166)	241
Bonus tax	(54)	(208)	-
Asset Protection Scheme credit default swap - fair value changes	(500)	-	-
Gains on pensions curtailment	-	2,148	-

Operating (loss)/profit before tax (4)	(21)	134	(44)
Tax charge	(106)	(649)	(228)

Loss from continuing operations	(127)	(515)	(272)
Loss from discontinued operations, net of tax	(4)	(7)	(45)

Loss for the period	(131)	(522)	(317)
Minority interests	(12)	(47)	(471)
Preference share and other dividends	(105)	(144)	(114)

Loss attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	(248)	(713)	(902)
Write-down of goodwill and other intangible assets, net of tax	-	(52)	-

Loss attributable to ordinary and B shareholders	(248)	(765)	(902)

For definitions of the notes see page 16.

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2010 - pro forma

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Loss for the period	(131)	(574)	(317)

Other comprehensive income
Available-for-sale financial assets	381	619	(2,952)
Cash flow hedges	(1)	217	244
Currency translation	766	(230)	(185)
Actuarial losses on defined benefit plans	-	(3,756)	-
Tax on other comprehensive income	(160)	844	562

Other comprehensive income/(loss) for the period, net of tax	986	(2,306)	(2,331)

Total comprehensive income/(loss) for the period	855	(2,880)	(2,648)

Attributable to:
Minority interests	89	29	134
Preference shareholders	(105)	126	114
Paid-in equity holders	-	18	-
Ordinary and B shareholders	871	(3,053)	(2,896)

	855	(2,880)	(2,648)

Summary consolidated balance sheet

at 31 March 2010 - pro forma

	31 March 2010	31 December 2009
	£m	£m

Loans and advances to banks (1)	56,508	48,777
Loans and advances to customers (1)	553,872	554,654
Reverse repurchase agreements and stock borrowing	95,925	76,137
Debt securities and equity shares	273,170	265,055
Other assets	141,151	139,659

Funded assets	1,120,626	1,084,282
Derivatives	462,272	438,199

Total assets	1,582,898	1,522,481

Owners' equity	78,676	77,736
Minority interests	2,305	2,227
Subordinated liabilities	31,936	31,538
Deposits by banks (2)	100,168	115,642
Customer accounts (2)	425,102	414,251
Repurchase agreements and stock lending	129,227	106,359
Derivatives, settlement balances and short positions	514,855	472,409
Other liabilities	300,629	302,319

Total liabilities and equity	1,582,898	1,522,481

Notes:

(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.

Key metrics - pro forma

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Core
- Net interest margin	2.11%	2.06%	2.21%
- Cost:income ratio (5)	47%	51%	38%
- Adjusted cost:income ratio (6)	54%	61%	41%
Non-Core
- Net interest margin	1.25%	1.17%	0.61%
- Cost:income ratio (5)	70%	634%	(39%)
- Adjusted cost:income ratio (6)	82%	(1,713%)	(36%)
Group
- Net interest margin	1.92%	1.83%	1.78%
- Cost:income ratio (5)	49%	59%	54%
- Adjusted Group cost:income ratio (6)	57%	72%	61%
Continuing operations:
Basic loss per ordinary and B share (7)	(0.2p)	(1.2p)	(2.2p)

For definitions of the notes see page 16.

Key metrics - pro forma (continued)

	31 March 2010	31 December 2009

Capital and balance sheet
Funded balance sheet (8)	£1,120.6bn	£1,084.3bn
Total assets	£1,582.9bn	£1,522.5bn
Risk-weighted assets - gross	£585.5bn	£565.8bn
Benefit of Asset Protection Scheme	(£124.8bn)	(£127.6bn)
Risk-weighted assets	£460.7bn	£438.2bn
Core Tier 1 ratio*	10.6%	11.0%
Tier 1 ratio	13.7%	14.4%
Risk elements in lending (REIL)	£36.5bn	£35.0bn
Risk elements in lending as a % of loans and advances	6.3%	6.1%
Provision balance as % of REIL/PPL	45%	42%
Loan:deposit ratio (Core - net of provisions)	102%	104%
Loan:deposit ratio (Group - net of provisions)	131%	135%
Tier 1 leverage ratio (9)	17.6x	17.0x
Tangible equity leverage ratio (10)	5.1%	5.2%
Net tangible equity per share	51.5p	51.3p

* Benefit of APS in Core Tier 1 ratio is 1.4% at 31 March 2010 and 1.6% at 31 December 2009.

Notes:

(1)	Excluding strategic disposals and Asset Protection Scheme credit default swap - fair value changes.
(2)	Excluding purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration and restructuring costs, bonus tax and gains on pensions curtailment.
(3)

Operating profit before tax, purchased intangibles amortisation, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	The cost:income ratio for Core operations and Group is based on total income and operating expenses as defined in (1) and (2) above.
(6)	The adjusted cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(7)	(Loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue.
(8)	Funded balance sheet is defined as total assets less derivatives.
(9)	The Tier 1 leverage ratio is based on total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	The tangible equity leverage ratio is based on total tangible equity divided by total tangible assets (after netting derivatives).

Results summary

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Net interest income	£m	£m	£m

Net interest income (1)	3,447	3,340	3,470

Net interest margin
- Group	1.92%	1.83%	1.78%
- Global Banking & Markets	1.11%	0.89%	2.02%
- Rest of Core Group	2.43%	2.46%	2.29%
- Non-Core	1.25%	1.17%	0.61%

Selected average balances
Loans and advances to banks	47,254	51,076	43,906
Loans and advances to customers	529,914	543,373	618,547
Debt securities	140,732	136,315	118,928
Interest earning assets	717,900	730,764	781,381
Deposits by banks	86,048	121,887	154,823
Customer accounts	340,872	339,180	370,835
Subordinated liabilities	32,629	33,002	38,655
Interest bearing liabilities	627,192	647,690	688,114
Non-interest bearing deposits	43,946	37,164	36,538

Selected average yields (%)
Loans and advances to banks	1.19	1.20	2.07
Loans and advances to customers	3.48	3.53	3.86
Debt securities	2.43	3.05	4.44
Interest earning assets	3.13	3.28	3.85
Deposits by banks	1.38	1.66	2.72
Customer accounts	1.03	1.12	1.50
Subordinated liabilities	2.46	3.62	4.43
Interest bearing liabilities	1.38	1.63	2.35
Non-interest bearing deposits as a percentage of interest earning assets	6.12	5.09	4.68

Note:

(1)	Refer to notes on page 60.

Key points

Q1 2010 compared with Q4 2009

●	Group net interest margin (NIM) widened by 9 basis points, largely reflecting improved money market income in GBM and the benefit of capital raising in December 2009.

●

Adjusting for the number of days in the quarter, net interest margin in the Core retail and commercial banking divisions remained stable in the first quarter. There has been some further widening of new business asset margins, which have largely been offset by changes in the mix of assets with a greater proportion of lower yielding secured lending, as well as by continued pressure on liability margins as higher yielding hedges roll off.

Q1 2010 compared with Q1 2009

●

Compared with the first quarter of 2009, Core retail and commercial NIM widened by 27 basis points, as assets were progressively repriced over the course of the year to offset the effect of tighter liability margins, with Group NIM increasing by 14 basis points.

Results summary(continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Non-interest income	£m	£m	£m

Net fees and commissions	1,479	1,459	1,585

Income from trading activities	2,266	711	1,660

Other operating income	386	616	531

Non-interest income (excluding insurance premiums)*	4,131	2,786	3,776

Insurance net premium income	1,289	1,308	1,356

Total non-interest income	5,420	4,094	5,132

* Includes fair value of own debt
Income/(loss) from trading activities	41	(79)	290
Other operating income	(210)	349	741

Fair value of own debt	(169)	270	1,031

Key points

Q1 2010 compared with Q4 2009

●

The strong increase in non-interest income was driven largely by buoyant income from trading activities, with a good performance from GBM trading businesses and significantly reduced  losses in Non-Core, both reflective of favourable market conditions. Non-Core non-interest income was £435 million, compared with losses of £403 million in Q4 2009.

●

Net fees and commissions increased modestly, with growth in GBM offsetting lower fee income in most retail and commercial businesses, reflecting generally low activity volumes, together with the adverse impact of repricing overdraft fees, which took effect in Q4 2009 in the UK retail businesses.

Q1 2010 compared with Q1 2009

●

Non-interest income was 6% higher than in the first quarter of 2009, during which GBM trading results benefited from exceptional market conditions while Non-Core recorded significant losses on monolines, credit default swaps and asset-backed securities.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Operating expenses	£m	£m	£m

Staff costs	2,553	2,246	2,510
Premises and equipment	528	618	644
Other	935	1,075	1,046

Administrative expenses	4,016	3,939	4,200
Depreciation and amortisation	414	534	467

Operating expenses	4,430	4,473	4,667

General insurance	1,107	1,304	970
Bancassurance	29	17	(4)

Insurance net claims	1,136	1,321	966

Staff costs as a percentage of total income	29%	30%	29%

Key points

Q1 2010 compared with Q4 2009

●	Group operating expenses fell by 1%, driven principally by Business Services, where costs declined by £129 million with reductions in property, technology and operations costs.

●	Staff costs increased by 14%, largely as a result of incentive compensation accruals in line with stronger business performance in GBM. The compensation ratio in GBM was 32%.

●	Other costs benefited from a one-off VAT recovery of £80 million included in Central items.

●	Insurance claims were lower than in Q4 2009, when reserves for bodily injury claims were built up significantly, but remained relatively high as a result of severe winter weather in the UK.

Q1 2010 compared with Q1 2009

●

Group operating expenses were £237 million, or 5%, lower than in the fourth quarter of 2009, with a small increase of 2% in staff costs more than offset by reduced premises and equipment and other expenses.

●	Insurance net claims were up £170 million, or 18% reflecting higher bodily injury claims and adverse winter weather.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Impairment losses	£m	£m	£m

Division
UK Retail	387	451	354
UK Corporate	186	190	100
Wealth	4	10	6
Global Banking & Markets	32	130	269
Global Transaction Services	-	4	9
Ulster Bank	218	348	67
US Retail & Commercial	143	153	223
RBS Insurance	-	-	5
Central items	1	2	(3)

Core	971	1,288	1,030
Non-Core	1,704	1,811	1,828

	2,675	3,099	2,858

Asset category
Loans and advances	2,602	3,032	2,276
Securities	73	67	582

	2,675	3,099	2,858

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	1.8%	2.1%	1.3%

Key points

Q1 2010 compared with Q4 2009

●

Impairment losses declined in the first quarter, led by improving trends in UK Retail. Loan performance in Ulster continued to deteriorate, though impairments were lower than in Q4 2009, which included a significant charge in respect of latent losses.

●	UK Corporate impairments held steady, while US Retail & Commercial is beginning to trend favourably. GBM recorded only a small loss in the absence of any large single name impairments.

●	Non-Core impairments continued the improving trend that began to emerge towards the end of 2009, though loss rates, in proportion to the division's diminishing portfolio, remain high.

Q1 2010 compared with Q1 2009

●	Reduced impairment losses in GBM were partly offset by higher levels of impairment in the Core retail and commercial businesses, particularly in UK Corporate and Ulster.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Credit and other market losses (1)	£m	£m	£m

Monoline exposures	-	734	1,645
CDPCs	32	111	198
Asset-backed products (2)	55	(102)	376
Other credit exotics	(11)	(30)	537
Equities	7	13	8
Banking book hedges	36	262	158
Other (3)	140	91	(83)

	259	1,079	2,839

Notes:

(1)	Included in 'Income from trading activities' on page 18.
(2)	Includes super senior asset-backed structures and other asset-backed products.
(3)	Reflects other net market losses in Non-Core.

Key points

Q1 2010 compared with Q4 2009

●	Credit and other market losses were significantly lower, down £820 million, 76%, predominantly in Non-Core, reflecting continuing improvement in underlying asset prices.

●

In Q1 2010, no losses were recorded on monoline exposures. Exposures to monolines were virtually unchanged. Higher prices for underlying assets were offset by the effect of foreign exchange movements. The CVA was also stable with moves in credit spreads and recovery rates largely offsetting each other.

●

The exposures to CDPCs have also remained stable. A small reduction in CVA was more than offset by realised losses arising from trade commutations. During the latter part of 2008 and in 2009, the Group put in place hedges to cap its exposure to certain CDPCs. As the exposure to these CDPCs decreased, losses were incurred on these hedges. These losses were the main contributor to the Q4 2009 losses on CDPCs.

●	Losses on asset-backed products primarily reflect movements in asset prices.

●	Rally in underlying prices as well as roll off of capital relief trades have resulted in lower losses on banking book hedges in Q1 2010 compared with Q4 2009.

Q1 2010 compared with Q1 2009

●

Credit and other market losses were significantly lower, down £2,580 million, 91%. Losses fell markedly across a range of asset classes including monolines, CDPCs, asset-backed and other exotic credit products as market parameters stabilised compared with Q1 2009, when asset-backed prices were still falling and monoline spreads rising.

Results summary (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Other non-operating items	£m	£m	£m

Amortisation of purchased intangible assets	(65)	(59)	(85)
Integration and restructuring costs	(168)	(228)	(379)
Strategic disposals	53	(166)	241
Bonus tax	(54)	(208)	-
Asset Protection Scheme credit default swap - fair value changes	(500)	-	-
Gains on pensions curtailment	-	2,148	-

	(734)	1,487	(223)

Key Points

Q1 2010 compared with Q4 2009

●	Integration costs have continued to decline as the process of integrating ABN AMRO is well advanced.

●	A £53 million gain on strategic disposals largely relates to the disposal of a segment of the Group's Asset Management business.

●

The Asset Protection Scheme is structured as a credit derivative, with movements in the fair value of the contract (including £1.4 billion in fees paid in 2009) amounting to £500 million charged against profit or loss in the first quarter, driven by the tightening of credit spreads across the portfolio of covered assets.

Q1 2010 compared with Q1 2009

●

Integration and restructuring costs declined compared with Q1 2009, when ABN AMRO integration activity was more substantial. A gain of £241 million was recorded in Q1 2009 on the sale of the Group's stake in Bank of China.

Results summary (continued)

Capital resources and ratios	31 March 2010	31 December 2009

Core Tier 1 capital	£48.7bn	£48.2bn

Tier 1 capital	£63.0bn	£62.9bn

Total capital	£72.1bn	£71.3bn

Risk-weighted assets - Gross	£585.5bn	£565.8bn

Benefit of Asset Protection Scheme	(£124.8bn)	(£127.6bn)

Risk-weighted assets	£460.7bn	£438.2bn

Core Tier 1 ratio*	10.6%	11.0%

Tier 1 ratio	13.7%	14.4%

Total capital ratio	15.7%	16.3%

* Benefit of APS in Core Tier 1 ratio is 1.4% at 31 March 2010 and 1.6% at 31 December 2009.

Key points

Q1 2010 compared with Q4 2009

●	The Group's strong capital base includes the benefit of the issuance of B shares to the UK Government in December 2009.

●

Risk-weighted assets (gross) increased by 3% to £585 billion, principally as a result of the roll-off of ABN AMRO capital relief trades, as previously guided, along with the weakening of sterling. The reduction in the Core Tier 1 ratio is primarily driven by the increase in RWAs.

●

The Asset Protection Scheme provided £125 billion of RWA relief at 31 March 2010, £3 billion lower than at 31 December 2009. This decrease was due to a reduction in the pool size and improvements in risk parameters partially offset by exchange rate movements.

●	The recently completed liability management initiative will add approximately 30 bps to the Core Tier 1 ratio.

Results summary (continued)

	31 March 2010	31 December 2009
Balance sheet	£bn	£bn

Funded balance sheet	1,120.6	1,084.3

Total assets	1,582.9	1,522.5

Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	553.9	554.7

Customer accounts (excluding repurchase agreements and stock lending)	425.1	414.3

Loan:deposit ratio (Core - net of provisions)	102%	104%

Loan:deposit ratio (Group - net of provisions)	131%	135%

Key points

●	Third party assets increased by £36 billion, with around half of the movement accounted for by exchange rate movements.

●

Modest loan growth resumed in the Core bank, particularly in UK Corporate and UK Retail, but this has been outpaced by growth in customer deposits. Core deposits grew by £14 billion, or 3%, with strong inflows in UK Corporate and GTS.

●	The loan to deposit ratio in the Core bank fell to 102% from 104% at 31 December 2009.

●	Non-Core loans and advances declined by £7 billion in the quarter.

A further analysis of the Group's funding and liquidity positions is included on pages 102 to 104.

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailments and write-down of goodwill and other intangible assets is shown below.

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	527	579	371
UK Corporate	504	530	421
Wealth	66	99	100
Global Banking & Markets	1,498	1,001	3,737
Global Transaction Services	233	228	240
Ulster Bank	81	73	71
US Retail & Commercial	183	134	182
RBS Insurance	(50)	(170)	81
Central items	201	(3)	486

Core	3,243	2,471	5,689
Non-Core	145	(725)	(2,652)

Group operating profit before impairment losses	3,388	1,746	3,037

Included in the above are movements in fair value of own debt:
Global Banking & Markets	(32)	106	647
Central items	(137)	164	384

	(169)	270	1,031

Impairment losses by division
UK Retail	387	451	354
UK Corporate	186	190	100
Wealth	4	10	6
Global Banking & Markets	32	130	269
Global Transaction Services	-	4	9
Ulster Bank	218	348	67
US Retail & Commercial	143	153	223
RBS Insurance	-	-	5
Central items	1	2	(3)

Core	971	1,288	1,030
Non-Core	1,704	1,811	1,828

Group impairment losses	2,675	3,099	2,858

Key points

•

Operating profit before impairment losses, adjusted for the movement in fair value of own debt was £3,557 million compared with £1,476 million in Q4 2009. A strong performance from GBM and a positive contribution from Non-Core (operating profit of £145 million versus a loss of £725 million) were the main contributors to the improvement.

•

Compared with Q1 2009 operating profit before impairment losses, adjusted for fair value of own debt was up £1,551 million or 77%. An improvement of £2,797 million in Non-Core more than offset a reduction in GBM which benefited from very favourable market conditions in Q1 2009.

Divisional performance (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	140	128	17
UK Corporate	318	340	321
Wealth	62	89	94
Global Banking & Markets	1,466	871	3,468
Global Transaction Services	233	224	231
Ulster Bank	(137)	(275)	4
US Retail & Commercial	40	(19)	(41)
RBS Insurance	(50)	(170)	76
Central items	200	(5)	489

Core	2,272	1,183	4,659
Non-Core	(1,559)	(2,536)	(4,480)

Group operating profit/(loss)	713	(1,353)	179

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	%	%	%

Net interest margin by division
UK Retail	3.66	3.74	3.46
UK Corporate	2.38	2.47	1.88
Wealth	3.38	3.94	4.47
Global Banking & Markets	1.11	0.89	2.02
Global Transaction Services	7.97	9.81	8.29
Ulster Bank	1.77	1.83	1.87
US Retail & Commercial	2.69	2.45	2.33
Non-Core	1.25	1.17	0.61

Group	1.92	1.83	1.78

	31 March 2010	31 December 2009
	£bn	£bn

Risk-weighted assets by division
UK Retail	49.8	51.3
UK Corporate	91.3	90.2
Wealth	11.7	11.2
Global Banking & Markets	141.8	123.7
Global Transaction Services	20.4	19.1
Ulster Bank	32.8	29.9
US Retail & Commercial	63.8	59.7
Other	9.6	9.4

Core	421.2	394.5
Non-Core	164.3	171.3

	585.5	565.8
Benefit of Asset Protection Scheme	(124.8)	(127.6)

Total	460.7	438.2

UK Retail

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	933	939	797

Net fees and commissions - banking	259	283	337
Other non-interest income (net of insurance claims)	56	60	53

Non-interest income	315	343	390

Total income	1,248	1,282	1,187

Direct expenses
- staff	(198)	(211)	(214)
- other	(105)	(105)	(115)
Indirect expenses	(418)	(387)	(487)

	(721)	(703)	(816)

Operating profit before impairment losses	527	579	371
Impairment losses	(387)	(451)	(354)

Operating profit	140	128	17

Analysis of income by product
Personal advances	234	273	305
Personal deposits	277	279	397
Mortgages	422	415	207
Bancassurance	59	56	52
Cards	229	228	204
Other	27	31	22

Total income	1,248	1,282	1,187

Analysis of impairment by sector
Mortgages	48	35	22
Personal	233	282	195
Cards	106	134	137

Total impairment	387	451	354

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.2%	0.2%	0.1%
Personal	7.1%	8.3%	5.2%
Cards	7.1%	8.6%	9.1%

	1.5%	1.8%	1.5%

UK Retail (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	10.6%	9.3%	1.2%
Net interest margin	3.66%	3.74%	3.46%
Cost:income ratio	56%	54%	69%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	84.8	83.2
- personal	13.2	13.6
- cards	6.0	6.2
Customer deposits (excluding bancassurance)	89.4	87.2
Assets under management - excluding deposits	5.3	5.3
Risk elements in lending	4.7	4.6
Loan:deposit ratio (excluding repos)	113%	115%
Risk-weighted assets	49.8	51.3

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009

•

Operating profit of £140 million in Q1 2010 was £12 million higher than in the previous quarter. Impairment losses fell £64 million to £387 million, but this was partly offset by lower income and increased costs.

•

UK Retail's focus in 2010 continues to be the growth of profitable mortgage lending, which will help achieve the Group's lending commitments, whilst at the same time building customer deposits to fund the balance sheet growth and reduce the Group's reliance on wholesale funding.

o  Mortgage balances were up 2%, with continued good retention of existing customers and new business sourced predominantly from the existing customer base. Gross lending was lower, due to the impact of seasonality and the removal of stamp duty relief, but market share of new mortgage lending, at 10.6%, remained above the 7% share of stock.

o  Unsecured lending fell 3% in the quarter, as repayments continued to exceed sales volumes, which remained subdued in line with a continued focus on lower risk secured lending.

o  Deposit growth remained strong, with growth in both savings and current account balances. The strength in savings balance growth in the first quarter enabled the division to reduce its customer funding gap by £1.2 billion.

UK Retail (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)

•

Net interest income fell by 1%, reflecting the fewer number of days, with underlying net interest income up 1%. Lending product margins continued to widen, although the total asset margin was stable as the mix continued to shift to lower margin secured lending. Deposit margins were stable as savings margins widened slightly, mitigating the impact of low interest rates on current account balances.

•

Non-interest income fell by 8% from the prior quarter, reflecting a full quarter's impact of the repricing of overdraft administration fees, which commenced in Q4 2009. Other fees remained stable, with the current economic climate making growth challenging.

•

Adjusting for the benefit of lower Financial Services Compensation Scheme ('FSCS') levy accruals in Q4 2009, underlying costs fell by 2% as the benefits of process re-engineering and technology investment continued, with headcount down 2% in the quarter.

•

RBS continues to progress towards a more convenient, lower cost operating model, with significant process re-engineering within the branch network and operational centres, leading to an increased level of automated transactions.

•

Impairment losses peaked in Q4 2009, reducing by 14% in Q1 2010. Impairments are expected to continue on a downward trend during 2010 although they will remain sensitive to the external economic environment.

o  Mortgage impairments were £48 million on a total book of £85 billion, compared with a charge of £35 million in Q4 2009. The increase in the quarter is due to higher arrears volumes together with increased provision for lower cash recoveries. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average. Unsecured impairment charges amounted to £339 million in the quarter, on a book of £19 billion. This compares with a charge of £416 million in Q4 2009. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•

Risk-weighted assets reduced in the quarter as the impacts of mortgage volume growth and a retiring cards securitisation were more than offset by lower unsecured balances and improving portfolio credit metrics.

Q1 2010 compared with Q1 2009

•

Net interest margin was 20 basis points higher than in Q1 2009, with widening asset margins across all products and an increasing number of customers choosing to remain on standard variable rate mortgages. Liability margins came under pressure during 2009, with savings margin sacrificed to support balance growth.

•

Savings balances were up 12% on Q1 2009, significantly outperforming the market which remains intensely competitive. Personal current account balances were up 10% over the same period, with a 3% growth in accounts.

•	Costs were down by 12% over the year, with process re-engineering helping to lower staff costs.

UK Corporate

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	610	626	499

Net fees and commissions	224	222	194
Other non-interest income	105	100	117

Non-interest income	329	322	311

Total income	939	948	810

Direct expenses
- staff	(205)	(212)	(185)
- other	(100)	(77)	(74)
Indirect expenses	(130)	(129)	(130)

	(435)	(418)	(389)

Operating profit before impairment losses	504	530	421
Impairment losses	(186)	(190)	(100)

Operating profit	318	340	321

Analysis of income by business*
Corporate and commercial lending	630	589	476
Asset and invoice finance	134	140	109
Corporate deposits	176	191	290
Other	(1)	28	(65)

Total income	939	948	810

Analysis of impairment by sector
Banks and financial institutions	2	6	2
Hotels and restaurants	16	40	15
Housebuilding and construction	14	(13)	6
Manufacturing	6	28	4
Other	37	12	19
Private sector education, health, social work, recreational and community services	8	23	8
Property	66	30	11
Wholesale and retail trade, repairs	18	23	14
Asset and invoice finance	19	41	21

Total impairment	186	190	100

* Revised to reflect a change in allocation between 'Corporate and commercial lending' and 'Asset and invoice finance'.

UK Corporate (continued)

	Quarter ended
	31 March 2010	31 December 2009*	31 March 2009*

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.1%	0.4%	0.2%
Hotels and restaurants	1.0%	2.5%	0.9%
Housebuilding and construction	1.2%	(1.1%)	0.5%
Manufacturing	0.4%	2.0%	0.3%
Other	0.5%	0.2%	0.2%
Private sector education, health, social work, recreational and community services	0.4%	1.5%	0.5%
Property	0.8%	0.4%	0.1%
Wholesale and retail trade, repairs	0.7%	0.9%	0.5%
Asset and invoice finance	0.9%	1.9%	1.0%

	0.7%	0.7%	0.3%

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	11.6%	12.4%	12.7%
Net interest margin	2.38%	2.47%	1.88%
Cost:income ratio	46%	44%	48%

	31 March 2010	31 December 2009*
	£bn	£bn

Capital and balance sheet
Total third party assets	117.4	114.9
Loans and advances to customers - gross
- Banks and financial institutions	6.5	6.3
- Hotels and restaurants	6.4	6.4
- Housebuilding and construction	4.7	4.6
- Manufacturing	5.8	5.7
- Other	30.0	29.9
- Private sector education, health, social work, recreational and community services	8.2	6.2
- Property	33.8	34.2
- Wholesale and retail trade, repairs	10.1	9.8
- Asset and invoice finance	8.8	8.5
Customer deposits	91.4	87.8
Risk elements in lending	2.5	2.3
Loan:deposit ratio (excluding repos)	124%	126%
Risk-weighted assets	91.3	90.2

* Revised to reflect reallocations of the category 'Other' and other minor changes.

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

UK Corporate (continued)

Key points

Q1 2010 compared with Q4 2009

•

Operating profit of £318 million was 6% lower as a result of increased expenses from a £29 million Office of Fair Trading (OFT) penalty arising from a breach of competition law, with income and impairments broadly stable.

•

Net interest income declined by 3% with increased asset income offset by reduced deposit income. Loans and advances to customers increased by 2%, with some early signs of recovery in lending activity and new business asset margins still relatively strong. Customer deposits grew by 4%, with initiatives aimed at increasing customer deposits continuing through the quarter, but deposit margins remained tight. Net interest margin narrowed by 9 basis points, mainly as a result of the lower number of days in the quarter.

•	Non-interest income increased by 2%, with strong cross sales of GBM products partially offset by reduced operating lease activity.

•	Staff costs were £7 million lower, but other expenses increased as a result of a £29 million OFT penalty arising from a breach of competition law.

•	Impairments remained broadly in line with the previous quarter, though the financial condition of many clients remains delicate.

•	Risk-weighted assets grew by 1%, broadly in line with loan growth.

Q1 2010 compared with Q1 2009

•	Operating profit was 1% lower than Q1 2009, with strong income performance offset by higher impairments and direct expenses.

•

Net interest income increased by £111 million and margins increased by 50 basis points reflecting repricing of the loan portfolio and lower funding costs offset by adverse deposit floor impacts. Specific campaigns aimed at generating deposit growth continued to yield benefits, with deposits up 10% and the loan to deposit ratio improving to 124% compared with 139% in Q1 2009.

•	Strong fee and commission income from refinancing contributed to a 6% increase in non-interest income.

•	Apart from the OFT penalty and changes to compensation structures, expenses were in line with Q1 2009.

•	Impairments were £86 million higher, as both specific provisions and charges taken to reflect potential losses in the portfolio not yet specifically identified increased over the course of the year.

•	Risk-weighted assets increased by 6%, largely due to increased risk weightings (mainly in the first half of 2009) reflecting the economic cycle.

Wealth

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	143	161	158

Net fees and commissions	95	91	90
Other non-interest income	17	22	21

Non-interest income	112	113	111

Total income	255	274	269

Direct expenses
- staff	(99)	(107)	(90)
- other	(30)	(37)	(33)
Indirect expenses	(60)	(31)	(46)

	(189)	(175)	(169)

Operating profit before impairment losses	66	99	100
Impairment losses	(4)	(10)	(6)

Operating profit	62	89	94

Analysis of income
Private Banking	204	223	219
Investments	51	51	50

Total income	255	274	269

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Net interest margin	3.38%	3.94%	4.47%
Cost:income ratio	74%	64%	63%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	6.8	6.5
- personal	6.2	4.9
- other	1.5	2.3
Customer deposits	36.4	35.7
Assets under management - excluding deposits	31.7	30.7
Risk elements in lending	0.2	0.2
Loan:deposit ratio (excluding repos)	40%	38%
Risk-weighted assets	11.7	11.2

Wealth (continued)

Key points

Q1 2010 compared with Q4 2009

•	Operating profit fell 30% to £62 million reflecting lower income and an increase in indirect expenses.

•	Net interest income was down £18 million due to lower spreads on the deposit base and changes to Group Treasury cost allocations.

•	Competition in the deposit market remains intense. However, balances grew by 2%, particularly in the UK businesses, driven by the introduction of new notice products and an expanding client base.

•

Loans and advances grew robustly in response to strong client demand, increasing 6%. Growing volumes and widening lending margins provided some offset to margin pressures within the deposit book. Overall net interest margin tightened significantly.

•

Assets under management benefited from continuing strong equity markets, with balances growing 3%. Some accounts have, however, been lost in the International businesses where competition for private bankers has resulted in client attrition.

•	Total expenses increased 8% compared with Q4 2009, when expenses benefited from lower FSCS levy accruals.

Q1 2010 compared with Q1 2009

•

Operating profit decreased by 34% reflecting significant margin pressure, particularly on the deposit book. Net interest income fell 9%, with a marked reduction in net interest margin partly offset by growth in client deposit and loan balances.

•	Client deposits grew 4% with increases most evident in the UK as new products attracted funds. Assets under management increased modestly.

•	Lending margins widened and loans and advances grew by 18%, reflecting the strong client demand evident during 2009.

•	Expenses rose 12% reflecting changes to compensation approach, partially offset by lower headcount.

Global Banking & Markets

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income from banking activities	379	324	812

Net fees and commissions receivable	345	286	297
Income from trading activities	1,995	1,522	4,081
Other operating income (net of related funding costs)	73	(63)	(98)

Non-interest income	2,413	1,745	4,280

Total income	2,792	2,069	5,092

Direct expenses
- staff	(891)	(641)	(888)
- other	(229)	(247)	(274)
Indirect expenses	(174)	(180)	(193)

	(1,294)	(1,068)	(1,355)

Operating profit before impairment losses	1,498	1,001	3,737
Impairment losses	(32)	(130)	(269)

Operating profit	1,466	871	3,468

Analysis of income by product
Rates - money markets	88	108	853
Rates - flow	699	615	1,297
Currencies & Commodities	295	175	539
Equities	314	457	371
Credit markets	959	232	858
Portfolio management and origination	469	376	527
Fair value of own debt	(32)	106	647

Total income	2,792	2,069	5,092

Analysis of impairment by sector
Manufacturing and infrastructure	(7)	19	16
Property and construction	8	(1)	46
Banks and financial institutions	16	68	4
Other	15	44	203

Total impairment	32	130	269

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.6%	0.7%

Global Banking & Markets (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	28.4%	18.7%	68.8%
Net interest margin	1.11%	0.89%	2.02%
Cost:income ratio	46%	52%	27%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	133.5	127.8
Reverse repos	93.1	73.3
Securities	116.6	106.0
Cash and eligible bills	61.9	74.0
Other	38.6	31.1

Total third party assets (excluding derivatives mark to market)	443.7	412.2
Net derivative assets (after netting)	66.9	68.0
Customer deposits (excluding repos)	47.0	46.9
Risk elements in lending	1.2	1.8
Loan:deposit ratio (excluding repos)	195%	194%
Risk-weighted assets	141.8	123.7

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009

●	Operating profit grew by 68% in the quarter, with solid performances throughout the core franchises and a low impairment charge.

●

Income was 44% higher, excluding fair value of own debt, with notable increases in credit markets and currencies. The credit markets businesses achieved a particularly strong performance in the first quarter of 2010, benefiting from a buoyant market and strong customer demand, particularly in the US mortgage trading business. Aggregate fixed income and currencies revenues were up 81% to £2,041 million.

●

Currencies and rates flow income reflected good levels of market volatility and customer activity.  Equities revenue fell compared with Q4 2009, which had benefited from strong issuance in equity-linked retail notes and a recovery on Lehman-related provisions.

Global Banking & Markets (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)

●	Portfolio management and origination benefited from stronger debt capital market activity after a slow start. Margins remained firm albeit gross revenues reflected smaller portfolio balances.

●

Total expenses increased 21% as a result of incentive compensation accruals and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits. The compensation ratio for the quarter was 32%.

●	Impairments were low, reflecting the absence of any large single name provisions.

●

Total third party assets, excluding derivatives, were up 8% from the end of December, or 5% at constant exchange rates, reflecting seasonal movements including increased settlement balances. Assets remain within the division's targeted range.

●	The increase in risk-weighted assets was mostly driven by the roll-off of capital relief trades (£16 billion) and the adverse impact of exchange rate movements.

Q1 2010 compared with Q1 2009

●

Operating profit benefited from favourable market conditions, though less buoyant than the exceptional environment experienced in the first quarter of 2009 following the market dislocation at the end of 2008. Revenue levels in the rates flow and money markets businesses were more normal than in Q1 2009 (during which short-term interest rates fell rapidly) and bid/offer spreads, volumes and volatility all reduced to reasonable and expected levels.

●

The Group's credit spreads tightened materially over the 12 months to 31 March 2010 resulting in a slight increase in the carrying value of own debt, compared with a £647 million gain on own debt in the first quarter of 2009 when spreads had widened significantly.

●	Total expenses decreased 5%, reflecting lower performance-related costs and continued restructuring and efficiency benefits.

Global Transaction Services

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	217	233	220
Non-interest income	390	404	385

Total income	607	637	605

Direct expenses
- staff	(104)	(102)	(95)
- other	(33)	(51)	(35)
Indirect expenses	(237)	(256)	(235)

	(374)	(409)	(365)

Operating profit before impairment losses	233	228	240
Impairment losses	-	(4)	(9)

Operating profit	233	224	231

Analysis of income by product
Domestic cash management	194	197	202
International cash management	185	203	169
Trade finance	71	67	75
Merchant acquiring	115	134	129
Commercial cards	42	36	30

Total income	607	637	605

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Net interest margin	7.97%	9.81%	8.29%
Cost:income ratio	62%	64%	60%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Total third party assets	25.6	18.4
Loans and advances	14.3	12.7
Customer deposits	64.6	61.8
Risk elements in lending	0.2	0.2
Loan:deposit ratio (excluding repos)	22%	21%
Risk-weighted assets	20.4	19.1

Global Transaction Services (continued)

Key points

Q1 2010 compared with Q4 2009

•	Operating profit increased 4%, benefiting from foreign exchange movements. A decrease in income was offset by reductions in expenses and impairments.

•	Income decreased by 5%, reflecting margin compression in trade finance and cash management as well as seasonal variations caused by lower spending than in the Christmas period.

•	Expenses decreased 9%, or 5% at constant foreign exchange rates. Allowing for expenses related to a number of large projects and staff compensation adjustments in Q4 2009, expenses still decreased.

•	There were no impairment losses in the quarter.

•	Customer deposit balances at £64.6 billion were up £2.8 billion, with growth in the international business, whilst the US business remained flat.

•	Third party assets increased by £7.2 billion, driven in part by the addition of securities supporting yen clearing activities, as well as by some customer loan growth.

Q1 2010 compared with Q1 2009

•

Operating profit increased by 1% or 5% at constant foreign exchange rates. Income increased by 2% in constant currency terms, with increased international payments activity but declining deposit margins.

•	Customer deposit balances increased 11% driven by higher deposits in the international cash management business.

Ulster Bank

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	188	194	202

Net fees and commissions	35	98	46
Other non-interest income	18	(7)	11

Non-interest income	53	91	57

Total income	241	285	259

Direct expenses
- staff	(66)	(76)	(89)
- other	(18)	(18)	(22)
Indirect expenses	(76)	(118)	(77)

	(160)	(212)	(188)

Operating profit before impairment losses	81	73	71
Impairment losses	(218)	(348)	(67)

Operating (loss)/profit	(137)	(275)	4

Analysis of income by business
Corporate	145	146	162
Retail	112	114	93
Other	(16)	25	4

Total income	241	285	259

Analysis of impairment by sector
Mortgages	33	20	14
Corporate
- Property	82	233	12
- Other	91	83	28
Other	12	12	13

Total impairment	218	348	67

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.8%	0.5%	0.3%
Corporate
- Property	3.3%	9.2%	0.5%
- Other	3.5%	3.0%	0.9%
Other	2.0%	2.0%	2.6%

	2.3%	3.5%	0.6%

Ulster Bank (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

Performance ratios
Return on equity (1)	(18.1%)	(39.8%)	0.7%
Net interest margin	1.77%	1.83%	1.87%
Cost:income ratio	66%	74%	73%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	16.1	16.2
- corporate
- property	9.9	10.1
- other	10.4	11.0
- other	2.4	2.4
Customer deposits	23.7	21.9
Risk elements in lending
- mortgages	0.7	0.6
- corporate
- property	1.0	0.7
- other	1.1	0.8
- other	0.2	0.2
Loan:deposit ratio (excluding repos)	159%	177%
Risk-weighted assets	32.8	29.9

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009

•

Operating loss for the quarter was £137 million, an improvement of £138 million compared with the previous quarter. The key driver was a lower impairment charge of £218 million, compared with £348 million in Q4 2009, described further below.

•

Net interest income declined by 2% in constant currency terms. Actions to improve lending margins were more than offset by higher funding costs in both the wholesale and deposit markets. Net interest margin for the quarter tightened by 6 basis points, reflecting the higher term funding costs and an increase in the stock of liquid assets.

•	Non-interest income fell by 40% at constant exchange rates due to a non-recurring gain in the Q4 2009 results. Adjusting for this gain, non-interest income was in line with the previous quarter.

Ulster Bank (continued)

Key points (continued)

Q1 2010 compared with Q4 2009 (continued)

•

Focus continued on building the core retail and commercial deposit base to reduce reliance on the wholesale funding market, increasing customer deposits by 8% at constant exchange rates despite strong competition.

•

Loans to customers fell by 2% at constant exchange rates as repayments continued to exceed new business lending. Mortgage lending continued to target first time buyers through innovative products such as Momentum, Co-Ownership and Secure Step.

•

Total expenses declined by 22% at constant exchange rates, driven by a continued focus on the management of direct costs across the business and the ongoing impact of the  restructuring programme which commenced in 2009, as well as by the non-recurrence of a Q4 2009 provision relating to own property. Ulster Bank successfully completed the merger of its First Active and Ulster Bank businesses in February 2010, which increases efficiency and creates a single brand presence across the island of Ireland.

•

Impairment losses were £130 million lower, primarily as a result of a latent provision charge in Q4 2009 not recurring. Underlying economic conditions remained challenging with continued deterioration in loan performance across the retail and corporate portfolios. Mortgage impairments continued to rise as the impact of budgetary cuts and higher unemployment increased pressure on customers' ability to repay. The Irish property market remains subdued, with continued uncertainty around the impact on property valuations of the Irish Government's National Asset Management Agency.

•	The business continues to develop new product lines and entered the car insurance market during the quarter.

Q1 2010 compared with Q1 2009

•

Income fell, reflecting lower activity levels across all business lines and tighter margins as well as the reduction of overdraft fees in Northern Ireland in the second half of 2009. Expenses have been cut sharply to offset this, with staff costs down 24% at constant exchange rates.

•

Although loans and advances to customers at 31 March 2010 were 5% lower than a year earlier at constant exchange rates, risk-weighted assets increased by 29%, reflecting deteriorating portfolio metrics.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income	468	423	494

Net fees and commissions	177	148	198
Other non-interest income	75	73	52

Non-interest income	252	221	250

Total income	720	644	744

Direct expenses
- staff	(215)	(200)	(218)
- other	(134)	(130)	(143)
Indirect expenses	(188)	(180)	(201)

	(537)	(510)	(562)

Operating profit before impairment losses	183	134	182
Impairment losses	(143)	(153)	(223)

Operating profit/(loss)	40	(19)	(41)

Analysis of income by product
Mortgages and home equity	115	115	142
Personal lending and cards	114	115	107
Retail deposits	226	195	231
Commercial lending	142	134	141
Commercial deposits	81	108	104
Other	42	(23)	19

Total income	720	644	744

Average exchange rate - US$/£	1.560	1.633	1.436

Analysis of impairment by sector
Residential mortgages	19	8	23
Home equity	6	13	29
Corporate & Commercial	49	92	108
Other consumer	56	40	63
Securities impairment losses	13	-	-

Total impairment	143	153	223

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.1%	0.5%	1.0%
Home equity	0.1%	0.3%	0.6%
Corporate and Commercial	1.0%	1.9%	1.8%
Other consumer	2.8%	2.1%	2.6%

	1.0%	1.3%	1.4%

US Retail & Commercial (£ Sterling) (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Performance ratios
Return on equity (1)	2.3%	(1.2%)	(2.4%)
Net interest margin	2.69%	2.45%	2.33%
Cost:income ratio	74%	79%	75%

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet
Total assets	78.2	74.8
Loans and advances to customers (gross):
- residential mortgages	6.7	6.5
- home equity	16.2	15.4
- corporate and commercial	20.5	19.5
- other consumer	8.0	7.5
Customer deposits (excluding repos)	62.5	60.1
Risk elements in lending
- retail	0.4	0.4
- commercial	0.3	0.2
Loan:deposit ratio (excluding repos)	81%	80%
Risk-weighted assets	63.8	59.7

Spot exchange rate - US$/£	1.517	1.622

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

•	Sterling weakened over the course of the first quarter, and the average exchange rate also declined.

•	Variances are described in full in the US dollar-based financials set out on pages 45 and 46.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	$m	$m	$m

Income statement
Net interest income	730	690	711

Net fees and commissions	276	245	284
Other non-interest income	116	120	75

Non-interest income	392	365	359

Total income	1,122	1,055	1,070

Direct expenses
- staff	(335)	(325)	(313)
- other	(207)	(215)	(206)
Indirect expenses	(293)	(294)	(288)

	(835)	(834)	(807)

Operating profit before impairment losses	287	221	263
Impairment losses	(224)	(252)	(320)

Operating profit/(loss)	63	(31)	(57)

Analysis of income by product
Mortgages and home equity	180	188	204
Personal lending and cards	178	188	154
Retail deposits	351	320	332
Commercial lending	222	219	202
Commercial deposits	126	176	150
Other	65	(36)	28

Total income	1,122	1,055	1,070

Analysis of impairment by sector
Residential mortgages	30	14	33
Home equity	10	23	42
Corporate & Commercial	77	150	154
Other consumer	87	65	91
Securities impairment losses	20	-	-

Total impairment	224	252	320

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.2%	0.5%	1.0%
Home equity	0.2%	0.4%	0.6%
Corporate & Commercial	1.0%	1.9%	1.8%
Other consumer	2.9%	2.1%	2.6%

	1.1%	1.3%	1.4%

US Retail & Commercial (US Dollar) (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
Performance ratios
Return on equity (1)	2.4%	(1.2%)	(2.3%)
Net interest margin	2.69%	2.45%	2.33%
Cost:income ratio	74%	79%	75%

	31 March 2010	31 December 2009
	$bn	$bn

Capital and balance sheet
Total assets	118.6	121.3
Loans and advances to customers (gross):
- residential mortgages	10.1	10.6
- home equity	24.6	25.0
- corporate and commercial	31.1	31.6
- other consumer	12.1	12.1
Customer deposits (excluding repos)	94.8	97.4
Risk elements in lending
- retail	0.6	0.6
- commercial	0.5	0.4
Loan:deposit ratio (excluding repos)	81%	80%
Risk-weighted assets	96.8	96.9

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q1 2010 compared with Q4 2009

•

US Retail & Commercial returned to profit in the first quarter, with an operating profit of $63 million compared with an operating loss of $31 million in the previous quarter, driven by higher income and an improving impairments trend. However, economic conditions in the division's core regions remain difficult.

•

Net interest income was up 6%, with loans and advances down 2%, reflecting a lack of credit demand, but net interest margin improved by 24bps to 2.69%. Deposit mix also improved, with continued migration from lower margin time deposits to more favourably priced demand deposit accounts.

•	Non-interest income was up 7%, with higher gains on securities realisations more than offsetting a seasonal reduction in mortgage and deposit fees.

•	Expenses were flat reflecting the timing of payroll taxes offset by lower loan workout and collection costs.

•	Impairment losses were down as loan delinquencies stabilised and net charge-offs declined by 20%. Impairments fell to 1.1% of loans and advances, compared with 1.3% in the previous quarter.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2010 compared with Q1 2009

•	Operating profit increased to $63 million from an operating loss of $57 million primarily reflecting reduced impairment losses.

•	Net interest income was up 3%, with net interest margin improving by 36bps, driven by changes to deposit pricing and mix, offset by lower loan volume.

•	Non-interest income was up 9% reflecting higher gains and debit card income, but mortgage banking fee income moderated from the very high levels reached in the first quarter of 2009.

•	Expenses increased 3% reflecting the finalisation of compensation structures, higher medical costs, and increased deposit insurance levies offset by lower loan workout and collection costs.

•	Impairments declined, following significant loan reserve building in 2009. Net charge-offs were down 15%, with the key areas of improvement being in commercial and auto loans.

•

Customer deposits were down 2%, reflecting pricing strategies on low margin time products, but strong growth was achieved in checking balances.  Over 44,000 consumer checking accounts and more than 12,000 small business checking accounts were added over the year. Consumer checking balances grew by 8% and small business balances by 5%.

RBS Insurance

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Earned premiums	1,130	1,149	1,106
Reinsurers' share	(34)	(37)	(45)

Insurance net premium income	1,096	1,112	1,061
Net fees and commissions	(89)	(84)	(92)
Other income	92	148	108

Total income	1,099	1,176	1,077

Direct expenses
- staff	(63)	(61)	(70)
- other	(47)	(54)	(67)
Indirect expenses	(65)	(75)	(66)

	(175)	(190)	(203)

Gross claims	(982)	(1,175)	(798)
Reinsurers' share	8	19	5

Net claims	(974)	(1,156)	(793)

Operating (loss)/profit before impairment losses	(50)	(170)	81
Impairment losses	-	-	(5)

Operating (loss)/profit	(50)	(170)	76

Analysis of income by product
Own-brand
- Motor	521	516	477
- Household and life	224	221	204
Partnerships and broker
- Motor	136	146	145
- Household and life	81	88	83
Other (international, commercial and central)	137	205	168

Total income	1,099	1,176	1,077

RBS Insurance (continued)

Key metrics

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009

In-force policies (thousands)
- Motor own-brand	4,715	4,858	4,601
- Own-brand non-motor (home, pet, rescue, HR24)	6,367	6,307	5,643
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,185	5,328	5,750
- Other (international, commercial and central)	1,411	1,217	1,211

Gross written premium (£m)	1,090	1,024	1,123

Performance ratios
Return on equity (1)	(5.4%)	(19.1%)	9.5%
Cost:income ratio	16%	16%	19%

Balance sheet
General insurance reserves - total (£m)	7,101	7,030	6,630

Notes:

(1)	Based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).

Key points

Q1 2010 compared with Q4 2009

●	RBS Insurance's performance improved in the first quarter, with income, as adjusted for the portfolio gains realised in the fourth quarter of 2009, flat but reduced costs and claims.

●

Total in-force policies remained stable, but repricing led to a decline in motor own-brand policies. Action was taken to exit less profitable partnership and broker business, but this was offset by growth in the international, commercial and home policies.

●

Total income declined by 7%, mainly due to lower investment income reflecting the gains realised on the disposal of equity investments in the previous quarter. Losses of £21 million were recorded in relation to an impairment charge in the fixed income portfolio.  Premium income was slightly lower, reflecting reduced business volumes as less profitable lines were exited. Motor policy pricing continued to be increased in response to the development in claims experience.

●	Expenses were down by 8% in the quarter, driven by lower professional fees and indirect costs.

●

Net claims were significantly lower than Q4 2009, which saw increased claims reserving in response to increased bodily injury claims. However, extreme weather conditions resulted in higher than projected claims, preventing a return to profitability in the quarter.

●	Performance is expected to improve over the course of 2010 as initiatives are under way to enhance efficiency and to strengthen pricing models and claims management.

RBS Insurance (continued)

Key points (continued)

Q1 2010 compared with Q1 2009

●

In-force policies grew by 3%, driven by own brands, which increased by 8%. Direct Line motor policies were stable while home policies grew by 2%. Churchill continued to benefit from deployment on selected price comparison websites, with home policies up 27% and motor policies up 11%. The partnerships and broker segment declined by 10% in line with business strategy.

●	Expenses were down 14%, with salary inflation more than offset by a reduction in headcount and lower marketing expenditure.

●

Net claims were 23% higher, principally driven by adverse weather conditions and the higher level of bodily injury claims. Significant price increases were implemented in Q4 2009 and Q1 2010 to mitigate the impact of rising claims costs.

●

The combined operating ratio, including business services costs, was 113.3% compared with 101.5% in Q1 2009, with the impact of increased reserving for adverse weather conditions and bodily injury claims only partially mitigated by expense ratio improvement.

Central items

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Fair value of own debt	(137)	164	384
Other	337	(169)	105

Central items not allocated	200	(5)	489

Key points

•

Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q1 2010 compared with Q4 2009

•	Items not allocated during the quarter amounted to a net credit of £200 million, an improvement of £205 million on Q4 2009.

•	Fair value of own debt was a net debit of £137 million in the quarter. The Group's credit spreads narrowed over the quarter, resulting in an increase in the carrying value of own debt.

•

Other central items not allocated represented a net credit in the quarter of £337 million versus a debit of £169 million in the previous quarter. This movement was primarily driven by unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting. In addition, a one-off VAT recovery reduced expenses by £80 million and improved net interest income by £90 million in the first quarter.

Q1 2010 compared with Q1 2009

•	Items not allocated during the quarter amounted to a net credit of £200 million, a decline of £289 million on Q1 2009.

•	The charge for change in the fair value of own debt of £137 million compares with a credit of £384 million in the first quarter of 2009, when spreads widened markedly.

Non-Core

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Income statement
Net interest income from banking activities	568	578	395

Net fees and commissions receivable	104	129	172
Loss from trading activities	(131)	(781)	(2,617)
Insurance net premium income	168	171	244
Other operating income	225	11	30

Non-interest income	366	(470)	(2,171)

Total income	934	108	(1,776)

Direct expenses
- staff	(252)	(247)	(301)
- other	(282)	(297)	(256)
Indirect expenses	(122)	(141)	(142)

	(656)	(685)	(699)

Operating profit/(loss) before other operating charges and impairment losses	278	(577)	(2,475)
Insurance net claims	(133)	(148)	(177)
Impairment losses	(1,704)	(1,811)	(1,828)

Operating loss	(1,559)	(2,536)	(4,480)

Analysis of income
Banking & Portfolio	271	37	(131)
International Businesses & Portfolios	632	493	662
Markets	31	(422)	(2,307)

	934	108	(1,776)

Key metrics

Performance ratios
Net interest margin	1.25%	1.17%	0.61%
Cost:income ratio	70%	634%	(39%)

	31 March 2010	31 December 2009
	£bn	£bn

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	212.6	220.9
Loans and advances to customers - gross	141.2	149.5
Customer deposits	10.2	12.6
Risk elements in lending	24.0	22.9
Loan:deposit ratio (excluding repos)	1,356%	1,121%
Risk-weighted assets (3)	164.3	171.3

Notes:

(1)	Includes disposal groups.
(2)	Derivatives were £19.1 billion at 31 March 2010 (31 December 2009 - £19.9 billion).
(3)	Includes Sempra: 31 March 2010 Third Party Assets (TPAs) £14.0 billion, RWAs £11.1 billion; (31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

Non-Core (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Loss from trading activities
Monoline exposures	-	679	1,645
CDPCs	31	101	198
Asset backed products (1)	55	(105)	376
Other credit exotics	(11)	(16)	537
Equities	7	9	8
Banking book hedges	36	231	183
Other (3)	13	(118)	(330)

	131	781	2,617

Impairment losses
Banking & Portfolio	697	895	818
International Businesses & Portfolios	951	902	720
Markets	56	14	290

	1,704	1,811	1,828

Loan impairment charge as % of gross customer loans and advances (2)
Banking & Portfolio	3.3%	4.1%	3.2%
International Businesses & Portfolios	5.7%	5.3%	3.7%
Markets	33.6%	0.4%	(61.6%)

Total	4.6%	4.6%	2.8%

	£bn	£bn	£bn

Gross customer loans and advances
Banking & Portfolio	78.6	82.0	103.3
International Businesses & Portfolios	62.3	65.6	78.6
Markets	0.3	1.9	1.8

	141.2	149.5	183.7

Risk-weighted assets
Banking & Portfolio	57.2	58.2	70.9
International Businesses & Portfolios	45.4	43.8	51.4
Markets	61.7	69.3	52.1

	164.3	171.3	174.4

Notes:

(1)	Asset backed products include super senior asset backed structures and other asset backed products.
(2)	Includes disposal groups.
(3)	Includes profits in Sempra of £127 million (Q4 2009 - £161 million; Q1 2009 - £248 million).

Non-Core (continued)

Third party assets (excluding derivatives)

	31 December 2009	Run off (1)	Asset sales	Roll overs	Impairments	FX	31 March 2010
	£m	£m	£m	£m	£m	£m	£m

Commercial Real Estate	51,328	(1,491)	(54)	226	(1,055)	570	49,524
Corporate	82,616	(4,551)	(1,202)	386	(339)	2,040	78,950
SME	3,942	47	-	-	(31)	63	4,021
Retail	19,882	(429)	(204)	127	(221)	577	19,732
Other	4,610	(1,598)	-	114	(2)	4	3,128
Markets	24,422	(1,244)	(254)	23	(4)	1,202	24,145

Total (excluding derivatives)	186,800	(9,266)	(1,714)	876	(1,652)	4,456	179,500

Markets - Sempra	14,200	(1,200)	-	-	-	1,000	14,000

Total	201,000	(10,466)	(1,714)	876	(1,652)	5,456	193,500

Note:

(1)	Including other items.

Non-Core (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	3	2	1
Personal	2	5	14
Other	-	-	-

Total UK Retail	5	7	15

UK Corporate
Manufacturing and infrastructure	(5)	41	19
Property and construction	54	163	97
Transport	-	2	1
Banks and financials	-	-	2
Lombard	25	13	55
Invoice finance	-	1	-
Other	81	120	32

Total UK Corporate	155	340	206

Global Banking & Markets
Manufacturing and infrastructure	29	84	302
Property and construction	472	683	21
Transport	1	5	151
Telecoms, media and technology	(11)	2	-
Banks and financials	161	97	136
Other	101	38	498

Total Global Banking & Markets	753	909	1,108

Ulster Bank
Mortgages	20	16	8
Commercial investment and development	110	256	8
Residential investment and development	351	(33)	103
Other	51	33	11
Other EMEA	20	20	25

Total Ulster Bank	552	292	155

US Retail & Commercial
Auto and consumer	15	27	28
Cards	14	26	26
SBO/home equity	102	85	156
Residential mortgages	12	13	3
Commercial real estate	63	51	23
Commercial and other	2	8	17

Total US Retail & Commercial	208	210	253

Other
Wealth	28	38	89
Global Transaction Services	3	14	2
Central items	-	1	-

Total Other	31	53	91

Total impairment losses	1,704	1,811	1,828

Non-Core (continued)

	31 March 2010	31 December 2009
	£bn	£bn

Gross loans and advances to customers by donating division and sector (excluding reverse repurchase agreements)

UK Retail
Mortgages	1.8	1.9
Personal	0.6	0.7
Other	-	-

Total UK Retail	2.4	2.6

UK Corporate
Manufacturing and infrastructure	0.4	0.3
Property and construction	10.2	10.8
Lombard	2.7	2.7
Invoice finance	0.4	0.4
Other	19.0	20.7

Total UK Corporate	32.7	34.9

Global Banking & Markets
Manufacturing and Infrastructure	17.2	17.5
Property and construction	23.4	25.7
Transport	6.0	5.8
Telecoms, media and technology	3.4	3.2
Banks and financials	16.1	16.0
Other	11.7	13.5

Total Global Banking & Markets	77.8	81.7

Ulster Bank
Mortgages	6.1	6.0
Commercial investment and development	4.4	3.0
Residential investment and development	4.1	5.6
Other	1.3	1.1
Other EMEA	1.1	1.0

Total Ulster Bank	17.0	16.7

US Retail & Commercial
Auto and consumer	3.2	3.2
Cards	0.2	0.5
SBO/home equity	3.7	3.7
Residential mortgages	1.2	0.8
Commercial real estate	2.0	1.9
Commercial and other	0.8	0.9

Total US Retail & Commercial	11.1	11.0

Other
Wealth	2.4	2.6
Global Transaction Services	0.8	0.8
RBS Insurance	0.2	0.2
Central items	(4.3)	(3.2)

Total Other	(0.9)	0.4

Total loans and advances to customers (excluding reverse repurchase agreements)	140.1	147.3

Non-Core (continued)

Key points

Q1 2010 compared with Q4 2009

•

Non-Core results before impairment losses improved from a loss of £725 million to a profit of £145 million.  Losses from trading activities were £650 million lower than in Q4 2009, which included losses on re-designated structured credit assets (£328 million) and the restructuring of some positions with monolines. Underlying asset prices continued to rally, reducing monoline exposures and therefore reserving requirements.

•	Impairment losses decreased by 6%, continuing the improving trend that began to emerge towards the end of 2009, particularly in the corporate sector.

•

Third party assets fell by £7.5 billion as a result of a combination of portfolio asset run-off, disposals and impairments partially offset by £5.5 billion of sterling depreciation.  The disposals of parts of the Asian business, announced in 2009, are on track to complete in the coming months and good progress continues to be made within our wider international businesses with a number of transactions close to completion.

•

RWAs decreased by 4% with adverse currency movements of £2.3 billion, offset by reductions in market risk of £1.1 billion, credit grade changes of £3.1 billion, defaults of £4.2 billion and other decreases of £0.9 billion.

•

Expenses were £29 million lower primarily due to reduced indirect cost allocations.  Underlying direct costs were flat and as planned. Headcount reduced from 15,156 to 14,915 and this trend will continue as whole business disposals previously announced complete.

Q1 2010 compared with Q1 2009

•

Mark to market losses fell markedly by £2.5 billion across a range of asset classes including monolines, CDPCs, asset backed and other exotic credit products as market parameters have stabilised compared with Q1 2009 when asset-backed securities prices were still falling and monoline spreads were rising.

•	Impairments of £1,704 million were 7% lower than in Q1 2009, but remain elevated, representing 4.6% of loans and advances.

•	Third party assets (excluding derivatives) have reduced by 19% largely through a combination of portfolio run off (£22 billion), net disposals (£10 billion) and impairments (£9 billion).

•	RWAs have fallen by 6%, with monoline downgrades and deteriorating credit metrics for leverage and real estate finance assets cancelling out underlying portfolio reductions.

Allocation methodology for indirect costs

For the purposes of managing the operations of the Group, Business Services and Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage.  Where services span more than one division, an appropriate measure is used to allocate the costs on a basis which management considers reasonable.  Business Services costs are fully allocated and there are no residual unallocated costs. The residual unallocated costs remaining in the Group centre relate to volatile corporate items that do not naturally reside within a division.

Business Services costs were 9% lower than in the fourth quarter of 2009, on a constant currency basis, with reductions in property, technology and operational costs.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long-term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted RWAs.

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Business Services costs
Property	442	474	468
Operations	344	366	378
Technology services and support functions	435	510	455

	1,221	1,350	1,301
Allocated to divisions:
UK Retail	(347)	(401)	(400)
UK Corporate	(103)	(111)	(110)
Wealth	(45)	(31)	(30)
Global Banking & Markets	(120)	(121)	(125)
Global Transaction Services	(221)	(238)	(216)
Ulster Bank	(64)	(111)	(66)
US Retail & Commercial	(168)	(158)	(181)
RBS Insurance	(49)	(60)	(56)
Non-Core	(104)	(119)	(117)

	-	-	-

Group centre costs	249	147	276

Allocated to divisions:
UK Retail	(71)	14	(87)
UK Corporate	(27)	(18)	(20)
Wealth	(15)	-	(16)
Global Banking & Markets	(54)	(59)	(68)
Global Transaction Services	(16)	(18)	(19)
Ulster Bank	(12)	(7)	(11)
US Retail & Commercial	(20)	(22)	(20)
RBS Insurance	(16)	(15)	(10)
Non-Core	(18)	(22)	(25)

	-	-	-

Allocation methodology for indirect costs (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Treasury funding costs	97	123	240

Allocated to divisions:
UK Retail	(6)	(21)	(22)
UK Corporate	9	33	(32)
Wealth	13	30	9
Global Banking & Markets	-	71	198
Global Transaction Services	54	47	21
Ulster Bank	(32)	(23)	(8)
US Retail & Commercial	(15)	(47)	(23)
RBS Insurance	-	(12)	(11)
Non-Core	(120)	(201)	(372)

	-	-	-

Average balance sheet - pro forma

	Quarter ended			Year ended
	31 March 2010			31 December 2009
	Average			Average
	Balance	Interest	Rate	Balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	47,254	140	1.19	51,757	831	1.61
Loans and advances to customers	529,914	4,613	3.48	575,473	21,357	3.71
Debt securities	140,732	856	2.43	125,806	4,202	3.34

Interest-earning assets - banking business	717,900	5,609	3.13	753,036	26,390	3.50

Trading business	272,773			291,092
Non-interest earning assets	625,932			815,468

Total assets	1,616,605			1,859,596

Liabilities
Deposits by banks	86,048	297	1.38	131,190	2,852	2.17
Customer accounts	340,872	879	1.03	354,963	4,637	1.31
Debt securities in issue	212,133	854	1.61	226,077	4,816	2.13
Subordinated liabilities	32,629	201	2.46	35,348	1,310	3.71
Internal funding of trading business	(44,490)	(69)	0.62	(75,129)	(508)	0.68

Interest-bearing liabilities - banking business	627,192	2,162	1.38	672,449	13,107	1.95

Trading business	297,344			331,380
Non-interest-bearing liabilities
- demand deposits	43,946			36,489
- other liabilities	575,751			761,975
Shareholders' equity	72,372			57,303

Total liabilities and shareholders' equity	1,616,605			1,859,596

Notes:

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)

Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature. As a result, interest income has been increased by £1 million (2009 - £20 million).

(3)

Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet shown above, interest includes increased interest income and interest expense related to these instruments of £2 million (2009 - £46 million) and £nil million (2009 - £350 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest receivable has been reduced by £90 million in respect of a non recurring receivable

Average balance sheet - pro forma (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.13	3.28	3.85
Cost of interest-bearing liabilities of banking business	(1.38)	(1.63)	(2.35)

Interest spread of banking business	1.75	1.65	1.50
Benefit from interest-free funds	0.17	0.18	0.28

Net interest margin of banking business	1.92	1.83	1.78

Average interest rates
The Group's base rate	0.50	0.50	1.08

London inter-bank three month offered rates
- Sterling	0.63	0.59	2.09
- Eurodollar	0.26	0.27	1.24
- Euro	0.61	0.68	2.02

Condensed consolidated balance sheet

at 31 March 2010 - pro forma

	31 March 2010	31 December 2009
	£m	£m

Assets
Cash and balances at central banks	42,008	51,548
Net loans and advances to banks	56,508	48,777
Reverse repurchase agreements and stock borrowing	43,019	35,097
Loans and advances to banks	99,527	83,874
Net loans and advances to customers	553,872	554,654
Reverse repurchase agreements and stock borrowing	52,906	41,040
Loans and advances to customers	606,778	595,694
Debt securities	252,116	249,095
Equity shares	21,054	15,960
Settlement balances	24,369	12,024
Derivatives	462,272	438,199
Intangible assets	14,683	14,786
Property, plant and equipment	18,248	17,773
Deferred taxation	6,540	6,492
Prepayments, accrued income and other assets	13,909	18,604
Assets of disposal groups	21,394	18,432

Total assets	1,582,898	1,522,481

Liabilities
Bank deposits	100,168	115,642
Repurchase agreements and stock lending	48,083	38,006
Deposits by banks	148,251	153,648
Customer deposits	425,102	414,251
Repurchase agreements and stock lending	81,144	68,353
Customer accounts	506,246	482,604
Debt securities in issue	239,212	246,329
Settlement balances and short positions	70,632	50,875
Derivatives	444,223	421,534
Accruals, deferred income and other liabilities	28,247	24,624
Retirement benefit liabilities	2,670	2,715
Deferred taxation	2,226	2,161
Insurance liabilities	7,711	7,633
Subordinated liabilities	31,936	31,538
Liabilities of disposal groups	20,563	18,857

Total liabilities	1,501,917	1,442,518

Equity
Minority interests	2,305	2,227
Owners' equity*	78,676	77,736

Total equity	80,981	79,963

Total liabilities and equity	1,582,898	1,522,481

* Owners' equity attributable to:
Ordinary and B shareholders	70,830	69,890
Other equity owners	7,846	7,846

	78,676	77,736

Commentary on condensed consolidated balance sheet - pro forma

Total assets of £1,582.9 billion at 31 March 2010 were up £60.4 billion, 4%, compared with 31 December 2009.

Cash and balances at central banks were down £9.5 billion, 19% to £42.0 billion due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £15.7 billion, 19%, to £99.5 billion with reverse repurchase agreements and stock borrowing ('reverse repos') up £7.9 billion, 23% to £43.0 billion and higher bank placings, up £7.8 billion, 16%, to £56.5 billion, largely as a result of increased wholesale funding activity in Global Banking & Markets and Ulster Bank.

Loans and advances to customers were up £11.1 billion, 2%, at £606.8 billion reflecting increased reverse repos, up 29%, £11.9 billion to £52.9 billion. Excluding reverse repos, lending decreased by £0.8 billion to £553.9 billion but grew by £0.9 billion before impairment provisions. This reflected growth in UK Corporate & Commercial, £2.7 billion, Global Transaction Services, £1.4 billion, UK Retail, £0.9 billion and Wealth, £0.8 billion and the effect of exchange rate movements, £8.8 billion, following the weakening of sterling against the US dollar since the year end. These were partially offset by planned reductions in Non-Core of £10.0 billion, together with declines in Ulster Bank, £1.1 billion, US Retail & Commercial, £0.9 billion and Global Banking & Markets, £1.8 billion.

Equity shares were up £5.1 billion, 32%, to £21.1 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances rose £12.3 billion to £24.4 billion as a result of increased customer activity from seasonal year end lows.

Movements in the value of derivative assets, up £24.1 billion, 5%, to £462.3 billion, and liabilities, up £22.7 billion, 5%, to £444.2 billion, primarily reflect changes in interest rates, the weakening of sterling against the US dollar and growth in trading volumes.

Growth in assets and liabilities of disposal groups principally reflects the inclusion of the Global Merchant Services business and increases in respect of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £5.4 billion, 4%, to £148.3 billion. Reduced inter-bank deposits, down £15.5 billion, 13%, to £100.2 billion, principally in Group Treasury, were offset in part by increased repurchase agreements and stock lending ('repos'), up £10.1 billion, 27%, to £48.1 billion.

Customer accounts rose £23.6 billion, 5%, to £506.2 billion. Within this, repos increased £12.8 billion, 19%, to £81.1 billion.  Excluding repos, customer deposits were up £10.8 billion, 3%, to £425.1 billion, reflecting growth in UK Corporate & Commercial, £3.6 billion, UK Retail, £2.3 billion, Global Transaction Services, £2.1 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate movements of £6.3 billion. This was partially offset by reductions in Non-Core, £3.0 billion, US Retail & Commercial, £1.7 billion and Global Banking & Markets, £1.1 billion.

Commentary on condensed consolidated balance sheet - pro forma (continued)

Debt securities in issue were down £7.1 billion, 3% to £239.2 billion, mainly as a result of reductions in Global Banking & Markets.

Subordinated liabilities increased £0.4 billion, 1% to £31.9 billion. The conversion of £0.6 billion non-cumulative US dollar preference shares and the redemption of £0.5 billion dated loan capital were more than offset by the effect of exchange rate movements and other adjustments of £1.5 billion.

Owners' equity increased by £0.9 billion, 1% to £78.7 billion. The issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt and exchange rate movements, £0.7 billion, were partially offset by an increase in own shares held of £0.4 billion.

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010 - pro forma

	31 March 2010	31 December 2009
	£m	£m

Called-up share capital
At beginning of period	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227
B shares issued	-	510
Other shares issued during the period	401	-
Preference shares redeemed during the period	-	(5)

At end of period	15,031	14,630

Paid-in equity
At beginning of period	565	1,073
Securities redeemed during the period	-	(308)
Transfer to retained earnings	-	(200)

At end of period	565	565

Share premium account
At beginning of period	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047
Other shares issued during the period	217	-
Preference shares redeemed during the period	-	(4,995)

At end of period	23,740	23,523

Merger reserve
At beginning of period	25,522	10,881
Issue of B shares, net of £399 million expenses	-	24,591
Transfer to retained earnings	(12,250)	(9,950)

At end of period	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)
Unrealised gains in the period	528	1,202
Realised (gains)/losses in the period	(147)	981
Taxation	(153)	(377)

At end of period	(1,527)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)
Amount recognised in equity during the period	(11)	380
Amount transferred from equity to earnings in the period	10	513
Taxation	(19)	(269)

At end of period	(272)	(252)

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010 - pro forma (continued)

	31 March 2010	31 December 2009
	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385
Retranslation of net assets	1,109	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(420)	456
Taxation	12	9

At end of period	5,229	4,528

Capital redemption reserve
At beginning and end of period	170	170

Contingent capital reserve
At beginning of period	(1,208)	-
Contingent capital agreement - consideration payable	-	(1,208)

At end of period	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	7,542
Loss attributable to ordinary and B shareholders and other equity owners	(143)	(2,672)
Equity preference dividends paid	(105)	(878)
Paid-in equity dividends paid, net of tax	-	(57)
Transfer from paid-in equity	-	200
Equity owners gain on withdrawal of minority interest
- gross	-	629
- taxation	-	(176)
Transfer from merger reserve	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	(3,756)
- taxation	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(7)	(16)
Share-based payments
- gross	35	325
- taxation	-	-

At end of period	24,164	12,134

Own shares held
At beginning of period	(121)	(104)
Shares purchased during the period	(374)	(33)
Shares issued under employee share schemes	7	16

At end of period	(488)	(121)

Owners' equity at end of period	78,676	77,736

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010 - pro forma (continued)

	31 March 2010	31 December 2009
	£m	£m

Minority interests
At beginning of period	2,227	5,436
Currency translation adjustments and other movements	77	(152)
Profit attributable to minority interests	12	648
Dividends paid	(11)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	-	23
- realised gains in the period	-	(359)
Equity raised	-	9
Equity withdrawn and disposals	-	(2,436)
Transfer to retained earnings	-	(629)

At end of period	2,305	2,227

Total equity at end of period	80,981	79,963

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	89	160
Preference shareholders	(105)	878
Paid-in equity holders	-	57
Ordinary and B shareholders	871	(5,747)

	855	(4,652)

Notes to pro forma results

1. Basis of preparation

The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses to be retained by the Group.  This information is prepared using the Group's accounting policies and is being provided to give a better understanding of the results of the RBS operations excluding the results attributable to the other Consortium Members.

Group operating profit on a pro forma basis excludes:

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	strategic disposals;

•	bonus tax;

•	Asset Protection Scheme credit default swap - fair value changes;

•	gains on pensions curtailment; and

•	write-down of goodwill and other intangible assets.

2. Loan impairment provisions

Operating profit/(loss) is stated after charging loan impairment losses of £2,602 million (year ended 31 December 2009 - £13,090 million). The balance sheet loan impairment provisions increased in the quarter ended 31 March 2010 from £15,173 million to £16,827 million and the movements thereon were:

	31 March 2010
	Core	Non-Core	Total	31 December 2009
	£m	£m	£m	£m

At beginning of period	6,921	8,252	15,173	9,451
Transfers to disposal groups	-	(29)	(29)	(321)
Currency translation and other adjustments	30	185	215	(428)
Disposals	-	-	-	(65)
Amounts written-off	(501)	(596)	(1,097)	(6,478)
Recoveries of amounts previously written-off	45	25	70	325
Charge to income statement	950	1,652	2,602	13,090
Unwind of discount	(48)	(59)	(107)	(401)

	7,397	9,430	16,827	15,173

Provisions at 31 March 2010 include £158 million (31 December 2009 - £157 million) in respect of loans and advances to banks. The table above excludes impairment charges relating to securities.

Notes to pro forma results (continued)

3. Available-for-sale financial assets

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders' equity until disposal, at which stage the cumulative gain or loss is recognised in the income statement.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in the income statement.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.  Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group's available- for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

During the first quarter of 2010 impairment losses of £28 million (quarter ended 31 December 2009 - £67 million) were charged to the income statement and net unrealised gains of £528 million (year ended 31 December 2009 - £1,202 million) were recognised directly in equity on available-for-sale financial assets. Available-for-sale reserves at 31 March 2010 amounted to net losses of £1,527 million (31 December 2009 - net losses £1,755 million), and the movements were as follows:

	31 March 2010	31 December 2009
Available-for-sale reserves	£m	£m

At beginning of period	(1,755)	(3,561)
Unrealised gains in the period	528	1,202
Realised (gains)/losses in the period	(147)	981
Taxation	(153)	(377)

At end of period	(1,527)	(1,755)

The above excludes movements attributable to minority interests of £336 million in the year ended 31 December 2009 (quarter ended 31 March 2010 - nil).

Notes to pro forma results (continued)

4. Strategic disposals

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Gain on sale of investments in:
- RBS Asset Management's investment strategies business	80	-	-
- Bank of China (1)	-	-	241
- Linea Directa	-	2	-
Provision for loss on disposal of:
- Latin American businesses	(22)	(159)	-
- Asian branches and businesses	5	(9)	-
- Other	(10)	-	-

	53	(166)	241

Note:

(1)	Including £359 million attributable to minority interests.

5. Goodwill

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Write-down of goodwill and other intangible assets	-	52	-

Notes to pro forma results (continued)

6. Taxation

The credit for taxation differs from the tax credit computed by applying the standard UK corporation tax rate of 28% as follows:

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

(Loss)/profit before tax	(21)	134	(44)

Expected tax (credit)/charge at 28%	(6)	38	(12)
Unrecognised timing differences	52	(67)	89
Non-deductible items	31	400	35
Non-taxable items	(2)	(208)	(83)
Taxable foreign exchange movements	-	13	-
Foreign profits taxed at other rates	128	159	65
Losses in year not recognised	83	448	3
Losses brought forward and utilised	(8)	(65)	2
Adjustments in respect of prior periods	(172)	(69)	129

Actual tax charge	106	649	228

The Group has recognised a deferred tax asset at 31 March 2010 of £6,540 million (31 December 2009 - £6,492 million), of which £4,496 million (31 December 2009 - £4,803 million) relates to carried forward trading losses in the UK.  Under UK tax legislation, these losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset at 31 March 2010 and concluded that it is recoverable based on base case future profit projections.

Notes to pro forma results (continued)

7. Profit attributable to minority interests

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Trust preferred securities	10	(8)	30
Investment in Bank of China	-	-	359
Sempra	-	55	79
ABN AMRO	-	-	2
Other	2	-	1

Profit attributable to minority interests	12	47	471

8. Other owners' dividends

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Preference shareholders:
Non-cumulative preference shares of US$0.01	105	63	114
Non-cumulative preference shares of €0.01	-	63	-

Paid-in equity holders:
Interest on securities classified as equity, net of tax	-	18	-

	105	144	114

Notes to pro forma results (continued)

9. Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Earnings
Loss from continuing operations attributable to ordinary and B shareholders	(244)	(758)	(857)

Loss from discontinued operations attributable to ordinary and B shareholders	(4)	(7)	(45)

Ordinary shares in issue during the period (millions)	56,238	56,227	39,397
B shares in issue during the period (millions)	51,000	5,543	-

Weighted average number of ordinary and B shares in issue during the period (millions)	107,238	61,770	39,397

Basic loss per ordinary and B share from continuing operations	(0.2p)	(1.2p)	(2.2p)
Amortisation of purchased intangible assets	-	0.1p	0.1p
Integration and restructuring costs	0.1p	0.3p	0.7p
Strategic disposals	-	0.3p	(0.6p)
Bonus tax	0.1p	0.3p	-
Asset Protection Scheme credit default swap - fair value changes	0.3p	-	-
Gains on pensions curtailment	-	(2.6p)	-
Write-down of goodwill and other intangible assets	-	0.1p	-

Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.3p	(2.7p)	(2.0p)
Loss from Non-Core division attributable to ordinary and B shareholders	0.8p	4.9p	11.1p

Core adjusted earnings per ordinary and B share from continuing operations	1.1p	2.2p	9.1p
Core impairment losses	0.5p	2.2p	2.2p

Pre-impairment Core adjusted earnings per ordinary and B share	1.6p	4.4p	11.3p

Basic loss per ordinary and B share from discontinued operations	-	-	(0.1p)

Notes to pro forma results (continued)

10. Segmental analysis

Analysis of divisional operating profit/(loss)

The following tables provide an analysis of the divisional profit/(loss) for the quarters ended 31 March 2010, 31 December 2009 and 31 March 2009, by main income statement captions. The pro forma divisional income statements on pages 27 to 57 reflect certain presentational reallocations as described in the notes below.  These do not affect the overall operating profit/(loss).

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	933	344	1,277	(721)	(29)	(387)	140
UK Corporate	610	329	939	(435)	-	(186)	318
Wealth	143	112	255	(189)	-	(4)	62
Global Banking & Markets (2)	373	2,419	2,792	(1,294)	-	(32)	1,466
Global Transaction Services	217	390	607	(374)	-	-	233
Ulster Bank	188	53	241	(160)	-	(218)	(137)
US Retail & Commercial	468	252	720	(537)	-	(143)	40
RBS Insurance	89	1,010	1,099	(175)	(974)	-	(50)
Central items	14	76	90	111	-	(1)	200

Core	3,035	4,985	8,020	(3,774)	(1,003)	(971)	2,272
Non-Core (3)	499	435	934	(656)	(133)	(1,704)	(1,559)
Amortisation of purchased intangible assets	-	-	-	(65)	-	-	(65)
Integration and restructuring costs	-	-	-	(168)	-	-	(168)
Strategic disposals	-	53	53	-	-	-	53
Bonus tax	-	-	-	(54)	-	-	(54)
Asset Protection Scheme credit default swap - fair value changes	-	(500)	(500)	-	-	-	(500)

	3,534	4,973	8,507	(4,717)	(1,136)	(2,675)	(21)
RFS Holdings minority interest	8	8	16	-	-	-	16

Total statutory	3,542	4,981	8,523	(4,717)	(1,136)	(2,675)	(5)

Notes:

(1)	Reallocation of netting of bancassurance claims of £29 million from non-interest income.
(2)

Reallocation of £6 million between net interest income and non-interest income in respect of funding costs of rental assets, £9 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

(3)	Reallocation of £69 million between net interest income and non-interest income in respect of funding costs of rental assets.

Notes to pro forma results (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2009	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	939	360	1,299	(703)	(17)	(451)	128
UK Corporate	626	322	948	(418)	-	(190)	340
Wealth	161	113	274	(175)	-	(10)	89
Global Banking & Markets (2)	406	1,663	2,069	(1,068)	-	(130)	871
Global Transaction Services	233	404	637	(409)	-	(4)	224
Ulster Bank	194	91	285	(212)	-	(348)	(275)
US Retail & Commercial	423	221	644	(510)	-	(153)	(19)
RBS Insurance	86	1,090	1,176	(190)	(1,156)	-	(170)
Central items	(133)	233	100	(103)	-	(2)	(5)

Core	2,935	4,497	7,432	(3,788)	(1,173)	(1,288)	1,183
Non-Core (3)	511	(403)	108	(685)	(148)	(1,811)	(2,536)
Amortisation of purchased intangible assets	-	-	-	(59)	-	-	(59)
Integration and restructuring costs	-	-	-	(228)	-	-	(228)
Strategic disposals	-	(166)	(166)	-	-	-	(166)
Bonus tax	-	-	-	(208)	-	-	(208)
Gains on pensions curtailment	-	-	-	2,148	-	-	2,148
Write-down of goodwill and other intangible assets	-	-	-	(52)	-	-	(52)

	3,446	3,928	7,374	(2,872)	(1,321)	(3,099)	82
RFS Holdings minority interest	(27)	(148)	(175)	5	-	-	(170)

Total statutory	3,419	3,780	7,199	(2,867)	(1,321)	(3,099)	(88)

Notes:

(1)	Reallocation of netting of bancassurance claims of £17 million from non-interest income.
(2)

Reallocation of £82 million between net interest income and non-interest income in respect of funding costs of rental assets, £10 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £92 million.

(3)

Reallocation of £67 million between net interest income and non-interest income in respect of funding costs of rental assets, £64 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £3 million.

Notes to pro forma results (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 March 2009	£m	£m	£m	£m	£m	£m	£m

UK Retail (1)	797	386	1,183	(816)	4	(354)	17
UK Corporate	499	311	810	(389)	-	(100)	321
Wealth	158	111	269	(169)	-	(6)	94
Global Banking & Markets (2)	804	4,288	5,092	(1,355)	-	(269)	3,468
Global Transaction Services	220	385	605	(365)	-	(9)	231
Ulster Bank	202	57	259	(188)	-	(67)	4
US Retail & Commercial	494	250	744	(562)	-	(223)	(41)
RBS Insurance	93	984	1,077	(203)	(793)	(5)	76
Central items	(51)	458	407	79	-	3	489

Core	3,216	7,230	10,446	(3,968)	(789)	(1,030)	4,659
Non-Core (3)	322	(2,098)	(1,776)	(699)	(177)	(1,828)	(4,480)
Amortisation of purchased intangible assets	-	-	-	(85)	-	-	(85)
Integration and restructuring costs				(379)	-	-	(379)
Strategic disposals	-	241	241	-	-	-	241

	3,538	5,373	8,911	(5,131)	(966)	(2,858)	(44)
RFS Holdings minority interest	26	(16)	10	(11)	-	-	(1)

Total statutory	3,564	5,357	8,921	(5,142)	(966)	(2,858)	(45)

Notes:

(1)	Reallocation of netting of bancassurance claims of £4 million from non-interest income.
(2)

Reallocation of £8 million between net interest income and non-interest income in respect of funding costs of rental assets, £15 million, and to record interest on financial assets and liabilities designated as at fair value through profit or loss, £7 million.

(3)	Reallocation of £73 million between net interest income and non-interest income in respect of funding costs of rental assets.

Notes to pro forma results (continued)

11. Financial instruments

Classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 'Financial Instruments: Recognition and Measurement'.  Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Other assets/ liabilities	Total
31 March 2010	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	42,008	-	-	-	42,008
Loans and advances to banks	56,718	-	-	42,809	-	-	-	99,527
Loans and advances to customers	53,907	2,045	-	537,598	-	13,228	-	606,778
Debt securities	113,576	2,440	126,592	9,508	-	-	-	252,116
Equity shares	16,085	2,212	2,757	-	-	-	-	21,054
Settlement balances	-	-	-	24,369	-	-	-	24,369
Derivatives (1)	462,272	-	-	-	-	-	-	462,272
Intangible assets	-	-	-	-	-	-	14,683	14,683
Property, plant and equipment	-	-	-	-	-	-	18,248	18,248
Deferred taxation	-	-	-	-	-	-	6,540	6,540
Prepayments, accrued income and other assets	-	-	-	1,501	-	-	12,408	13,909
Assets of disposal groups	-	-	-	-	-	-	21,394	21,394

Total assets	702,558	6,697	129,349	657,793	-	13,228	73,273	1,582,898

Deposits by banks	62,531	-	-	-	85,720	-	-	148,251
Customer accounts	65,878	5,927	-	-	434,441	-	-	506,246
Debt securities in issue	4,688	43,484	-	-	191,040	-	-	239,212
Settlement balances and short positions	47,657	-	-	-	22,975	-	-	70,632
Derivatives (1)	444,223	-	-	-	-	-	-	444,223
Accruals, deferred income and other liabilities	-	-	-	-	1,865	492	25,890	28,247
Retirement benefit liabilities	-	-	-	-	-	-	2,670	2,670
Deferred taxation	-	-	-	-	-	-	2,226	2,226
Insurance liabilities	-	-	-	-	-	-	7,711	7,711
Subordinated liabilities	-	1,411	-	-	30,525	-	-	31,936
Liabilities of disposal groups	-	-	-	-	-	-	20,563	20,563

Total liabilities	624,977	50,822	-	-	766,566	492	59,060	1,501,917

Equity								80,981

								1,582,898

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes to pro forma results(continued)

11. Financial instruments (continued)

Classification (continued)

	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Other assets/ liabilities	Total
31 December 2009	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	51,548	-	-	-	51,548
Loans and advances to banks	45,449	-	-	38,425	-	-	-	83,874
Loans and advances to customers	41,684	1,981	-	538,669	-	13,360	-	595,694
Debt securities	111,413	2,429	125,382	9,871	-	-	-	249,095
Equity shares	11,318	2,083	2,559	-	-	-	-	15,960
Settlement balances	-	-	-	12,024	-	-	-	12,024
Derivatives (1)	438,199	-	-	-	-	-	-	438,199
Intangible assets	-	-	-	-	-	-	14,786	14,786
Property, plant and equipment	-	-	-	-	-	-	17,773	17,773
Deferred taxation	-	-	-	-	-	-	6,492	6,492
Prepayments, accrued income and other assets	-	-	-	1,421	-	-	17,183	18,604
Assets of disposal groups	-	-	-	-	-	-	18,432	18,432

Total assets	648,063	6,493	127,941	651,958	-	13,360	74,666	1,522,481

Deposits by banks	53,609	-	-	-	100,039	-	-	153,648
Customer accounts	52,737	5,256	-	-	424,611	-	-	482,604
Debt securities in issue	3,925	41,444	-	-	200,960	-	-	246,329
Settlement balances and short positions	40,463	-	-	-	10,412	-	-	50,875
Derivatives (1)	421,534	-	-	-	-	-	-	421,534
Accruals, deferred income and other liabilities	-	-	-	-	1,888	467	22,269	24,624
Retirement benefit liabilities	-	-	-	-	-	-	2,715	2,715
Deferred taxation	-	-	-	-	-	-	2,161	2,161
Insurance liabilities	-	-	-	-	-	-	7,633	7,633
Subordinated liabilities	-	1,277	-	-	30,261	-	-	31,538
Liabilities of disposal groups	-	-	-	-	-	-	18,857	18,857

Total liabilities	572,268	47,977	-	-	768,171	467	53,635	1,442,518

Equity								79,963

								1,522,481

Note:

(1)	Held-for-trading derivatives include hedging derivatives.

Notes to pro forma results (continued)

11. Financial instruments (continued)

Financial instruments carried at fair value

Refer to Note 11 Financial instruments of the 2009 Annual Report and Accounts for valuation techniques. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity, credit risk and future administrative costs.

Valuation reserves and adjustments comprise:

	31 March 2010	31 December 2009
	£m	£m

Credit valuation adjustments:
Monoline insurers	3,870	3,796
Credit derivative product companies	465	499
Other counterparties	1,737	1,588

	6,072	5,883

Bid-offer and liquidity reserves	2,965	2,814

	9,037	8,697

Debit valuation adjustments:
Debt securities in issue	(2,151)	(2,331)
Derivatives	(475)	(467)

Total debit valuation adjustments	(2,626)	(2,798)

Total reserves	6,411	5,899

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. CVA is discussed in Risk and capital management - Other risk exposures: Credit valuation adjustments (page 112). Bid-offer and liquidity reserves and own credit (page 80) are discussed below.

Bid-offer and liquidity reserves

Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures.

Notes to pro forma results (continued)

11. Financial instruments (continued)

Own credit

In accordance with IFRS, when valuing financial liabilities recorded at fair value, the Group takes into account the effect of its own credit standing.  The categories of financial liabilities on which own credit spread adjustments are made are issued debt, including structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates (at a range of tenors), which the market would demand when purchasing new senior or subordinated debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

The table below details the own credit spread adjustments on liabilities recorded during the period.

	Debt securities in issue
	Held-for -trading (1)	Designated as at fair value through profit and loss	Total	Derivatives (2)	Total
Cumulative own credit adjustment	£m	£m	£m	£m	£m

At 31 March 2010	1,224	927	2,151	475	2,626
At 31 December 2009	1,237	1,094	2,331	467	2,798

Notes:

(1)	The held-for-trading portfolio consists of wholesale and retail note issuances.
(2)	The adjustment takes into account collateral posted by the Group and the effect of master netting arrangements.

Notes to pro forma results (continued)

11. Financial instruments (continued)

Valuation hierarchy

The table below analyses financial instruments carried at fair value by valuation method.

	31 March 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Assets
Loans and advances:
- reverse repos	72.6	-	72.6	-	53.2	-	53.2	-
- other	40.1	-	38.9	1.2	35.9	-	34.8	1.1

	112.7	-	111.5	1.2	89.1	-	88.0	1.1
Debt securities
- government	139.7	123.2	16.5	-	134.1	118.2	15.9	-
- RMBS (2)	52.6	-	52.0	0.6	57.1	-	56.6	0.5
- CMBS (3)	4.5	-	4.1	0.4	4.1	-	4.0	0.1
- CDOs (4)	3.8	-	1.1	2.7	3.6	-	2.6	1.0
- CLOs (5)	9.6	-	7.4	2.2	8.8	-	8.0	0.8
- other ABS (6)	6.2	-	4.6	1.6	6.1	-	5.2	0.9
- corporate	10.9	-	10.4	0.5	10.5	-	9.9	0.6
- other (7)	15.3	-	15.0	0.3	14.9	-	14.7	0.2

	242.6	123.2	111.1	8.3	239.2	118.2	116.9	4.1
Equity shares	21.0	16.4	2.8	1.8	16.0	12.2	2.5	1.3
Derivatives
- foreign exchange	75.4	-	75.3	0.1	68.3	-	68.1	0.2
- interest rate	343.1	0.1	341.3	1.7	321.5	0.3	319.7	1.5
- equities and commodities	6.5	-	6.5	-	6.7	0.3	6.1	0.3
- credit - APS (8)	0.9	-	-	0.9	1.4	-	-	1.4
- credit - other	36.4	-	32.6	3.8	40.3	0.1	37.2	3.0

	462.3	0.1	455.7	6.5	438.2	0.7	431.1	6.4

Total assets	838.6	139.7	681.1	17.8	782.5	131.1	638.5	12.9

Liabilities
Deposits:
- repos	82.0	-	82.0	-	62.5	-	62.5	-
- other	52.3	-	52.2	0.1	49.1	-	49.0	0.1

	134.3	-	134.2	0.1	111.6	-	111.5	0.1
Debt securities in issue	48.2	-	46.2	2.0	45.4	-	43.1	2.3
Short positions	47.7	34.0	12.6	1.1	40.5	27.1	13.2	0.2
Derivatives
- foreign exchange	72.7	-	72.6	0.1	63.6	-	63.6	-
- interest rate	330.4	0.2	329.4	0.8	309.3	0.1	308.4	0.8
- equities and commodities	9.3	0.8	8.4	0.1	9.5	0.8	8.5	0.2
- credit - other	31.8	-	31.3	0.5	39.1	-	38.2	0.9

	444.2	1.0	441.7	1.5	421.5	0.9	418.7	1.9
Other financial liabilities (9)	1.4	-	1.4	-	1.3	-	1.3	-

Total liabilities	675.8	35.0	636.1	4.7	620.3	28.0	587.8	4.5

For notes to this table refer to page 82.

Notes to pro forma results (continued)

11. Financial instruments (continued)

Valuation hierarchy (continued)

Amounts classified as available-for-sale included in the table above comprise:

	31 March 2010				31 December 2009
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Debt securities
- government	64.9	57.8	7.1	-	64.9	58.3	6.6	-
- RMBS (2)	37.2	-	37.0	0.2	37.2	-	37.0	0.2
- CMBS (3)	1.8	-	1.7	0.1	1.6	-	1.6	-
- CDOs (4)	1.9	-	0.5	1.4	1.6	-	1.2	0.4
- CLOs (5)	5.8	-	4.5	1.3	5.5	-	5.4	0.1
- other ABS (6)	4.7	-	3.4	1.3	4.6	-	4.0	0.6
- corporate	2.4	-	2.4	-	2.5	-	2.5	-
- other (7)	7.9	-	7.9	-	7.5	-	7.5	-

	126.6	57.8	64.5	4.3	125.4	58.3	65.8	1.3
Equity shares	2.8	0.3	1.8	0.7	2.6	0.3	1.6	0.7

	129.4	58.1	66.3	5.0	128.0	58.6	67.4	2.0

Notes:

(1)	For details on levels 1, 2 and 3 refer to Note 11 - Financial instruments of the 2009 Annual Report and Accounts.
(2)	Residential mortgage-backed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligation.
(6)	Asset-backed securities.
(7)	Primarily includes debt securities issued by banks and building societies.
(8)	Asset Protection Scheme.
(9)	Comprises subordinated liabilities.

Key points

•

Asset portfolios increased by £56.1 billion since 31 December 2009. This reflects increases in reverse repos (£19.4 billion), government debt securities (£5.6 billion), equity shares (£5.0 billion), other loans and advances (£4.2 billion) and a net decrease in ABS (£3.0 billion). Increases in derivative assets (£24.1 billion) are largely offset by a similar increase in derivative liabilities.

•

Total liabilities increased by £55.5 billion with increases in derivative liabilities (£22.7 billion) and repos (£19.5 billion) being the largest contributors. Short positions and other deposits increased by £7.2 billion and £3.2 billion over the quarter respectively.

•

Level 3 assets increased by £4.9 billion due primarily to transfers from level 2, reflecting the movement of some lower quality CDO and CLO positions in the Non-Core division, primarily available-for-sale, where recent price discovery indicates uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines have resulted in these positions moving to level 3.

•

Level 3 liabilities remained broadly unchanged with increases in short positions reflecting transfers of lower quality ABS to level 3 as in assets above, largely being offset by decreases in other categories.

Notes to pro forma results (continued)

11.  Financial instruments (continued)

Reclassification of financial instruments

During 2008, as permitted by amended IAS 39, the Group reclassified certain financial assets from the held-for-trading and available-for-sale categories into loans and receivables and from the held-for-trading category into the available-for-sale category. There were further reclassifications from the held-for-trading to loans and receivables during 2009.  There were no reclassifications in the first quarter of 2010.  The following tables detail the effect of the reclassifications and the balance sheet values of the assets.

Reduction in profit for the quarter ended 31 March 2010 as a result of reclassifications
£m

From held-for-trading to:
Available-for-sale	50
Loans and receivables	157

207

	31 March 2010 All reclassifications		31 December 2009 All reclassifications
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

From held-for-trading to:
Available-for-sale	7,682	7,682	7,629	7,629
Loans and receivables	11,694	9,775	12,933	10,644

	19,376	17,457	20,562	18,273
From available-for-sale to:
Loans and receivables	924	774	869	745

	20,300	18,231	21,431	19,018

During the quarter ended 31 March 2010, the balance sheet value of reclassified assets decreased by £1.1 billion.  This was primarily due to disposals and repayments of £1.7 billion across a range of asset backed securities and loans.  Other movements include impairment charges of £0.1 billion offset by foreign exchange rate gains of £0.8 billion and gains taken to the available-for-sale reserve of £0.1 billion.

For assets reclassified from held-for-trading to available-for-sale, net unrealised losses recorded in equity at 31 March 2010 were £0.5 billion (31 December 2009 - £0.6 billion).

Notes to pro forma results (continued)

12. Debt securities

	UK central and local government	US central and local government	Other central and local government	Bank and building society	Asset backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Held-for-trading	8,231	18,058	47,919	6,308	25,004	7,376	680	113,576
Designated at fair value through profit or loss	76	3	490	378	397	1,093	3	2,440
Available-for-sale	8,607	16,189	40,089	7,884	51,381	2,421	21	126,592
Loans and receivables	11	-	-	14	7,603	1,877	3	9,508

	16,925	34,250	88,498	14,584	84,385	12,767	707	252,116

31 December 2009
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
Designated at fair value through profit or loss	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	-	-	-	7,924	1,853	93	9,871

	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095

Key points

•

55% (31 December 2009 - 54%) of the debt securities portfolios were issued by central and local governments.  Of those issued by governments other than the UK and US, 90% were issued by G10 governments.

•	Of the ABS portfolios, 70% (31 December 2009 - 74%) were AAA rated and 47% (31 December 2009 - 49%) were guaranteed or effectively guaranteed by G10 governments.

•	59% (31 December 2009 - 63%) of corporate debt securities are investment grade.

•

Excluding held-for-trading positions in GBM, the Group held debt securities issued by the Greek government with a carrying value of £1.3 billion in Group Treasury, which were accounted for as available-for-sale (AFS).  This balance is net of fair value losses of £247 million after tax.  Further fair value losses on these AFS securities of £183 million after tax were incurred in April 2010.

See Risk and capital management section for additional information on ratings.

Notes to pro forma results (continued)

13. Derivatives

	31 March 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	34,054	32,482	26,559	24,763
Currency swaps	26,541	26,594	25,221	23,337
Options purchased	14,828	-	16,572	-
Options written	-	13,653	-	15,499

Interest rate contracts
Interest rate swaps	284,442	273,766	263,902	251,829
Options purchased	56,142	-	55,471	-
Options written	-	54,504	-	55,462
Futures and forwards	2,469	2,146	2,088	2,033

Credit derivatives	37,284	31,818	41,748	39,127

Equity and commodity contracts	6,512	9,260	6,638	9,484

	462,272	444,223	438,199	421,534

The Group enters into master netting agreements in respect of its derivative activities. These arrangements give the Group a legal right to set-off derivative assets and liabilities with the same counterparty.  They do not result in a net presentation in the Group's balance sheet for which IFRS requires an intention to settle net or to realise the asset and settle the liability simultaneously, as well as a legally enforceable right to set-off.  These agreements are, however, effective in reducing the Group's credit exposure from derivative assets.  The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

Key point

•

Of the £462 billion (31 December 2009 - £438 billion) derivatives assets, £368 billion (31 December 2009 - £359 billion) were under netting agreements. Furthermore, the Group holds substantial collateral against this net derivative asset exposure.

Notes to pro forma results (continued)

14. Analysis of contingent liabilities and commitments

	31 March 2010
	Core	Non-Core	Total	31 December 2009
	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	32,924	3,123	36,047	36,579
Other contingent liabilities	12,824	679	13,503	13,410

	45,748	3,802	49,550	49,989

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	251,625	30,997	282,622	289,135
Other commitments	1,233	2,631	3,864	3,483

	252,858	33,628	286,486	292,618

Total contingent liabilities and commitments	298,606	37,430	336,036	342,607

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

Notes to pro forma results (continued)

15. Analysis of non-interest income, expenses and impairment losses

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Fees and commissions receivable	2,051	2,353	2,276
Fees and commissions payable
- banking	(466)	(810)	(562)
- insurance related	(106)	(84)	(129)

Net fees and commissions	1,479	1,459	1,585

Foreign exchange	452	572	852
Interest rate	960	(386)	1,720
Credit	506	109	(1,446)
Other	348	416	534

Income from trading activities	2,266	711	1,660

Operating lease and other rental income	343	341	337
Changes in the fair value of own debt	(210)	349	741
Changes in the fair value of securities and other financial assets and liabilities	14	54	(383)
Changes in the fair value of investment properties	(3)	36	(4)
Profit/(loss) on sale of securities	147	92	(114)
Profit on sale of property, plant and equipment	9	13	14
(Loss)/profit on sale of subsidiaries and associates	-	(38)	9
Life business profits/(losses)	35	24	(24)
Dividend income	20	17	14
Share of profits less losses of associated entities	14	(83)	(7)
Other income	17	(189)	(52)

Other operating income	386	616	531

Non-interest income (excluding insurance premiums)	4,131	2,786	3,776

Insurance net premium income	1,289	1,308	1,356

Total non-interest income	5,420	4,094	5,132

Staff costs
- wages, salaries and other staff costs	2,195	1,957	2,183
- social security costs	192	179	160
- pension costs	166	110	167
Premises and equipment	528	618	644
Other	935	1,075	1,046

Administrative expenses	4,016	3,939	4,200
Depreciation and amortisation	414	534	467

Operating expenses	4,430	4,473	4,667

Notes to pro forma results (continued)

15. Analysis of non-interest income, expenses and impairment losses (continued)

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

General insurance	1,107	1,304	970
Bancassurance	29	17	(4)

Insurance net claims	1,136	1,321	966

Loan impairment losses	2,602	3,032	2,276
Securities impairment losses	73	67	582

Impairment losses	2,675	3,099	2,858

Note:

(1)

The data above exclude purchased intangibles amortisation, integration and restructuring costs, strategic disposals, write-down of goodwill and other intangible assets, gains on pensions curtailment, Asset Protection Scheme credit default swap and bonus tax.

Risk and capital management

Presentation of information

The data in this section have been prepared to include only those businesses of ABN AMRO that will be retained by RBS.

Capital

The Group aims to maintain an appropriate level of capital to meet business needs and regulatory requirements.  Capital adequacy and risk management are closely aligned.

	31 March 2010	31 December 2009
Risk asset ratios (proportional)%		%

Core Tier 1	10.6	11.0
Tier 1	13.7	14.4
Total	15.7	16.3

The Group's regulatory capital resources as calculated in accordance with FSA definitions are set out on the following page.

Risk and capital management (continued)

Capital (continued)

	31 March 2010	31 December 2009
Composition of regulatory capital (proportional)	£m	£m

Tier 1
Ordinary shareholders' equity	70,830	69,890
Minority interests	2,305	2,227
Adjustments for:
- Goodwill and other intangible assets - continuing	(14,683)	(14,786)
- Goodwill and other intangible assets of discontinued businesses	(678)	(238)
- Unrealised losses on available-for-sale (AFS) debt securities	1,654	1,888
- Reserves: revaluation of property and unrealised gains on AFS equities	(209)	(207)
- Reallocation of preference shares and innovative securities	(656)	(656)
- Other regulatory adjustments	(833)	(950)
Less excess of expected losses over provisions net of tax	(2,197)	(2,558)
Less securitisation positions	(1,858)	(1,353)
Less APS first loss	(4,992)	(5,106)

Core Tier 1 capital	48,683	48,151
Preference shares	10,906	11,265
Innovative Tier 1 securities	2,857	2,772
Tax on the excess of expected losses over provisions	876	1,020
Less deductions from Tier 1 capital	(347)	(310)

Total Tier 1 capital	62,975	62,898

Tier 2
Reserves: revaluation of property and unrealised gains on AFS equities	209	207
Collective impairment provisions	769	796
Perpetual subordinated debt	4,301	4,200
Term subordinated debt	18,742	18,120
Minority and other interests in Tier 2 capital	11	11
Less deductions from Tier 2 capital	(5,278)	(5,241)
Less APS first loss	(4,992)	(5,106)

Total Tier 2 capital	13,762	12,987

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,123)	(4,068)
- Other investments	(416)	(404)
Other	(73)	(93)

Deductions from total capital	(4,612)	(4,565)

Total regulatory capital	72,125	71,320

Risk-weighted assets
Credit risk	433,200	410,400
Counterparty risk	55,000	56,500
Market risk	62,000	65,000
Operational risk	35,300	33,900

	585,500	565,800
APS relief	(124,800)	(127,600)

	460,700	438,200

Risk and capital management (continued)

Credit risk

Credit risk is the risk arising from the possibility that the Group will incur losses owing to the failure of customers to meet their financial obligations.  The quantum and nature of credit risk assumed in the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk assets

Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, trade finance, finance lease receivables, trade-related instruments, financial guarantees and traded instruments across all customer types.  Reverse repurchase agreements and issuer risk (primarily debt securities - see page 97) are excluded.  Where relevant, and unless otherwise stated, data reflects the effect of credit mitigation techniques.  During the first quarter, the integration of RBS N.V. onto the Group's risk management and reporting systems was substantially completed.  Prior period figures have been revised to reflect the alignment of RBS N.V. data definitions and specifications with Group standards.

Divisional analysis

	31 March 2010	31 December 2009 (1)
	£m	£m

UK Retail	102,978	103,029
UK Corporate	112,142	110,009
Wealth	17,010	16,553
Global Banking & Markets	204,397	205,588
Global Transaction Services	38,360	32,428
Ulster Bank	43,617	42,042
US Retail & Commercial	54,758	52,104
Other	3,520	3,305

Core	576,782	565,058
Non-Core	154,903	158,499

Group	731,685	723,557

Note:

(1)	Revised.

Key points

●

The total portfolio was relatively stable during the first quarter, with credit risk assets increasing by £8 billion, or 1%.  Sterling weakness (down 6% against US dollar and 3% against a trade-weighted basket) was a contributory factor; the portfolio contracted 1% on a constant currency basis.

●	Growth in the Core portfolio was offset partially by the continuing decline in Non-Core. The largest increases were in short-term exposures to banks and other financial institutions.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit concentration risk (including country risk)

The country risk table below shows credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below from either Standard & Poor's or Moody's, and is stated gross of mitigating action, which may have been taken to reduce or eliminate exposure to country risk events.

	Personal	Sovereign	Banks and financial institutions	Corporate	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Italy	25	106	2,269	4,986	7,386	4,281	3,105
India	562	23	1,345	3,007	4,937	3,978	959
China	35	54	1,994	1,192	3,275	2,854	421
Turkey	10	315	722	1,930	2,977	2,171	806
South Korea	1	-	1,492	1,162	2,655	2,582	73
Russia	52	-	214	2,306	2,572	2,041	531
Poland	6	49	73	1,484	1,612	1,443	169
Mexico	1	51	138	1,411	1,601	1,051	550
Romania	499	94	218	770	1,581	41	1,540
Portugal	4	35	362	1,059	1,460	987	473
Brazil	4	-	912	332	1,248	1,094	154
Taiwan	641	-	207	347	1,195	211	984
Kazakhstan	46	-	539	598	1,183	501	682
Hungary	3	-	74	962	1,039	567	472
Indonesia	411	94	157	376	1,038	595	443

31 December 2009 (1)
Italy	27	91	1,704	5,697	7,519	3,921	3,598
India	619	305	1,045	3,144	5,113	4,308	805
China	51	50	1,336	1,102	2,539	2,198	341
Turkey	11	302	628	2,010	2,951	2,190	761
South Korea	1	-	1,575	1,448	3,024	2,916	108
Russia	41	-	172	2,045	2,258	1,782	476
Poland	6	57	85	1,582	1,730	1,617	113
Mexico	1	2	276	1,304	1,583	694	889
Romania	508	102	438	753	1,801	66	1,735
Portugal	5	42	324	1,007	1,378	952	426
Brazil	3	-	902	423	1,328	1,113	215
Taiwan	747	-	164	242	1,153	490	663
Kazakhstan	45	-	400	569	1,014	347	667
Hungary	3	23	60	978	1,064	601	463
Indonesia	286	102	143	452	983	582	401

Note:

(1)	Revised.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit concentration risk (including country risk) (continued)

Key points

●

Under the Group's country risk framework, country exposures continue to be closely managed; both those countries that represent a larger concentration and those that, under the country watch list process, have been identified as exhibiting signs of actual or potential stress. The latter includes countries in the Eurozone facing fiscal pressures and rising debt service costs.

●

The pace of global recovery has picked up somewhat with the US joining Asia as a main growth driver. Private sector demand remains fragile, performance is uneven and significant risks remain. Concerns over advanced sovereign debt levels have deepened, with Greece seeking official financial support and other vulnerable Eurozone sovereigns seeing contagion into bond spreads.  These risks are likely to remain a key medium term theme. Relatively healthier debt ratios and better growth prospects are driving large capital flows into emerging markets, which though positive, carry some risks. Asia remains the best performing region, due to limited public and private sector leverage, though continued export dependency could constrain growth potential.  Latin America is rebounding rapidly, consolidating earlier policy gains. Recovery in Eastern Europe has lagged in most cases, but sovereign vulnerability has eased. Middle Eastern sovereigns, meanwhile, remain generally strong.

●	Credit risk assets relating to Greece were less than £1 billion at 31 March 2010 and 31 December 2009.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Analysis by industry and geography

Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.  Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses credit risk assets by industry sector and geography.

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Personal	117,991	22,891	39,371	3,057	78	1,379	184,767	164,252	20,515
Banks and financial institutions	38,957	76,341	27,481	17,306	9,621	5,335	175,041	153,428	21,613
Property	61,829	27,374	8,544	2,162	3,074	664	103,647	59,356	44,291
Transport and storage	14,725	8,419	7,725	5,728	2,786	7,473	46,856	31,460	15,396
Manufacturing	9,339	14,515	8,683	3,099	1,476	3,898	41,010	30,069	10,941
Wholesale and retail trade	16,691	7,633	5,093	1,557	779	1,038	32,791	24,981	7,810
Public sector	11,790	4,111	6,019	1,373	311	928	24,532	21,237	3,295
TMT (2)	6,947	7,789	5,180	2,314	651	1,467	24,348	15,220	9,128
Building	10,243	7,799	2,097	1,059	211	964	22,373	17,632	4,741
Tourism and leisure	11,567	2,808	2,533	832	621	448	18,809	15,318	3,491
Business services	10,196	3,028	2,678	832	1,287	711	18,732	15,362	3,370
Power, water and waste	4,961	4,871	3,744	1,250	1,142	999	16,967	10,936	6,031
Natural resources and nuclear	2,488	2,840	5,551	1,353	1,019	3,074	16,325	12,514	3,811
Agriculture and fisheries	3,061	925	1,263	92	68	78	5,487	5,017	470

	320,785	191,344	125,962	42,014	23,124	28,456	731,685	576,782	154,903

For notes to this table refer to page 95.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Analysis by industry and geography (continued)

	UK	Western Europe (excl. UK)	North America	Asia Pacific	Latin America	Other (1)	Total	Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2009 (3)
Personal	118,050	23,596	37,679	3,072	63	1,368	183,828	163,549	20,279
Banks and financial institutions	40,415	75,937	24,273	15,739	10,004	5,182	171,550	149,166	22,384
Property	62,507	27,802	8,323	2,480	2,902	429	104,443	58,009	46,434
Transport and storage	14,887	7,854	7,265	5,475	2,592	7,168	45,241	30,030	15,211
Manufacturing	9,283	13,998	7,690	3,483	1,559	3,848	39,861	30,249	9,612
Wholesale and retail trade	15,712	7,642	5,573	1,531	843	1,344	32,645	24,787	7,858
Public sector	11,171	5,120	5,899	2,452	300	723	25,665	22,219	3,446
TMT (2)	7,716	8,689	5,039	2,117	697	1,502	25,760	15,424	10,336
Building	10,520	7,607	1,882	985	203	897	22,094	16,945	5,149
Tourism and leisure	11,581	2,922	2,626	786	632	499	19,046	15,439	3,607
Business services	9,206	2,337	2,605	790	1,259	533	16,730	13,980	2,750
Power, water and waste	4,810	4,950	3,470	1,212	1,625	965	17,032	10,836	6,196
Natural resources and nuclear	2,592	2,999	5,447	1,355	1,442	2,375	16,210	11,149	5,061
Agriculture and fisheries	937	667	1,615	92	59	82	3,452	3,276	176

	319,387	192,120	119,386	41,569	24,180	26,915	723,557	565,058	158,499

Notes:

(1)	'Other' comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(2)	Telecommunication, media and technology.
(3)	Revised.

Key point

●	The largest increases were in the Core portfolios in the UK and North America, the latter in part reflecting the weakening of sterling against the US dollar during the quarter.

Risk and capital management (continued)

Credit risk (continued)

Credit risk assets (continued)

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit grades.  Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for the customer type.  All credit grades across the Group map to both a Group level asset quality scale used for external financial reporting and a master grading scale for wholesale exposures used for internal management reporting across portfolios.  Accordingly, the measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

		31 March 2010				31 December 2009 (1)
Asset quality band	Probability of default range	Core	Non-Core	Total	% of total	Core	Non-Core	Total	% of total
		£m	£m	£m		£m	£m	£m

AQ1	0% - 0.03%	159,418	21,430	180,848	24.7	149,132	23,226	172,358	23.8
AQ2	0.03% - 0.05%	17,640	3,269	20,909	2.9	18,029	3,187	21,216	2.9
AQ3	0.05% - 0.10%	30,598	5,865	36,463	5.0	26,703	7,613	34,316	4.7
AQ4	0.10% - 0.38%	80,384	14,983	95,367	13.0	78,144	18,154	96,298	13.3
AQ5	0.38% - 1.08%	91,522	23,493	115,015	15.7	92,908	24,977	117,885	16.3
AQ6	1.08% - 2.15%	73,858	18,684	92,542	12.7	76,206	18,072	94,278	13.0
AQ7	2.15% - 6.09%	42,078	15,059	57,137	7.8	44,643	15,732	60,375	8.3
AQ8	6.09%-17.22%	17,819	4,226	22,045	3.0	18,923	4,834	23,757	3.4
AQ9	17.22% - 100%	12,610	8,693	21,303	2.9	11,589	8,074	19,663	2.7
AQ10	100%	18,665	24,960	43,625	6.0	16,756	22,666	39,422	5.5
Other (2)		32,190	14,241	46,431	6.3	32,025	11,964	43,989	6.1

		576,782	154,903	731,685	100.0	565,058	158,499	723,557	100.0

Notes:

(1)	Revised.
(2)

'Other' largely comprises assets covered by the standardised approach for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Key points

●	The increase in AQ1, in part, reflects the growth in bank and financial institution exposures.

●	AQ10 exposures include non-performing loans and other defaulted credit exposures, including derivative receivables.

Risk and capital management (continued)

Credit risk (continued)

Debt securities

The table below analyses debt securities by external ratings.

	UK and US government	Other government	Bank and building society	Asset-backed securities	Corporate	Other	Total
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
AAA	51,175	54,031	3,821	59,172	1,855	-	170,054
AA and above	-	16,821	4,051	9,579	1,318	-	31,769
A and above	-	11,507	5,137	4,836	1,967	-	23,447
BBB- and above	-	4,214	982	4,567	2,338	-	12,101
Non-investment grade	-	357	276	3,934	2,662	-	7,229
Unrated	-	1,568	317	2,297	2,627	707	7,516

	51,175	88,498	14,584	84,385	12,767	707	252,116

31 December 2009
AAA	49,820	44,396	4,012	65,067	2,263	-	165,558
AA and above	-	22,003	4,930	8,942	1,429	-	37,304
A and above	-	13,159	3,770	3,886	1,860	-	22,675
BBB- and above	-	3,847	823	4,243	2,187	-	11,100
Non-investment grade	-	353	169	3,515	2,042	-	6,079
Unrated	-	504	289	1,949	2,601	1,036	6,379

	49,820	84,262	13,993	87,602	12,382	1,036	249,095

Key points

●

67% (31 December 2009 - 66%) of the portfolio is AAA rated; 94% (31 December 2009 - 95%) is investment grade. Securities issued by central and local governments comprised 55% (31 December 2009 - 54%) of the portfolio.

●	See note 12 on page 84 for additional information.

Risk and capital management (continued)

Credit risk (continued)

Loans and advances to customers by geography and industry

The following table analyses the balance sheet carrying value of loans and advances to customers (excluding reverse repurchase agreements and stock borrowing) by industry and geography.

	31 March 2010			31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m

UK Domestic
Central and local government	3,391	95	3,486	3,174
Finance	18,211	2,557	20,768	17,023
Individuals - home	92,302	1,838	94,140	92,583
Individuals - other	23,727	1,005	24,732	25,245
Other commercial and industrial comprising:
- Manufacturing	8,091	2,551	10,642	11,425
- Construction	4,703	2,723	7,426	7,780
- Service industries and business activities	39,561	11,421	50,982	51,660
- Agriculture, forestry and fishing	2,762	127	2,889	2,913
- Property	20,958	26,326	47,284	48,859
Finance leases and instalment credit	5,326	10,851	16,177	16,186
Interest accruals	537	146	683	893

	219,569	59,640	279,209	277,741

UK International
Central and local government	1,769	127	1,896	1,455
Finance	13,209	4,059	17,268	18,255
Individuals - home	69	7	76	1
Individuals - other	410	-	410	505
Other commercial and industrial comprising:
- Manufacturing	5,547	779	6,326	6,292
- Construction	2,443	541	2,984	2,824
- Service industries and business activities	24,070	4,196	28,266	26,951
- Agriculture, forestry and fishing	188	10	198	171
- Property	16,924	6,533	23,457	22,935
Interest accruals	-	-	-	2

	64,629	16,252	80,881	79,391

Europe
Central and local government	237	1,150	1,387	1,498
Finance	3,727	1,538	5,265	4,877
Individuals - home	12,111	6,309	18,420	21,773
Individuals - other	1,564	1,461	3,025	2,886
Other commercial and industrial comprising:
- Manufacturing	7,432	7,989	15,421	15,920
- Construction	1,953	1,245	3,198	3,113
- Service industries and business activities	19,597	9,160	28,757	28,971
- Agriculture, forestry and fishing	841	377	1,218	1,093
- Property	12,753	8,279	21,032	20,229
Finance leases and instalment credit	409	1,011	1,420	1,473
Interest accruals	144	198	342	411

	60,768	38,717	99,485	102,244

Risk and capital management (continued)

Credit risk (continued)

Loans and advances to customers by geography and industry (continued)

	31 March 2010			31 December 2009
	Core	Non-Core	Total
	£m	£m	£m	£m

US
Central and local government	206	64	270	260
Finance	9,453	857	10,310	11,295
Individuals - home	22,750	4,390	27,140	26,159
Individuals - other	7,780	3,620	11,400	10,972
Other commercial and industrial comprising:
- Manufacturing	5,755	1,316	7,071	7,095
- Construction	498	134	632	622
- Service industries and business activities	15,095	4,032	19,127	18,583
- Agriculture, forestry and fishing	32	-	32	27
- Property	1,677	3,906	5,583	5,286
Finance leases and instalment credit	2,465	-	2,465	2,417
Interest accruals	215	90	305	298

	65,926	18,409	84,335	83,014

Rest of the World
Central and local government	922	30	952	1,273
Finance	8,526	598	9,124	8,936
Individuals - home	399	177	576	391
Individuals - other	1,456	460	1,916	2,063
Other commercial and industrial comprising:
- Manufacturing	2,859	995	3,854	3,942
- Construction	81	189	270	421
- Service industries and business activities	4,846	2,728	7,574	7,911
- Agriculture, forestry and fishing	6	-	6	75
- Property	334	1,878	2,212	2,117
Finance leases and instalment credit	9	31	40	27
Interest accruals	85	22	107	124

	19,523	7,108	26,631	27,280

Total
Central and local government	6,525	1,466	7,991	7,660
Finance	53,126	9,609	62,735	60,386
Individuals - home	127,631	12,721	140,352	140,907
Individuals - other	34,937	6,546	41,483	41,671
Other commercial and industrial comprising:
- Manufacturing	29,684	13,630	43,314	44,674
- Construction	9,678	4,832	14,510	14,760
- Service industries and business activities	103,169	31,537	134,706	134,076
- Agriculture, forestry and fishing	3,829	514	4,343	4,279
- Property	52,646	46,922	99,568	99,426
Finance leases and instalment credit	8,209	11,893	20,102	20,103
Interest accruals	981	456	1,437	1,728

Loans and advances to customers - gross	430,415	140,126	570,541	569,670
Loan impairment provisions	(7,259)	(9,410)	(16,669)	(15,016)

Total loans and advances to customers	423,156	130,716	553,872	554,654

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending (REIL) and potential problem loans (PPL)

The table below analyses the Group's loans that are classified as REIL and PPL.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Loans accounted for on a non-accrual basis (2):
- Domestic	6,535	7,738	14,273	6,348	7,221	13,569
- Foreign	4,268	14,534	18,802	4,383	13,859	18,242

	10,803	22,272	33,075	10,731	21,080	31,811

Accruing loans past due 90 days or more (3):
- Domestic	1,315	1,144	2,459	1,135	1,089	2,224
- Foreign	421	581	1,002	223	731	954

	1,736	1,725	3,461	1,358	1,820	3,178

Total REIL	12,539	23,997	36,536	12,089	22,900	34,989

PPL (4):
- Domestic	150	140	290	137	287	424
- Foreign	188	115	303	135	365	500

Total PPL	338	255	593	272	652	924

Total REIL and PPL	12,877	24,252	37,129	12,361	23,552	35,913

REIL as a % of gross lending to customers excluding reverse repos (5)	2.9%	16.5%	6.3%	2.8%	15.1%	6.1%

REIL and PPL as a % of gross lending to customers excluding reverse repos (5)	3.0%	16.7%	6.4%	2.9%	15.5%	6.2%

Notes:

(1)

'Domestic' consists of the UK domestic transactions of the Group.  'Foreign' comprises the Group's transactions conducted through the offices outside the UK and those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)

Loans for which an impairment has occurred but no impairment provision is necessary.  This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5)	Includes gross loans relating to disposal groups.

Key points

●	REIL increased by 4%, with rises in Non-Core and Ulster being partly offset by reductions in GBM.

●	REIL and PPL represent 6.4% of gross loans to customers, up from 6.2% at year-end.

Risk and capital management (continued)

Credit risk (continued)

Risk elements in lending and potential problem loans (continued)

	REIL	PPL	REIL & PPL	Total provision	Total provision as % of REIL	Total provision as % of REIL & PPL
	£m	£m	£m	£m	%	%

31 March 2010
UK Retail	4,706	-	4,706	2,810	60	60
UK Corporate	2,496	106	2,602	1,367	55	53
Wealth	219	45	264	58	26	22
Global Banking & Markets	1,237	177	1,414	1,298	105	92
Global Transaction Services	184	7	191	184	100	96
Ulster Bank	2,987	3	2,990	1,157	39	39
US Retail & Commercial	710	-	710	523	74	74

Core	12,539	338	12,877	7,397	59	57
Non-Core	23,997	255	24,252	9,430	39	39

	36,536	593	37,129	16,827	46	45

31 December 2009
UK Retail	4,641	-	4,641	2,677	58	58
UK Corporate	2,330	97	2,427	1,271	55	52
Wealth	218	38	256	55	25	21
Global Banking & Markets	1,800	131	1,931	1,289	72	67
Global Transaction Services	197	4	201	189	96	94
Ulster Bank	2,260	2	2,262	962	43	43
US Retail & Commercial	643	-	643	478	74	74

Core	12,089	272	12,361	6,921	57	56
Non-Core	22,900	652	23,552	8,252	36	35

	34,989	924	35,913	15,173	43	42

Key points

●	Provision coverage increased during the first quarter from 43% and 42% to 46% and 45% on REIL and REIL & PPL respectively, with increases in both Core and Non-Core.

●	Coverage in Core improved across most divisions, with the exception of Ulster.

Analysis of loan impairment provisions on loans to customers

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Latent loss	2,017	809	2,826	2,005	735	2,740
Collectively assessed	3,783	1,164	4,947	3,509	1,266	4,775
Individually assessed	1,459	7,437	8,896	1,272	6,229	7,501

Total (1)	7,259	9,410	16,669	6,786	8,230	15,016

Note:

(1)	Excludes £158 million relating to loans and advances to banks (31 December 2009 - £157 million).

Risk and capital management (continued)

Funding and liquidity risk

The Group's liquidity policy is designed to ensure that at all times the Group can meet its obligations as they fall due.

Liquidity management within the Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from the exposure to undrawn commitments and other contingent obligations.

Loan to deposit ratio (net of provisions): The Group monitors the loan to deposit ratio as a key metric.  This ratio has improved from 135% at 31 December 2009 to 131% at 31 March 2010 for the Group and from 104% at 31 December 2009 to 102% at 31 March 2010 for the Core business.  The Group has a target of 100% for 2013.  The gap between customer loans and customer deposits (excluding repos and bancassurance) narrowed by £11 billion from £142 billion at 31 December 2009 to £131 billion at 31 March 2010, due primarily to growth in deposits and a reduction in Non-Core assets.

Short-term wholesale funding: The overall reliance on wholesale funding with less than 1 year residual maturity has reduced from £249 billion (including £110 billion of deposits from banks) at 31 December 2009 to £222 billion (including £94 billion of deposits from banks) at 31 March 2010.

Undrawn commitments: The Group has been actively managing down the amount of undrawn commitments that it is exposed to.  Undrawn commitments have decreased from £289 billion at 31 December 2009 to £283 billion at 31 March 2010.

Liquidity reserves: The Group is targeting a liquidity pool of £150 billion by 2013.  The table below analyses the breakdown of these assets which comprise government securities, other liquid assets and a pool of unencumbered assets that are available for securitisation to raise funds if and when required.

	31 March 2010	31 December 2009
Liquidity reserves	£m	£m

Central Group Treasury portfolio	25,212	19,655
Treasury bills	19,810	27,547
Other government securities	14,333	10,205

Government securities	59,355	57,407

Cash and central bank balances	42,008	51,500
Unencumbered collateral (1)	46,370	42,055
Other liquid assets	17,158	19,699

	164,891	170,661

Note:

(1)	Includes secured assets which are eligible for discounting at central banks.

Risk and capital management (continued)

Funding and liquidity risk (continued)

Repo agreements: At 31 March 2010 the Group had £81 billion (31 December 2009 - £68 billion) of customer secured funding and £48 billion (31 December 2009 - £38 billion) of bank secured funding, which includes borrowing using central bank funding schemes.  With markets continuing to stabilise through the first quarter of 2010, the Group has reduced its reliance on secured funding from central bank liquidity schemes.

Wholesale funding breakdown

The tables below analyses the composition of the Group's sources of wholesale funding and the maturity profile of the Group's debt securities in issue and subordinated debt.

	31 March 2010		31 December 2009
	£m	%	£m	%

Deposits by banks (1)	100,168	12.6	115,642	14.3

Debt securities in issue:
- Commercial paper	36,588	4.6	44,307	5.5
- Certificates of deposits	57,369	7.2	58,195	7.2
- Medium term notes and other bonds	126,610	15.9	125,800	15.6
- Securitisations	18,645	2.3	18,027	2.2

	239,212	30.0	246,329	30.5

Subordinated liabilities	31,936	4.0	31,538	3.9

Total wholesale funding	371,316	46.6	393,509	48.7
Customer deposits (1)	425,102	53.4	414,251	51.3

	796,418	100.0	807,760	100.0

Note:

(1)	Excludes repurchase agreements and stock lending.

	31 March 2010				31 December 2009
	Debt securities in issue	Subordinated debt	Total		Debt securities in issue	Subordinated debt	Total
	£m	£m	£m	%	£m	£m	£m	%

Less than one year	126,102	1,835	127,937	47.2	136,901	2,144	139,045	50.0
1-5 years	73,842	6,079	79,921	29.5	70,437	4,235	74,672	26.9
More than 5 years	39,268	24,022	63,290	23.3	38,991	25,159	64,150	23.1

	239,212	31,936	271,148	100.0	246,329	31,538	277,867	100.0

Risk and capital management (continued)

Funding and liquidity risk (continued)

Wholesale funding breakdown (continued)

Key points

●	During the first quarter of 2010, the Group issued £8 billion of public, private and/or structured unguaranteed debt securities with a maturity greater than one year.

●

Debt securities with a remaining maturity of less than 1 year have decreased during the quarter by £11 billion to £126 billion at 31 March 2010, down from £137 billion at 31 December 2009 reflecting continued deleveraging within the Group.

●	As a result of the above, the proportion of debt instruments with a remaining maturity of greater than one year has increased from 50% at 31 December 2009 to 53% at 31 March 2010.

●	The Group has recently received approval from the UK Financial Services Authority for a €15 billion covered bond programme which is ready to launch.

Net stable funding ratio

The net stable funding ratio shows the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity. The measure has remained stable at 90%. The Group's measurement basis will be reassessed as regulatory proposals are developed and industry standards implemented.

	31 March 2010		31 December 2009
		ASF(1)		ASF(1)	Weighting
	£bn	£bn	£bn	£bn	%

Equity	81	81	80	80	100
Wholesale lending > 1 year	149	149	144	144	100
Wholesale lending < 1 year	222	-	249	-	-
Derivatives	444	-	422	-	-
Repos	129	-	106	-	-
Customer deposits	425	361	415	353	85
Other (deferred taxation, insurance liabilities, etc)	133	-	106	-	-

Total liabilities and equity	1,583	591	1,522	577

Cash	42	-	52	-	-
Inter bank lending	57	-	49	-	-
Debt securities	252	50	249	50	20
Derivatives	462	-	438	-	-
Reverse repos	96	-	76	-	-
Advances < 1 year	138	69	139	69	50
Advances >1 year	416	416	416	416	100
Other (prepayments, accrued income, deferred taxation)	120	120	103	103	100

Total assets	1,583	655	1,522	638

Net stable funding ratio		90%		90%

Note:

(1)	Available Stable Funding.

Risk and capital management (continued)

Market risk

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities.  The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework.  This framework includes limits based on, but not limited, to VaR, scenario analysis, position and sensitivity analyses.

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and scenario limits.  VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.  For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and confidence level of 99%.  The Group's VaR model is based on a historical simulation model, utilising data from the previous two years trading results.

The VaR disclosure is broken down into trading and non-trading, where trading VaR relates to the main trading activities of the Group and non-trading reflects the VaR associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

As part of the ongoing review and analysis of the suitability of the VaR model, a methodology enhancement to the US ABS VaR was approved and incorporated into the regulatory model in Q1 2010. The enhancement replaced the absolute spread-based approach with a relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

All VaR models have limitations, which include:

●

Historical simulation VaR may not provide the best estimate of future market movements.  It can only provide a prediction of the future based on events that occurred in the time series horizon.  Therefore, events more severe than those in the historical data series cannot be predicted;

●	VaR that uses a 99% confidence level does not reflect the extent of potential losses beyond that percentile;

●	VaR that uses a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day; and

●	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that profits or losses will not exceed the VaR.

Risk and capital management (continued)

Market risk (continued)

Traded portfolios

The table below analyses the VaR for the Group's trading portfolios segregated by type of market risk exposure.

	31 March 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	47.5	54.4	64.2	32.5	38.8	50.5	59.8	28.1
Credit spread	148.8	163.3	191.5	113.0	165.4	174.8	194.7	146.7
Currency	18.6	22.2	24.7	13.9	18.9	20.7	25.5	14.6
Equity	11.3	8.2	17.3	6.6	11.1	13.1	19.8	2.7
Commodity	10.6	10.8	14.0	8.3	14.9	8.9	32.1	6.6
Diversification		(126.4)				(86.1)

Total	140.6	132.5	204.7	103.0	158.8	181.9	188.8	128.7

Core	87.2	82.4	145.4	58.9	112.9	127.3	135.4	92.8
CEM (2)	37.5	33.6	41.2	30.3	38.5	38.6	41.0	34.3
Core excluding CEM	79.5	73.5	108.7	53.6	93.0	97.4	116.5	70.6

Non-Core	84.6	87.1	98.8	63.2	78.0	84.8	100.3	58.6

Notes:

(1)	As of and for the quarter ended.
(2)	Counterparty Exposure Management.

Key points

●	Overall period end market exposure across the asset classes declined as we realigned positions in light of our perception of market opportunity and observed changes in market liquidity.

●	The credit spread and Core VaR have decreased significantly in Q1 2010 compared with Q4 2009 due to the implementation in January of the relative price-based mapping scheme described above.

●	The Non-Core VaR also decreased due to the implementation of the price mapping scheme, but this was more than offset by the weakening of sterling against the US dollar.

●

The diversification effect increased in Q1 2010 compared to the previous quarter, reducing the overall level of risk.  This was primarily due to underlying position changes in interest rate trading and counterparty exposure management.  There was also a small increase in diversification benefit following the implementation of the new ABS VaR model.

Risk and capital management (continued)

Market risk (continued)

Non-traded portfolios

The table below analyses the VaR for the Group's non-trading portfolios segregated by type of market risk exposure.

	31 March 2010 (1)				31 December 2009 (1)
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	12.2	13.4	15.8	9.0	13.2	16.5	17.2	9.5
Credit spread	175.9	161.8	226.9	157.0	226.5	213.3	240.1	213.3
Currency	1.4	0.9	4.9	0.3	1.6	0.6	7.0	0.5
Equity	1.6	0.8	7.3	0.2	2.8	2.3	3.4	1.7
Diversification		(27.1)				(26.0)

Total	168.2	149.8	216.2	147.6	216.2	206.7	232.1	201.5

Core	93.2	76.2	145.7	76.2	131.0	129.4	140.7	115.7
Non-Core	90.2	101.2	107.1	79.6	99.1	87.6	107.9	80.3

Note:

(1)	As of and for the quarter ended.

Key points

●

As for traded VaR, the non-traded credit spread and Core VaR have decreased significantly during the quarter due to the to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above.

●	Available-for-sale asset sales also contributed to this VaR reduction.

●

The Q1 2010 period end Non-Core VaR increased due to the implementation in March of the US ABS VaR methodology for the European managed non-traded portfolios. The Non-Core banking book is dominated by positions booked in Europe, comprising both US and European ABS.  In this instance the VaR relating to the US ABS position increased as a result of greater volatility in the time series.

Risk and capital management (continued)

Other risk exposures

Explanatory note

These disclosures provide information on certain elements of the Group's business activities affected by the unprecedented market events which began during the second half of 2007, the majority of which reside within Non-Core and, to a lesser extent, Global Banking & Markets ('GBM'), US Retail & Commercial and Group Treasury. For certain disclosures the information presented has been analysed into the Group's Core and Non-Core businesses.

Asset-backed securities (ABS)

The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The table below analyses the carrying value of the debt securities portfolio held by the Group.

	31 March 2010	31 December 2009
	£bn	£bn

Securities issued by central and local governments	139.7	134.1
Asset-backed securities	84.4	87.6
Securities issued by corporates, US federal agencies and other entities	13.4	13.4
Securities issued by banks and building societies	14.6	14.0

Total debt securities	252.1	249.1

ABS are securities with an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

The Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. Debt securities include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), ABS collateralised debt obligations (CDOs) and collateralised loan obligations (CLOs) and other ABS. In many cases the risk on these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

Risk and capital management(continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography

The table below analyses the gross and net exposures and carrying values of these asset-backed securities by geography of the underlying assets.

	31 March 2010					31 December 2009
	US	UK	Other Europe	RoW(1)	Total	US	UK	Other Europe	RoW(1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:(2)
RMBS: G10 governments (3)	23,645	226	15,747	-	39,618	26,693	314	16,035	94	43,136
RMBS: prime	2,076	5,244	3,683	236	11,239	2,965	5,276	4,567	222	13,030
RMBS: non-conforming	1,332	2,222	127	-	3,681	1,341	2,138	128	-	3,607
RMBS: sub-prime	1,785	438	193	423	2,839	1,668	724	195	561	3,148
CMBS	3,974	1,667	1,594	65	7,300	3,422	1,781	1,420	75	6,698
CDOs	15,042	328	510	-	15,880	12,382	329	571	27	13,309
CLOs	9,967	114	1,770	86	11,937	9,092	166	2,169	1,173	12,600
Other ABS	3,753	1,909	4,546	1,043	11,251	3,587	1,980	5,031	1,569	12,167

	61,574	12,148	28,170	1,853	103,745	61,150	12,708	30,116	3,721	107,695

Carrying value:
RMBS: G10 governments (3)	24,117	225	15,236	-	39,578	27,034	305	15,604	33	42,976
RMBS: prime	1,819	4,717	3,441	237	10,214	2,696	4,583	4,009	212	11,500
RMBS: non-conforming	996	2,127	127	-	3,250	958	1,957	128	-	3,043
RMBS: sub-prime	956	263	163	401	1,783	977	314	146	387	1,824
CMBS	3,439	1,328	1,008	49	5,824	3,237	1,305	924	43	5,509
CDOs	3,523	122	370	-	4,015	3,275	166	400	27	3,868
CLOs	8,634	80	1,313	74	10,101	6,736	112	1,469	999	9,316
Other ABS	3,250	1,210	4,316	844	9,620	2,886	1,124	4,369	1,187	9,566

	46,734	10,072	25,974	1,605	84,385	47,799	9,866	27,049	2,888	87,602

Net exposure:(2)
RMBS: G10 governments (3)	24,117	225	15,236	-	39,578	27,034	305	15,604	33	42,976
RMBS: prime	1,752	3,782	2,615	198	8,347	2,436	3,747	3,018	172	9,373
RMBS: non-conforming	981	2,127	127	-	3,235	948	1,957	128	-	3,033
RMBS: sub-prime	327	253	154	362	1,096	565	305	137	290	1,297
CMBS	3,073	1,245	676	40	5,034	2,245	1,228	595	399	4,467
CDOs	1,012	75	345	-	1,432	743	124	382	26	1,275
CLOs	1,782	67	1,047	36	2,932	1,636	86	1,104	39	2,865
Other ABS	2,639	934	4,281	663	8,517	2,117	839	4,331	1,145	8,432

	35,683	8,708	24,481	1,299	70,171	37,724	8,591	25,299	2,104	73,718

For notes to this table refer to page 110

.

Risk and capital management(continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings (refer to note 5 below) of ABS carrying values.

	AAA rated	AA- rated and above	A- rated and above	BBB- rated and above	Sub- investment grade	Not publicly rated	Total
	£m	£m	£m	£m	£m	£m	£m

31 March 2010
Carrying value:
RMBS: G10 governments (3)	37,116	2,154	217	18	-	73	39,578
RMBS: prime	7,951	890	357	306	689	21	10,214
RMBS: non-conforming	1,899	191	93	386	662	19	3,250
RMBS: sub-prime	561	238	263	72	636	13	1,783
CMBS	3,624	352	1,029	380	213	226	5,824
CDOs	778	672	351	564	1,366	284	4,015
CLOs	3,189	3,879	1,350	666	95	922	10,101
Other ABS	4,054	1,203	1,176	2,175	273	739	9,620

	59,172	9,579	4,836	4,567	3,934	2,297	84,385

31 December 2009
Carrying value:
RMBS: G10 governments (3)	42,426	483	67	-	-	-	42,976
RMBS: prime	9,211	678	507	546	558	-	11,500
RMBS: non-conforming	1,980	198	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,440	599	1,022	299	147	2	5,509
CDOs	616	943	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,098	1,555	1,014	1,947	152	800	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

Notes:

(1)	Rest of the world.
(2)	Gross exposures represent the principal amounts relating to asset-backed securities.
(3)	RMBS: G10 government securities comprises securities that are:
(a) Guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises;
(b) Guaranteed by the Dutch government; and
(c) Covered bonds, referencing primarily Dutch and Spanish government-backed loans.
(4)

Net exposures represent the carrying value after taking account of hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments.  The hedges provide credit protection of principal and interest cash flows in the event of default by the counterparty.  The value of this protection is based on the underlying instrument being protected.

(5)	Credit ratings are based on those from rating agency Standard & Poor's. Moody's and Fitch have been mapped onto the Standard & Poor's scale.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

Key points

•

The total carrying value of asset-backed securities decreased by 4% from £87.6 billion at 31 December 2009 to £84.4 billion at 31 March 2010, principally due to net sales and maturities of £21.5 billion, partially offset by additions of £13.9 billion, exchange rate movements of £3.6 billion and fair value increases.

•	Life-to-date net valuation losses on ABS held at 31 March 2010, including impairment provisions, were £19.4 billion (31 December 2009 - £20.1 billion) comprising:

	•	RMBS: £2.6 billion (2009 - £3.6 billion), of which £0.8 billion (2009 - £0.7 billion) was in US sub-prime and £1.6 billion (31 December 2009 - £2.3 billion) relates to European assets;

	•	CMBS: £1.5 billion (31 December 2009 - £1.2 billion), primarily European assets;

•

CDOs and CLOs of £11.9 billion (31 December 2009 - £9.4 billion) and £1.8 billion (31 December 2009 - £3.3 billion) significantly all relating to US assets in the Non-Core division.  Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure; and

	•	Other ABS: £1.6 billion (31 December 2009 - £2.6 billion).

•	The majority of the Group's exposure to ABS was through government-backed RMBS of £39.6 billion at 31 March 2010 (31 December 2009 - £43.0 billion):

•

US government-backed securities were £24.1 billion (31 December 2009 - £27.0 billion). Due to the US government backing, explicit or implicit, in these securities, the counterparty credit risk exposure is low.  This is comprised of:

• Held-for-trading securities of £9.4 billion (31 December 2009 - £13.4 billion); increased activity in GBM Mortgage Trading allowed the opportunity to reposition and sell down US agency positions following market developments; and

• Available-for-sale exposures of £14.7 billion (31 December 2009 - £13.6 billion) relate to liquidity portfolios held by US Retail & Commercial.

	•	UK and other European government-backed exposures of £15.5 billion (31 December 2009 - £15.9 billion) primarily Dutch and Spanish government-backed loans and covered bonds.

•	CDOs remained broadly flat at £4.0 billion (31 December 2009 - £3.9 billion).

•	CLOs increased from £9.3 billion at 31 December 2009 to £10.1 billion at 31 March 2010, driven primarily by foreign exchange movements and improvements in prices.

•

AAA-rated assets decreased from £65.1 billion at 31 December 2009 to £59.2 billion at 31 March 2010 primarily as a result of the sell-down activity of prime and government backed securities.  The US government ended its main mortgage-backed securities purchase programme in Q1 due to improved economic conditions.  GBM Mortgage Trading anticipated downward pressure on prices and demand and sold off positions.

Risk and capital management(continued)

Other risk exposures: Credit valuation adjustments

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.  The Group records CVA against exposures it has to these counterparties.

	31 March 2010	31 December 2009
	£m	£m

Monoline insurers	3,870	3,796
CDPCs	465	499
Other counterparties	1,737	1,588

Total CVA adjustments	6,072	5,883

Key points

•

Total CVA held against exposures to monoline insurers and CDPCs remained stable reflecting the net effect on exposures of higher prices of underlying reference instruments being offset by the weakening of sterling against the US and Canadian dollar. The overall credit quality of the counterparties was broadly unchanged.

•	The increase in CVA held against exposures to other counterparties was primarily driven by rating downgrades of a number of counterparties during the quarter.

Monoline insurers

The Group purchased protection from monolines, mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty.  This protection is typically held in the form of derivatives such as credit default swaps referencing underlying exposures held directly or synthetically by the Group.

The table below summarises the Group's exposure to monolines, all of which are in the Non-Core division.

	31 March 2010	31 December 2009
	£m	£m

Gross exposure to monolines	6,189	6,170
Hedges with financial institutions	(548)	(531)
Credit valuation adjustment	(3,870)	(3,796)

Net exposure to monolines	1,771	1,843

CVA as a % of gross exposure	63%	62%

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points

•

The exposures to monolines remained flat. Whilst the exposure in trade currency (mostly US dollar) decreased due to higher prices of underlying reference instruments, this was offset by the weakening of sterling against the US dollar.

•	The CVA also remained fairly stable on both a total and relative basis, with credit spread and recovery rate moves largely offsetting each other.

•

There have not been any changes to the methodology used to calculate the monoline CVA.  However following market events in the quarter, the CVA calculation was modified to reference more conservative internally assessed recovery levels, resulting in a higher CVA reserve.

•

Counterparty and credit RWAs relating to risk structures incorporating gross monoline exposures decreased from £13.7 billion to £8.6 billion over the quarter.  Regulatory intervention at certain monolines triggered credit events in the quarter. The exposure to these counterparties was excluded from the RWA calculations with capital deductions totalling £171  million taken instead.  This, combined with an improvement in the rating of an underlying bond portfolio held by the Group to investment grade status, were the main drivers of the reduction.

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The table below summarises monoline exposures by rating.  Credit ratings are based on those from rating agencies, Standard & Poor's and Moody's.  Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: protected assets	Gross exposure	CVA	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 March 2010
AA rated	7,408	6,209	1,199	379	-	820
Sub-investment grade	13,092	8,102	4,990	3,491	548	951

	20,500	14,311	6,189	3,870	548	1,771

Of which:
CDOs	2,259	742	1,517	1,109
RMBS	85	72	13	1
CMBS	4,450	2,088	2,362	1,654
CLOs	10,458	9,193	1,265	584
Other ABS	2,705	1,897	808	401
Other	543	319	224	121

	20,500	14,311	6,189	3,870

31 December 2009
AA rated	7,143	5,875	1,268	378	-	890
Sub-investment grade	12,598	7,696	4,902	3,418	531	953

	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

The table below analyses the net income statement effect relating to monoline exposures.

£m

Credit valuation adjustment at 1 January 2010	(3,796)
Credit valuation adjustment at 31 March 2010	(3,870)

Increase in credit valuation adjustment	(74)
Net credit relating to realisation, hedges, foreign exchange and other movements	214
Net debit relating to reclassified debt securities	(90)

Net credit to income statement (1)	50

Note:

(1)

Comprises £23 million of reversals of impairment losses and £27 million of other income relating to reclassified debt securities.  Income from trading activities was nil.  Net profits arose from a reduction in monoline CVA and associated foreign exchange hedges.  These profits were offset by net fair value losses arising on hedges with monolines relating to reclassified debt securities.

Key points

•	The impact of sterling weakening against the US dollar is the primary cause of the gain arising on foreign exchange, hedges, realisations and other movements.

•

The net loss arising from the effect of reclassifying debt securities is due to the difference between impairment losses on these available-for-sale securities and the gains that would have been reported in the income statement if these assets had continued to be classified as held-for-trading.

Cumulative net losses of £165 million relating to reclassified debt securities have not been recognised in the income statement.

Credit derivative product companies

A credit derivative product company (CDPC) is a company that sells protection against credit derivatives.  CDPCs are similar to monoline insurers; however they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives.  The Group's exposure to CDPCs is predominantly due to tranched credit derivatives.

The table below summarises the Group's exposure to CDPCs.

	31 March 2010	31 December 2009
	£m	£m

Gross exposure to CDPCs	1,243	1,275
Credit valuation adjustment	(465)	(499)

Net exposure to CDPCs	778	776

CVA as a % of gross exposure	37%	39%

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points

•

The exposure to CDPCs has remained stable. The exposure in trade currency (US and Canadian dollar) decreased due to a combination of trade commutations, tighter credit spreads of the underlying loans and bonds and a decrease in the relative value of senior tranches compared with the underlying reference portfolios. This decrease was offset by the weakening of sterling.

•	The CVA also remained fairly constant, on both a total and relative basis, reflecting general stability in the credit quality of CDPCs.

•	There have not been any changes to the methodology used to calculate the CDPC CVA.

•

Counterparty and credit RWAs relating to gross CDPC exposures increased from £7.5 billion to £7.9 billion during the quarter. Capital deductions at 31 March 2010 were £309 million (31 December 2009 - £347 million). Where the Group limits exposures to certain CDPCs with hedges, these exposures are excluded from the RWA calculations and capital deductions taken instead.

•	The vast majority of CDPC exposure is in Non-Core division.

The table below summarises CDPC exposures by rating.

	Notional: reference assets	Fair value: reference assets	Gross exposure	CVA	Net exposure
	£m	£m	£m	£m	£m

31 March 2010
AAA rated	1,773	1,752	21	6	15
Sub-investment grade	20,411	19,409	1,002	379	623
Rating withdrawn	3,916	3,696	220	80	140

	26,100	24,857	1,243	465	778

31 December 2009
AAA rated	1,658	1,637	21	5	16
BBB rated	1,070	1,043	27	9	18
Sub-investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below analyses the net income statement effect arising from CDPC exposures.

£m

Credit valuation adjustment at 1 January 2010	(499)
Credit valuation adjustment at 31 March 2010	(465)

Decrease in credit valuation adjustment	34
Net debit relating to hedges, foreign exchange and other movements	(66)

Net debit to income statement (income from trading activities)	(32)

Realised losses arising from trade commutations are the primary cause of the loss arising on foreign exchange, hedges, realisations and other movements.

CVA attributable to other counterparties

CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data does not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the expected loss. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to counterparties is the aggregate of the exposures arising on the underlying product types.

Correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant.  The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation.  In such cases CVA is held to the extent that residual risk remains. CVA is not held against the credit default swap protection provided by the Asset Protection Scheme where the Group has purchased protection from HM Treasury, due to the unique features of the contract.

Risk and capital management (continued)

CVA attributable to other counterparties (continued)

The table below analyses the net income statement effect arising from the change in level of CVA for all other counterparties and related trades.

£m

Credit valuation adjustment at 1 January 2010	(1,588)
Credit valuation adjustment at 31 March 2010	(1,737)

Increase in credit valuation adjustment	(149)
Net credit relating to hedges, foreign exchange and other movements	12

Net debit to income statement (income from trading activities)	(137)

Key point

•	The increase in CVA against other counterparties was primarily driven by rating downgrades of a number of counterparties over the quarter.

Risk and capital management (continued)

Other risk exposures: Leveraged finance

The table below analyses the Group's global markets sponsor-led leveraged finance exposures by industry and geography. The gross exposure represents the total amount of leveraged finance committed by the Group (drawn and undrawn). The net exposure represents the balance sheet carrying values of drawn leveraged finance and the total undrawn amount. The difference between gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

	31 March 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (2)	1,322	1,651	920	630	4,523	1,781	1,656	1,081	605	5,123
Industrial	1,625	1,187	1,615	242	4,669	1,584	1,523	1,781	207	5,095
Retail	24	382	1,161	64	1,631	17	476	1,354	71	1,918
Other	231	1,372	1,101	225	2,929	244	1,527	1,168	191	3,130

	3,202	4,592	4,797	1,161	13,752	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (2)	1,122	1,533	911	528	4,094	1,502	1,532	1,045	590	4,669
Industrial	383	1,079	1,440	233	3,135	524	973	1,594	205	3,296
Retail	24	348	1,098	61	1,531	17	445	1,282	68	1,812
Other	228	1,303	1,092	226	2,849	244	1,461	1,147	191	3,043

	1,757	4,263	4,541	1,048	11,609	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	1,377	3,735	3,680	895	9,687	1,944	3,737	3,909	950	10,540
Undrawn	380	528	861	153	1,922	343	674	1,159	104	2,280

	1,757	4,263	4,541	1,048	11,609	2,287	4,411	5,068	1,054	12,820

Notes:

(1)	All the above exposures are in the Non-Core division.
(2)	Telecommunications, Media and Technology.

Key points

•

The Group's sterling exposure has reduced as a result of sales and restructurings of £0.9 billion and £0.4 billion of repayments and re-financings. These reductions were partially offset by the strengthening of the US dollar and euro against sterling during the period.

•	Credit impairments and write-offs during the quarter were £198 million.

Not included in the table above are:
•	UK Corporate leveraged finance net exposures of £7.5 billion at 31 March 2010 (31 December 2009 - £7.1 billion), mainly to the retail and industrial sectors.

•	Ulster Bank leveraged finance net exposures of £0.6 billion at 31 March 2010 and 31 December 2009.

Risk and capital management (continued)

Other risk exposures: Special purpose entities

For background on the Group's involvement with securitisations and special purpose entities, refer to the Business review section of the 2009 Annual Report and Accounts.

The table below analyses the asset categories together with the carrying amount of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group's balance sheet.

	31 March 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

Residential mortgages	68,820	16,031	69,927	15,937
Credit card receivables	2,666	1,614	2,975	1,592
Other loans	36,261	1,000	36,448	1,010
Finance lease receivables	613	613	597	597

Conduits

The total assets held by Group-sponsored conduits were £24.1 billion at 31 March 2010 (31 December 2009 - £27.4 billion).  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

The table below analyses the exposure to conduits which are consolidated by the Group.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Total assets held by the conduits	20,256	3,862	24,118	23,409	3,957	27,366

Commercial paper issued (1)	19,902	2,830	22,732	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	319	1,072	1,391	738	1,059	1,797
- undrawn	26,426	3,573	29,999	28,628	3,852	32,480
PWCE (2)	1,129	359	1,488	1,167	341	1,508

	27,874	5,004	32,878	30,533	5,252	35,785

Maximum exposure to loss (3)	26,745	4,645	31,390	29,365	4,911	34,276

Notes:

(1)	Excludes own asset conduits established for contingent funding as it does not have any outstanding commercial paper.
(2)	Programme-wide credit enhancement.
(3)

Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Risk and capital management (continued)

Other risk exposures: Special purpose entities (continued)

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as it does not retain the majority of risks and rewards.

The table below analyses the Group's exposure from third-party conduits.

	31 March 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	232	128	360	223	120	343
- undrawn	219	38	257	206	38	244

	451	166	617	429	158	587

Maximum exposure to loss	451	166	617	429	158	587

Key points

•	During the quarter both multi-seller and own asset conduit assets have been reduced in line with the wider Group balance sheet management.

•	Multi-seller conduits account for 43% of total liquidity and credit enhancements committed by the Group, unchanged from the year end position.

•

The Group's own asset conduit programme was established to diversify the Group's funding sources, including access to the Bank of England's open market operations, with committed liquidity of US$40.8 billion.

Statutory results

The condensed consolidated financial statements and related notes presented on pages 123 to 131 inclusive are on a statutory basis and include the results and financial position of ABN AMRO.  The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Condensed consolidated income statement

for the period ended 31 March 2010

In the income statement below, amortisation of purchased intangible assets and integration and restructuring costs are included in operating expenses.

	Quarter ended
	31 March 2010	31 December* 2009	31 March* 2009
	£m	£m	£m

Interest receivable	5,692	5,977	7,450
Interest payable	(2,150)	(2,558)	(3,886)

Net interest income	3,542	3,419	3,564

Fees and commissions receivable	2,051	2,353	2,276
Fees and commissions payable	(572)	(894)	(691)
Income from trading activities	1,766	709	1,666
Other operating income (excluding insurance premium income)	447	304	750
Net insurance premium income	1,289	1,308	1,356

Non-interest income	4,981	3,780	5,357

Total income	8,523	7,199	8,921

Staff costs - excluding curtailment gains	(2,689)	(2,494)	(2,761)
- pension schemes curtailment gains	-	2,148	-
Premises and equipment	(535)	(685)	(661)
Other administrative expenses	(1,011)	(1,184)	(1,160)
Depreciation and amortisation	(482)	(600)	(560)
Write-down of goodwill and other intangible assets	-	(52)	-

Operating expenses	(4,717)	(2,867)	(5,142)

Profit before other operating charges and impairment losses	3,806	4,332	3,779
Net insurance claims	(1,136)	(1,321)	(966)
Impairment losses	(2,675)	(3,099)	(2,858)

Operating loss before tax	(5)	(88)	(45)
Tax charge	(107)	(644)	(210)

Loss from continuing operations	(112)	(732)	(255)
Profit/(loss) from discontinued operations, net of tax	313	(135)	(50)

Profit/(loss) for the period	201	(867)	(305)
Minority interests	(344)	246	(483)
Other owners' dividends	(105)	(144)	(114)

Loss attributable to ordinary shareholders	(248)	(765)	(902)

*Operating expenses include:

Integration and restructuring costs:
- administrative expenses	(165)	(221)	(374)
- depreciation and amortisation	(3)	(7)	(5)

	(168)	(228)	(379)
Amortisation of purchased intangible assets	(65)	(59)	(85)

	(233)	(287)	(464)

* restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Condensed consolidated statement of comprehensive income

for the period ended 31 March 2010

	Quarter ended
	31 March 2010	31 December 2009	31 March 2009
	£m	£m	£m

Profit/(loss) for the period	201	(867)	(305)

Other comprehensive income:
Available-for-sale financial assets	415	597	(3,107)
Cash flow hedges	(195)	410	(296)
Currency translation	785	(796)	(555)
Actuarial losses on defined benefit plans	-	(3,665)	-
Tax on other comprehensive income	(115)	809	738

Other comprehensive income/(loss) for the period, net of tax	890	(2,645)	(3,220)

Total comprehensive income/(loss) for the period	1,091	(3,512)	(3,525)

Attributable to:
Minority interests	325	(603)	(743)
Preference shareholders	(105)	126	114
Paid-in equity holders	-	18	-
Ordinary and B shareholders	871	(3,053)	(2,896)

	1,091	(3,512)	(3,525)

Financial review

Operating loss

Operating loss before tax for the quarter was £5 million compared with a loss of £88 million in the fourth quarter of 2009.

Total income

Total income increased 18% to £8,523 million in the quarter.

Net interest income increased by 4% to £3,542 million.

Non-interest income increased to £4,981 million from £3,780 million in the fourth quarter of 2009.

Operating expenses

Operating expenses increased to £4,717 million of which integration and restructuring costs were £168 million compared with £228 million in Q4 2009. Expenses in the fourth quarter of 2009 benefited from gains on pensions curtailment of £2,148 million; adjusting for this, expenses fell by 6%.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, decreased by 14% to £1,136 million.

Impairment losses

Impairment losses were £2,675 million, compared with £3,099 million in the fourth quarter of 2009.

Taxation

The tax charge for the first quarter of 2010 was £107 million compared with £644 million in the fourth quarter of 2009.

Earnings

Basic earnings per ordinary share, including discontinued operations, improved from a loss of 1.2p to a loss of 0.2p in the quarter.

Capital

Capital ratios at 31 March 2010 were 9.5% (Core Tier 1), 12.5% (Tier 1) and 14.5% (Total).

Condensed consolidated balance sheet

at 31 March 2010

	31 March 2010	31 December 2009 (audited)
	£m	£m

Assets
Cash and balances at central banks	42,008	52,261
Net loans and advances to banks	56,528	56,656
Reverse repurchase agreements and stock borrowing	43,019	35,097
Loans and advances to banks	99,547	91,753
Net loans and advances to customers	553,905	687,353
Reverse repurchase agreements and stock borrowing	52,906	41,040
Loans and advances to customers	606,811	728,393
Debt securities	252,116	267,254
Equity shares	21,054	19,528
Settlement balances	24,369	12,033
Derivatives	462,272	441,454
Intangible assets	14,683	17,847
Property, plant and equipment	18,248	19,397
Deferred taxation	6,540	7,039
Prepayments, accrued income and other assets	14,534	20,985
Assets of disposal groups	203,530	18,542

Total assets	1,765,712	1,696,486

Liabilities
Bank deposits	98,294	104,138
Repurchase agreements and stock lending	48,083	38,006
Deposits by banks	146,377	142,144
Customer deposits	425,102	545,849
Repurchase agreements and stock lending	81,144	68,353
Customer accounts	506,246	614,202
Debt securities in issue	239,212	267,568
Settlement balances and short positions	70,632	50,876
Derivatives	444,223	424,141
Accruals, deferred income and other liabilities	28,466	30,327
Retirement benefit liabilities	2,682	2,963
Deferred taxation	2,295	2,811
Insurance liabilities	7,711	10,281
Subordinated liabilities	31,936	37,652
Liabilities of disposal groups	196,892	18,890

Total liabilities	1,676,672	1,601,855

Equity
Minority interests	10,364	16,895
Owners' equity*
Called up share capital	15,031	14,630
Reserves	63,645	63,106

Total equity	89,040	94,631

Total liabilities and equity	1,765,712	1,696,486

*Owners' equity attributable to:
Ordinary shareholders	70,830	69,890
Other equity owners	7,846	7,846

	78,676	77,736

Commentary on condensed consolidated balance sheet

Total assets of £1,765.7 billion at 31 March 2010 were up £69.2 billion, 4%, compared with 31 December 2009.

Cash and balances at central banks were down £10.3 billion, 20% to £42.0 billion primarily due to reduced placings of short-term cash surpluses.

Loans and advances to banks increased by £7.8 billion, 8%, to £99.5 billion but rose £15.7 billion excluding the transfer to disposal groups of the RFS Minority Interest.  Of the £15.7 billion, reverse repurchase agreements and stock borrowing ('reverse repos') were up £7.9 billion, 23% to £43.0 billion and bank placings rose £7.8 billion, 16%, to £56.5 billion, largely as a result of increased wholesale funding activity in Global Banking & Markets and Ulster Bank.

Loans and advances to customers decreased by £121.6 billion, 17% to £606.8 billion.  Excluding the transfer of the RFS Minority Interest to disposal groups, lending was up £11.1 billion, 2%.  Within the £11.1 billion,  reverse repos increased £11.9 billion, 29% to £52.9 billion. Customer lending decreased by £0.8 billion to £553.9 billion but grew by £0.9 billion before impairment provisions.  This reflected growth in UK Corporate & Commercial, £2.7 billion, Global Transaction Services, £1.4 billion, UK Retail, £0.9 billion and Wealth, £0.8 billion and the effect of exchange rate movements, £8.8 billion, following the weakening of sterling against the US dollar since the year end.  These were partially offset by planned reductions in Non-Core of £10.0 billion, together with declines in Ulster Bank, £1.1 billion, US Retail & Commercial, £0.9 billion and Global Banking & Markets, £1.8 billion.

Debt securities declined by £15.1 billion, 6% to £252.1 billion largely reflecting the transfer of the RFS Minority Interest to disposal groups.

Equity shares were up £1.5 billion, 8% at £21.1 billion or £5.1 billion, 32% excluding transfers to disposal groups.  Growth was principally due to increased holdings in Global Banking & Markets.

Settlement balances rose £12.3 billion to £24.4 billion as a result of increased customer activity from seasonal year end lows.

The value of derivative assets was up £20.8 billion, 5% to £462.3 billion, and liabilities, up £20.1 billion, 5%, to £444.2 billion.  Excluding the RFS Minority Interest transfer to disposal groups, assets were up £24.1 billion, 5%, to £462.3 billion, and liabilities, up £22.7 billion, 5%, to £444.2 billion, primarily reflecting changes in interest rates, the weakening of sterling against the US dollar and growth in trading volumes.

Growth in assets and liabilities of disposal groups principally reflects the inclusion of the RFS Minority Interest, excluding those items which have shared ownership between the consortium members, together with the Global Merchant Services business and increases in respect of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks were up £4.2 billion, 3%, at £146.4 billion but declined by £5.4 billion, 4%, to £148.3 billion excluding the RFS Minority Interest. Of the £5.4 billion, reduced inter-bank deposits, down £15.5 billion, 13%, to £100.2 billion, principally in Group Treasury, were offset in part by increased repurchase agreements and stock lending ('repos'), up £10.1 billion, 27%, to £48.1 billion.

Commentary on condensed consolidated balance sheet (continued)

Customer accounts were down £108.0 billion, 18%, at £506.2 billion but up £23.6 billion, 5% following the RFS Minority Interest transfer to disposal groups. Within the £23.6 billion, repos increased £12.8 billion, 19%, to £81.1 billion. Excluding repos, customer deposits were up £10.8 billion, 3%, to £425.1 billion, reflecting growth in UK Corporate & Commercial, £3.6 billion, UK Retail, £2.3 billion, Global Transaction Services, £2.1 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate movements of £6.3 billion. This was partially offset by reductions in Non-Core, £3.0 billion, US Retail & Commercial, £1.7 billion and Global Banking & Markets, £1.1 billion.

Debt securities in issue were down £28.4 billion, 11% to £239.2 billion. Excluding the transfer of the RFS minority interest, they declined £7.1 billion, 3%, mainly as a result of reductions in Global Banking & Markets.

Subordinated liabilities decreased £5.7 billion, 15% to £31.9 billion but increased £0.4 billion, 1% excluding transfers to disposal groups. The conversion of £0.6 billion non-cumulative US dollar preference shares and the redemption of £0.5 billion dated loan capital were more than offset by the effect of exchange rate movements and other adjustments of £1.5 billion.

Equity minority interests decreased by £6.5 billion, 39%, to £10.4 billion mainly due to net equity withdrawals of £4.2 billion and dividends of £2.7 billion paid to the RFS minority interests less attributable profits of £0.3 billion.

Owners' equity increased by £0.9 billion, 1% to £78.7 billion. The issue of £0.6 billion ordinary shares on conversion of the US dollar non-cumulative preference shares classified as debt and exchange rate movements, £0.7 billion, were partially offset by an increase in own shares held of £0.4 billion.

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010

	31 March 2010	31 December 2009 (audited)
	£m	£m
Called-up share capital
At beginning of period	14,630	9,898
Ordinary shares issued in respect of placing and open offers	-	4,227
B shares issued	-	510
Other shares issued during the period	401	-
Preference shares redeemed during the period	-	(5)

At end of period	15,031	14,630

Paid-in equity
At beginning of period	565	1,073
Securities redeemed during the period	-	(308)
Transfer to retained earnings	-	(200)

At end of period	565	565

Share premium account
At beginning of period	23,523	27,471
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	-	1,047
Other shares issued during the period	217	-
Preference shares redeemed during the period	-	(4,995)

At end of period	23,740	23,523

Merger reserve
At beginning of period	25,522	10,881
Issue of B shares, net of £399 million expenses	-	24,591
Transfer to retained earnings	(12,250)	(9,950)

At end of period	13,272	25,522

Available-for-sale reserves
At beginning of period	(1,755)	(3,561)
Unrealised gains in the period	528	1,202
Realised (gains)/losses in the period	(147)	981
Taxation	(153)	(377)

At end of period	(1,527)	(1,755)

Cash flow hedging reserve
At beginning of period	(252)	(876)
Amount recognised in equity during the period	(11)	380
Amount transferred from equity to earnings in the period	10	513
Taxation	(19)	(269)

At end of period	(272)	(252)

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010 (continued)

	31 March 2010	31 December 2009 (audited)
	£m	£m

Foreign exchange reserve
At beginning of period	4,528	6,385
Retranslation of net assets	1,109	(2,322)
Foreign currency (losses)/gains on hedges of net assets	(420)	456
Taxation	12	9

At end of period	5,229	4,528

Capital redemption reserve
At beginning and end of period	170	170

Contingent capital reserve
At beginning of period	(1,208)	-
Contingent capital agreement - consideration payable	-	(1,208)

At end of period	(1,208)	(1,208)

Retained earnings
At beginning of period	12,134	7,542
Loss attributable to ordinary and B shareholders and other equity owners	(143)	(2,672)
Equity preference dividends paid	(105)	(878)
Paid-in equity dividends paid, net of tax	-	(57)
Transfer from paid-in equity	-	200
Equity owners gain on withdrawal of minority interest
- gross	-	629
- taxation	-	(176)
Transfer from merger reserve	12,250	9,950
Actuarial losses recognised in retirement benefit schemes
- gross	-	(3,756)
- taxation	-	1,043
Net cost of shares bought and used to satisfy share-based payments	(7)	(16)
Share-based payments
- gross	35	325
- taxation	-	-

At end of period	24,164	12,134

Own shares held
At beginning of period	(121)	(104)
Shares purchased during the period	(374)	(33)
Shares issued under employee share schemes	7	16

At end of period	(488)	(121)

Owners' equity at end of period	78,676	77,736

Condensed consolidated statement of changes in equity

for the period ended 31 March 2010 (continued)

	31 March 2010	31 December 2009 (audited)
	£m	£m

Minority interests
At beginning of period	16,895	21,619
Currency translation adjustments and other movements	96	(1,434)
Profit attributable to minority interests	344	349
Dividends paid	(2,674)	(313)
Movements in available-for-sale securities
- unrealised gains in the period	25	299
- realised losses/(gains) in the period	9	(466)
- taxation	(3)	(36)
Movements in cash flow hedging reserves
- amount recognised in equity during the period	(195)	(209)
- amount transferred from equity to earnings during the period	1	-
- taxation	48	59
Actuarial losses recognised in retirement benefit schemes
- gross	-	91
- taxation	-	1
Equity raised	511	9
Equity withdrawn and disposals	(4,693)	(2,445)
Transfer to retained earnings	-	(629)

At end of period	10,364	16,895

Total equity at end of period	89,040	94,631

Total comprehensive income/(loss) recognised in the statement of changes in equity is attributable as follows:
Minority interests	325	(1,346)
Preference shareholders	(105)	878
Paid-in equity holders	-	57
Ordinary and B shareholders	871	(5,747)

	1,091	(6,158)

Additional information

Statutory results

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ('the Act').  The statutory accounts for the year ended 31 December 2009 will be filed with the Registrar of Companies. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

Appendix 1

Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 March 2010

	Pro forma	RFS minority interest	Reallocation of one-off items	Statutory
	£m	£m	£m	£m

Net interest income	3,534	8	-	3,542

Non-interest income (excluding insurance net premium income)	4,131	8	(447)	3,692
Insurance net premium income	1,289	-	-	1,289

Non-interest income	5,420	8	(447)	4,981

Total income	8,954	16	(447)	8,523
Operating expenses	(4,430)	-	(287)	(4,717)

Profit before other operating charges	4,524	16	(734)	3,806
Insurance net claims	(1,136)	-	-	(1,136)

Operating profit before impairment losses	3,388	16	(734)	2,670
Impairment losses	(2,675)	-	-	(2,675)

Operating profit/(loss)	713	16	(734)	(5)
Amortisation of purchased intangible assets	(65)	-	65	-
Integration and restructuring costs	(168)	-	168	-
Strategic disposals	53	-	(53)	-
Bonus tax	(54)	-	54	-
Asset Protection Scheme credit default swap - fair value changes	(500)	-	500	-

Operating loss before tax	(21)	16	-	(5)
Tax charge	(106)	(1)	-	(107)

Loss from continuing operations	(127)	15	-	(112)
(Loss)/profit from discontinued operations, net of tax	(4)	317	-	313

(Loss)/profit for the period	(131)	332	-	201
Minority interests	(12)	(332)	-	(344)
Preference share and other dividends	(105)	-	-	(105)

Loss attributable to ordinary and B shareholders	(248)	-	-	(248)

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 December 2009

	Pro forma	RFS minority interest (1)	Reallocation of one-off items	Statutory (1)
	£m	£m	£m	£m

Net interest income	3,446	(27)	-	3,419

Non-interest income (excluding insurance net premium income)	2,786	(148)	(166)	2,472
Insurance net premium income	1,308	-	-	1,308

Non-interest income	4,094	(148)	(166)	3,780

Total income	7,540	(175)	(166)	7,199
Operating expenses	(4,473)	5	1,601	(2,867)

Profit before other operating charges	3,067	(170)	1,435	4,332
Insurance net claims	(1,321)	-	-	(1,321)

Operating profit before impairment losses	1,746	(170)	1,435	3,011
Impairment losses	(3,099)	-	-	(3,099)

Operating loss	(1,353)	(170)	1,435	(88)
Amortisation of purchased intangible assets	(59)	-	59	-
Integration and restructuring costs	(228)	-	228	-
Strategic disposals	(166)	-	166	-
Bonus tax	(208)	-	208	-
Gains on pensions curtailment	2,148	-	(2,148)	-
Write-down of goodwill and other intangible assets	(52)	-	52	-

Operating profit/(loss) before tax	82	(170)	-	(88)
Tax	(649)	5	-	(644)

Loss from continuing operations	(567)	(165)	-	(732)
Loss from discontinued operations, net of tax	(7)	(128)	-	(135)

Loss for the period	(574)	(293)	-	(867)
Minority interests	(47)	293	-	246
Preference share and other dividends	(144)	-	-	(144)

Loss attributable to ordinary and B shareholders	(765)	-	-	(765)

Note:

(1)	Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Income statement for the quarter ended 31 March 2009

	Pro forma	RFS minority interest (1)	Reallocation of one-off items	Statutory (1)
	£m	£m	£m	£m

Net interest income	3,538	26	-	3,564

Non-interest income (excluding insurance net premium income)	3,776	(16)	241	4,001
Insurance net premium income	1,356	-	-	1,356

Non-interest income	5,132	(16)	241	5,357

Total income	8,670	10	241	8,921
Operating expenses	(4,667)	(11)	(464)	(5,142)

Profit before other operating charges	4,003	(1)	(223)	3,779
Insurance net claims	(966)	-	-	(966)

Operating profit before impairment losses	3,037	(1)	(223)	2,813
Impairment losses	(2,858)	-	-	(2,858)

Operating profit/(loss)	179	(1)	(223)	(45)
Amortisation of purchased intangible assets	(85)	-	85	-
Integration and restructuring costs	(379)	-	379	-
Strategic disposals	241	-	(241)	-

Operating loss before tax	(44)	(1)	-	(45)
Tax	(228)	18	-	(210)

Loss from continuing operations	(272)	17	-	(255)
Loss from discontinued operations, net of tax	(45)	(5)	-	(50)

Loss for the period	(317)	12	-	(305)
Minority interests	(471)	(12)	-	(483)
Preference share and other dividends	(114)	-	-	(114)

Loss attributable to ordinary and B shareholders	(902)	-	-	(902)

Note:

(1)	Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 March 2010

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	42,008	-	42,008
Net loans and advances to banks	56,508	20	56,528
Reverse repurchase agreements and stock borrowing	43,019	-	43,019
Loans and advances to banks	99,527	20	99,547
Net loans and advances to customers	553,872	33	553,905
Reverse repurchase agreements and stock borrowing	52,906	-	52,906
Loans and advances to customers	606,778	33	606,811
Debt securities	252,116	-	252,116
Equity shares	21,054	-	21,054
Settlement balances	24,369	-	24,369
Derivatives	462,272	-	462,272
Intangible assets	14,683	-	14,683
Property, plant and equipment	18,248	-	18,248
Deferred taxation	6,540	-	6,540
Prepayments, accrued income and other assets	13,909	625	14,534
Assets of disposal groups	21,394	182,136	203,530

Total assets	1,582,898	182,814	1,765,712

Liabilities
Bank deposits	100,168	(1,874)	98,294
Repurchase agreements and stock lending	48,083	-	48,083
Deposits by banks	148,251	(1,874)	146,377
Customer deposits	425,102	-	425,102
Repurchase agreements and stock lending	81,144	-	81,144
Customer accounts	506,246	-	506,246
Debt securities in issue	239,212	-	239,212
Settlement balances and short positions	70,632	-	70,632
Derivatives	444,223	-	444,223
Accruals, deferred income and other liabilities	28,247	219	28,466
Retirement benefit liabilities	2,670	12	2,682
Deferred taxation	2,226	69	2,295
Insurance liabilities	7,711	-	7,711
Subordinated liabilities	31,936	-	31,936
Liabilities of disposal groups	20,563	176,329	196,892

Total liabilities	1,501,917	174,755	1,676,672

Equity
Minority interests	2,305	8,059	10,364
Owners' equity	78,676	-	78,676

Total equity	80,981	8,059	89,040

Total liabilities and equity	1,582,898	182,814	1,765,712

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Balance sheet at 31 December 2009

	Pro forma	Transfers	Statutory
	£m	£m	£m

Assets
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	-	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	-	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred taxation	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542

Total assets	1,522,481	174,005	1,696,486

Liabilities
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	-	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	-	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances and short positions	50,875	1	50,876
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred taxation	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890

Total liabilities	1,442,518	159,337	1,601,855

Equity
Minority interests	2,227	14,668	16,895
Owners' equity	77,736	-	77,736

Total equity	79,963	14,668	94,631

Total liabilities and equity	1,522,481	174,005	1,696,486

Appendix 2

Analysis by quarter

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Net interest income	3,538	3,322	3,261	3,446	3,534	-	3%

Non-interest income (excluding insurance net premium income)	3,776	1,498	2,532	2,786	4,131	9%	48%
Insurance net premium income	1,356	1,301	1,301	1,308	1,289	(5%)	(1%)

Non-interest income	5,132	2,799	3,833	4,094	5,420	6%	32%

Total income	8,670	6,121	7,094	7,540	8,954	3%	19%
Operating expenses	(4,667)	(4,066)	(4,195)	(4,473)	(4,430)	(5%)	(1%)

Profit before other operating charges	4,003	2,055	2,899	3,067	4,524	13%	48%
Insurance net claims	(966)	(925)	(1,145)	(1,321)	(1,136)	18%	(14%)

Operating profit before impairment losses	3,037	1,130	1,754	1,746	3,388	12%	94%
Impairment losses	(2,858)	(4,663)	(3,279)	(3,099)	(2,675)	(6%)	(14%)

Group operating profit/(loss)*	179	(3,533)	(1,525)	(1,353)	713	-	(153%)
Amortisation of purchased intangible assets	(85)	(55)	(73)	(59)	(65)	(24%)	10%
Integration and restructuring costs	(379)	(355)	(324)	(228)	(168)	(56%)	(26%)
Strategic disposals	241	212	(155)	(166)	53	(78%)	(132%)
Bonus tax	-	-	-	(208)	(54)	-	(74%)
Gain on redemption of own debt	-	3,790	-	-	-	-	-
Asset Protection Scheme credit default swap - fair value changes	-	-	-	-	(500)	-	-
Gains on pensions curtailment	-	-	-	2,148	-	-	-

(Loss)/profit before tax	(44)	59	(2,077)	134	(21)	(52%)	(116%)
Tax	(228)	640	576	(649)	(106)	(54%)	(84%)

(Loss)/profit from continuing operations	(272)	699	(1,501)	(515)	(127)	(53%)	(75%)
Loss from discontinued operations, net of tax	(45)	(13)	(7)	(7)	(4)	(91%)	(43%)

(Loss)/profit for the period	(317)	686	(1,508)	(522)	(131)	(59%)	(75%)
Minority interests	(471)	(83)	(47)	(47)	(12)	(97%)	(74%)
Preference share and other dividends	(114)	(432)	(245)	(144)	(105)	(8%)	(27%)

(Loss)/profit attributable to ordinary shareholders before write-down of goodwill and other intangible assets	(902)	171	(1,800)	(713)	(248)	(73%)	(65%)
Write-down of goodwill and other intangible assets, net of tax	-	(311)	-	(52)	-	-	-
Loss attributable to ordinary shareholders	(902)	(140)	(1,800)	(765)	(248)	(73%)	(68%)

*profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, gain on redemption of own debt, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment and write-down of goodwill and other intangible assets.

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma (continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Net interest margin	1.78%	1.70%	1.75%	1.83%	1.92%	14bp	9bp
Cost:income ratio	54%	66%	59%	59%	49%	(435bp)	(984bp)
Risk-weighted assets - gross	£575.7bn	£547.3bn	£594.7bn	£565.8bn	£585.5bn	2%	3%
Benefit of APS	-	-	-	(£127.6bn)	(£124.8bn)	-	(2%)
Risk-weighted assets	£575.7bn	£547.3bn	£594.7bn	£438.2bn	£460.7bn	(20%)	5%
Loan:deposit ratio (Group - net of provisions)	151%	143%	139%	135%	131%	(1,998bp)	(361bp)
Risk elements In lending	£23.7bn	£30.7bn	£35.0bn	£35.0bn	£36.5bn	54%	4%
Provision balance as % of REIL/PPL*	45%	44%	43%	42%	45%	-	300bp

* includes disposal groups.

Appendix 2 Analysis by quarter

Divisional performance

The operating profit/(loss) of each division before amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailments and write-down of goodwill and other intangible assets, and after allocation of Business Services, Group Centre and Treasury funding costs is shown below. The Group manages costs where they arise. Customer-facing divisions control their direct expenses whilst Business Services is responsible for shared costs.

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses
UK Retail	371	490	468	579	527	42%	(9%)
UK Corporate	421	535	566	530	504	20%	(5%)
Wealth	100	134	120	99	66	(34%)	(33%)
Global Banking & Markets	3,737	1,018	593	1,001	1,498	(60%)	50%
Global Transaction Services	240	269	275	228	233	(3%)	2%
Ulster Bank	71	78	59	73	81	14%	11%
US Retail & Commercial	182	136	137	134	183	1%	37%
RBS Insurance	81	142	13	(170)	(50)	(162%)	(71%)
Central items	486	(311)	121	(3)	201	(59%)	-

Core	5,689	2,491	2,352	2,471	3,243	(43%)	31%
Non-Core	(2,652)	(1,361)	(598)	(725)	145	(105%)	(120%)

Operating profit before impairment losses	3,037	1,130	1,754	1,746	3,388	12%	94%

Included in the above are movements in fair value of own debt:
Global Banking & Markets	647	(482)	(320)	106	(32)	(105%)	(130%)
Central items	384	(478)	(163)	164	(137)	(136%)	(184%)

	1,031	(960)	(483)	270	(169)	(116%)	(163%)

Impairment losses by division
UK Retail	354	470	404	451	387	9%	(14%)
UK Corporate	100	450	187	190	186	86%	(2%)
Wealth	6	16	1	10	4	(33%)	(60%)
Global Banking & Markets	269	(31)	272	130	32	(88%)	(75%)
Global Transaction Services	9	4	22	4	-	-	-
Ulster Bank	67	90	144	348	218	-	(37%)
US Retail & Commercial	223	146	180	153	143	(36%)	(7%)
RBS Insurance	5	1	2	-	-	-	-
Central items	(3)	1	1	2	1	(133%)	(50%)

Core	1,030	1,147	1,213	1,288	971	(6%)	(25%)
Non-Core	1,828	3,516	2,066	1,811	1,704	(7%)	(6%)

Total impairment losses	2,858	4,663	3,279	3,099	2,675	(6%)	(14%)

Appendix 2 Analysis by quarter

Divisional performance (continued)

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	17	20	64	128	140	-	9%
UK Corporate	321	85	379	340	318	(1%)	(6%)
Wealth	94	118	119	89	62	(34%)	(30%)
Global Banking & Markets	3,468	1,049	321	871	1,466	(58%)	68%
Global Transaction Services	231	265	253	224	233	1%	4%
Ulster Bank	4	(12)	(85)	(275)	(137)	-	(50%)
US Retail & Commercial	(41)	(10)	(43)	(19)	40	(198%)	-
RBS Insurance	76	141	11	(170)	(50)	(166%)	(71%)
Central items	489	(312)	120	(5)	200	(59%)	-

Core	4,659	1,344	1,139	1,183	2,272	(51%)	92%
Non-Core	(4,480)	(4,877)	(2,664)	(2,536)	(1,559)	(65%)	(39%)

Group operating profit/(loss)	179	(3,533)	(1,525)	(1,353)	713	-	(153%)

Loan impairment losses	2,276	4,520	3,262	3,032	2,602	14%	(14%)
Securities impairment losses	582	143	17	67	73	(87%)	9%

	2,858	4,663	3,279	3,099	2,675	(6%)	(14%)

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	1.3%	3.0%	2.2%	2.1%	1.8%	48bp	(31bp)

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar	31 Dec
	£bn	£bn	£bn	£bn	£bn	2009	2009

Risk-weighted assets by division
UK Retail	49.6	54.0	51.6	51.3	49.8	-	(3%)
UK Corporate	86.2	89.5	91.0	90.2	91.3	6%	1%
Wealth	10.6	10.3	10.7	11.2	11.7	10%	4%
Global Banking & Markets	137.9	112.5	121.5	123.7	141.8	3%	15%
Global Transaction Services	18.7	16.7	18.9	19.1	20.4	9%	7%
Ulster Bank	26.2	26.2	28.5	29.9	32.8	25%	10%
US Retail & Commercial	64.3	55.6	62.8	59.7	63.8	(1%)	7%
Other	7.8	8.5	9.0	9.4	9.6	23%	2%

Core	401.3	373.3	394.0	394.5	421.2	5%	7%
Non-Core	174.4	174.0	200.7	171.3	164.3	(6%)	(4%)

	575.7	547.3	594.7	565.8	585.5	2%	3%
Benefit of Asset Protection Scheme	-	-	-	(127.6)	(124.8)	-	(2%)

Total	575.7	547.3	594.7	438.2	460.7	(20%)	5%

Appendix 2 Analysis by quarter

UK Retail

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	797	868	848	939	933	17%	(1%)

Net fees and commissions - banking	337	321	303	283	259	(23%)	(8%)
Other non-interest income (net of insurance claims)	53	69	69	60	56	6%	(7%)

Non-interest income	390	390	372	343	315	(19%)	(8%)

Total income	1,187	1,258	1,220	1,282	1,248	5%	(3%)

Direct expenses
- staff	(214)	(214)	(206)	(211)	(198)	(7%)	(6%)
- other	(115)	(102)	(99)	(105)	(105)	(9%)	-
Indirect expenses	(487)	(452)	(447)	(387)	(418)	(14%)	8%

	(816)	(768)	(752)	(703)	(721)	(12%)	3%

Operating profit before impairment losses	371	490	468	579	527	42%	(9%)
Impairment losses	(354)	(470)	(404)	(451)	(387)	9%	(14%)

Operating profit	17	20	64	128	140	-	9%

Analysis of income by product
Personal advances	305	311	303	273	234	(23%)	(14%)
Personal deposits	397	354	319	279	277	(30%)	(1%)
Mortgages	207	273	319	415	422	104%	2%
Bancassurance	52	69	69	56	59	13%	5%
Cards	204	212	225	228	229	12%	-
Other	22	39	(15)	31	27	23%	(13%)

Total income	1,187	1,258	1,220	1,282	1,248	5%	(3%)

Analysis of impairment by sector
Mortgages	22	41	26	35	48	118%	37%
Personal	195	299	247	282	233	19%	(17%)
Cards	137	130	131	134	106	(23%)	(21%)

Total impairment	354	470	404	451	387	9%	(14%)

Loan impairment charge as % of gross customer loans and advances by sector
Mortgages	0.1%	0.2%	0.1%	0.2%	0.2%	11bp	6bp
Personal	5.2%	8.3%	6.8%	8.3%	7.1%	-	(123bp)
Cards	9.1%	8.5%	8.6%	8.6%	7.1%	(207bp)	(158bp)

	1.5%	1.9%	1.6%	1.8%	1.5%	(1bp)	(26bp)

Appendix 2 Analysis by quarter

UK Retail(continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Performance ratios
Return on equity (1)	1.2%	1.4%	4.6%	9.3%	10.6%	944bp	125bp
Net interest margin	3.46%	3.69%	3.47%	3.74%	3.66%	20bp	(8bp)
Cost:income ratio	69%	60%	57%	54%	56%	1,252bp	(234bp)

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	73.3	76.6	80.3	83.2	84.8	16%	2%
- personal	15.0	14.4	14.5	13.6	13.2	(12%)	(3%)
- cards	6.0	6.1	6.1	6.2	6.0	-	(3%)

Customer deposits (excluding bancassurance)	80.3	83.4	85.6	87.2	89.4	11%	3%
AUMs - excluding deposits	4.6	4.7	5.0	5.3	5.3	15%	-
Risk elements in lending	4.1	4.5	4.7	4.6	4.7	15%	2%
Loan:deposit ratio (excluding repos)	115%	113%	115%	115%	113%	(158bp)	(198bp)

Risk-weighted assets	49.6	54.0	51.6	51.3	49.8	-	(3%)

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	499	560	607	626	610	22%	(3%)

Net fees and commissions	194	219	223	222	224	15%	1%
Other non-interest income	117	109	106	100	105	(10%)	5%

Non-interest income	311	328	329	322	329	6%	2%

Total income	810	888	936	948	939	16%	(1%)

Direct expenses
- staff	(185)	(182)	(174)	(212)	(205)	11%	(3%)
- other	(74)	(46)	(71)	(77)	(100)	35%	30%
Indirect expenses	(130)	(125)	(125)	(129)	(130)	-	1%

	(389)	(353)	(370)	(418)	(435)	12%	4%

Operating profit before impairment losses	421	535	566	530	504	20%	(5%)
Impairment losses	(100)	(450)	(187)	(190)	(186)	86%	(2%)

Operating profit	321	85	379	340	318	(1%)	(6%)

Analysis of income by business*
Corporate and commercial lending	476	520	546	589	630	32%	7%
Asset and invoice finance	109	123	129	140	134	23%	(4%)
Corporate deposits	290	264	241	191	176	(39%)	(8%)
Other	(65)	(19)	20	28	(1)	(98%)	(104%)

Total income	810	888	936	948	939	16%	(1%)

Analysis of impairment by sector
Banks and financial institutions	2	3	4	6	2	-	(67%)
Hotels and restaurants	15	36	7	40	16	7%	(60%)
Housebuilding and construction	6	55	58	(13)	14	133%	-
Manufacturing	4	17	2	28	6	50%	(79%)
Other	19	88	31	12	37	95%	-
Private sector education, health, social work, recreational and community services	8	32	(4)	23	8	-	(65%)
Property	11	149	69	30	66	-	120%
Wholesale and retail trade, repairs	14	23	16	23	18	29%	(22%)
Asset and invoice finance	21	47	4	41	19	(10%)	(54%)

Total impairment	100	450	187	190	186	86%	(2%)

* Revised to reflect a change in allocation between 'Corporate and commercial lending' and 'Asset and invoice finance'.

Appendix 2 Analysis by quarter

UK Corporate (continued)

	2009				2010	Q1 2010 vs.
	Q1*	Q2*	Q3*	Q4*	Q1	Q1 2009	Q4 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.2%	0.3%	0.3%	0.4%	0.1%	(5bp)	(26bp)
Hotels and restaurants	0.9%	2.1%	0.4%	2.5%	1.0%	14bp	(150bp)
Housebuilding and construction	0.5%	4.5%	4.7%	(1.1%)	1.2%	72bp	232bp
Manufacturing	0.3%	1.1%	0.1%	2.0%	0.4%	16bp	(155bp)
Other	0.2%	1.2%	0.4%	0.2%	0.5%	25bp	33bp
Private sector education, health, social work, recreational and community services	0.5%	2.1%	(0.2%)	1.5%	0.4%	(12bp)	(109bp)
Property	0.1%	1.7%	0.8%	0.4%	0.8%	66bp	43bp
Wholesale and retail trade, repairs	0.5%	0.9%	0.6%	0.9%	0.7%	18bp	(23bp)
Asset and invoice finance	1.0%	2.2%	0.2%	1.9%	0.9%	(12bp)	(107bp)

	0.3%	1.6%	0.7%	0.7%	0.7%	31bp	(2bp)

Key metrics

Performance ratios
Return on equity (1)	12.7%	3.2%	13.7%	12.4%	11.6%	(115bp)	(88bp)
Net interest margin	1.88%	2.17%	2.38%	2.47%	2.38%	50bp	(9bp)
Cost:income ratio	48%	40%	40%	44%	46%	169bp	(224bp)

* Revised to reflect a change in allocation between 'Corporate and commercial lending' and 'Asset and invoice finance'.

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate (continued)

	2009				2010	31 March 2010 vs.
	31 Mar*	30 June*	30 Sept*	31 Dec*	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	120.1	116.2	117.3	114.9	117.4	(2%)	2%
Loans and advances to customers gross
- Banks and financial institutions	4.6	4.5	6.1	6.3	6.5	41%	3%
- Hotels and restaurants	7.0	6.7	6.8	6.4	6.4	(9%)	-
- Housebuilding and construction	5.1	4.9	4.9	4.6	4.7	(8%)	2%
- Manufacturing	6.3	6.1	6.0	5.7	5.8	(8%)	2%
- Other	31.8	30.6	30.3	29.9	30.0	(6%)	-
- Private sector education, health, social work, recreational and community services	6.3	6.0	6.5	6.2	8.2	30%	32%
- Property	36.6	35.2	34.7	34.2	33.8	(8%)	(1%)
- Wholesale and retail trade, repairs	10.5	10.1	10.1	9.8	10.1	(4%)	3%
- Asset and invoice finance	8.5	8.5	8.5	8.5	8.8	4%	4%
Customer deposits	82.9	85.6	86.7	87.8	91.4	10%	4%
Risk elements in lending	2.0	2.4	2.5	2.3	2.5	25%	9%
Loan:deposit ratio (excluding repos)	139%	130%	130%	126%	124%	(1,549bp)	(208bp)

Risk-weighted assets	86.2	89.5	91.0	90.2	91.3	6%	1%

* Revised to reflect a change in allocation between 'Corporate and commercial lending' and 'Asset and invoice finance'.

Appendix 2 Analysis by quarter

Wealth

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	158	176	168	161	143	(9%)	(11%)

Net fees and commissions	90	90	92	91	95	6%	4%
Other non-interest income	21	21	19	22	17	(19%)	(23%)

Non-interest income	111	111	111	113	112	1%	(1%)

Total income	269	287	279	274	255	(5%)	(7%)

Direct expenses
- staff	(90)	(78)	(82)	(107)	(99)	10%	(7%)
- other	(33)	(34)	(35)	(37)	(30)	(9%)	(19%)
Indirect expenses	(46)	(41)	(42)	(31)	(60)	30%	94%

	(169)	(153)	(159)	(175)	(189)	12%	8%

Operating profit before impairment losses	100	134	120	99	66	(34%)	(33%)
Impairment losses	(6)	(16)	(1)	(10)	(4)	(33%)	(60%)

Operating profit	94	118	119	89	62	(34%)	(30%)

Analysis of income
Private Banking	219	242	232	223	204	(7%)	(9%)
Investments	50	45	47	51	51	2%	-

Total income	269	287	279	274	255	(5%)	(7%)

Key metrics

Performance ratios
Net interest margin	4.47%	4.82%	4.34%	3.94%	3.38%	(109bp)	(56bp)
Cost:income ratio	63%	53%	57%	64%	74%	(1,129bp)	(1,025bp)

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	5.5	5.6	6.1	6.5	6.8	24%	5%
- personal	4.6	4.7	4.8	4.9	6.2	35%	27%
- other	2.2	2.1	2.5	2.3	1.5	(32%)	(35%)

Customer deposits	34.9	35.3	36.3	35.7	36.4	4%	2%
AUMs - excluding deposits	31.3	29.8	31.7	30.7	31.7	1%	3%
Risk elements in lending	0.1	0.2	0.2	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	35%	35%	37%	38%	40%	434bp	130bp

Risk-weighted assets	10.6	10.3	10.7	11.2	11.7	10%	4%

Appendix 2 Analysis by quarter

Global Banking & Markets

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	812	660	447	324	379	(53%)	17%

Net fees and commissions receivable	297	412	340	286	345	16%	21%
Income from trading activities	4,081	1,132	1,028	1,522	1,995	(51%)	31%
Other operating income (net of related funding costs)	(98)	(101)	(70)	(63)	73	(174%)	-

Non-interest income	4,280	1,443	1,298	1,745	2,413	(44%)	38%

Total income	5,092	2,103	1,745	2,069	2,792	(45%)	35%

Direct expenses
- staff	(888)	(680)	(721)	(641)	(891)	-	39%
- other	(274)	(204)	(240)	(247)	(229)	(16%)	(7%)
Indirect expenses	(193)	(201)	(191)	(180)	(174)	(10%)	(3%)

	(1,355)	(1,085)	(1,152)	(1,068)	(1,294)	(5%)	21%

Operating profit before impairment losses	3,737	1,018	593	1,001	1,498	(60%)	50%
Impairment losses	(269)	31	(272)	(130)	(32)	(88%)	(75%)

Operating profit	3,468	1,049	321	871	1,466	(58%)	68%

Analysis of income by product
Rates - money markets	853	466	287	108	88	(90%)	(19%)
Rates - flow	1,297	536	694	615	699	(46%)	14%
Currencies and Commodities	539	416	147	175	295	(45%)	69%
Equities	371	364	282	457	314	(15%)	(31%)
Credit markets	858	690	475	232	959	12%	-
Portfolio management and origination	527	113	180	376	469	(11%)	25%
Fair value of own debt	647	(482)	(320)	106	(32)	(105%)	(130%)

Total income	5,092	2,103	1,745	2,069	2,792	(45%)	35%

Analysis of impairment by sector
Manufacturing and infrastructure	16	23	33	19	(7)	(144%)	(137%)
Property and construction	46	4	-	(1)	8	(83%)	-
Transport	-	1	2	-	-	-	-
Banks and financial institutions	4	39	237	68	16	-	(76%)
Others	203	(98)	-	44	15	(93%)	(66%)

Total impairment	269	(31)	272	130	32	(88%)	(75%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.7%	(0.1%)	0.6%	0.6%	0.1%	(58bp)	(49bp)

Appendix 2 Analysis by quarter

Global Banking & Markets (continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Performance ratios
Return on equity (1)	68.8%	24.8%	7.2%	18.7%	28.4%	(4,035bp)	971bp
Net interest margin	2.02%	1.48%	1.08%	0.89%	1.11%	(91bp)	22bp
Cost:income ratio	27%	52%	66%	52%	46%	(1,974bp)	527bp

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	205.3	155.2	156.3	127.8	133.5	(35%)	4%
Reverse repos	80.6	75.2	75.4	73.3	93.1	16%	27%
Securities	124.3	115.5	117.6	106.0	116.6	(6%)	10%
Cash and eligible bills	28.6	51.5	63.8	74.0	61.9	116%	(16%)
Other assets	37.4	40.5	46.0	31.1	38.6	3%	24%

Total third party assets (excluding derivatives mark to market)	476.2	437.9	459.1	412.2	443.7	(7%)	8%
Net derivative assets (after netting)	99.8	80.7	84.3	68.0	66.9	(33%)	(2%)
Customer deposits (excluding repos)	80.1	63.4	56.8	46.9	47.0	(41%)	-
Risk elements in lending	0.8	1.1	1.6	1.8	1.2	50%	(33%)
Loan:deposit ratio (excluding repos and including equity deposits)	196%	186%	194%	194%	195%	(147bp)	65bp

Risk-weighted assets	137.9	112.5	121.5	123.7	141.8	3%	15%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Transaction Services

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	220	225	234	233	217	(1%)	(7%)
Non-interest income	385	398	388	404	390	1%	(3%)

Total income	605	623	622	637	607	-	(5%)

Direct expenses
- staff	(95)	(87)	(87)	(102)	(104)	9%	2%
- other	(35)	(38)	(37)	(51)	(33)	(6%)	(35%)
Indirect expenses	(235)	(229)	(223)	(256)	(237)	1%	(7%)

	(365)	(354)	(347)	(409)	(374)	2%	(9%)

Operating profit before impairment losses	240	269	275	228	233	(3%)	2%
Impairment losses	(9)	(4)	(22)	(4)	-	-	-

Operating profit	231	265	253	224	233	1%	4%

Analysis of income by product
Domestic cash management	202	204	202	197	194	(4%)	(2%)
International cash management	169	179	183	203	185	9%	(9%)
Trade finance	75	77	71	67	71	(5%)	6%
Merchant acquiring	129	131	134	134	115	(11%)	(14%)
Commercial cards	30	32	32	36	42	40%	17%

Total income	605	623	622	637	607	-	(5%)

Key metrics

Performance ratios
Net interest margin	8.29%	9.23%	9.63%	9.81%	7.97%	(32bp)	(184bp)
Cost:income ratio	60%	57%	56%	64%	62%	(128bp)	260bp

	2009				2010	Q1 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	21.1	19.4	21.4	18.4	25.6	21%	39%
Loans and advances	14.7	13.5	14.5	12.7	14.3	(3%)	13%
Customer deposits	58.3	54.0	58.6	61.8	64.6	11%	5%
Risk elements in lending	0.1	0.1	0.2	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	26%	26%	25%	21%	22%	(363bp)	166bp

Risk-weighted assets	18.7	16.7	18.9	19.1	20.4	9%	7%

Appendix 2 Analysis by quarter

Ulster Bank

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	202	208	176	194	188	(7%)	(3%)

Net fees and commissions	46	39	45	98	35	(24%)	(64%)
Other non-interest income	11	12	10	(7)	18	64%	-

Non-interest income	57	51	55	91	53	(7%)	(42%)

Total income	259	259	231	285	241	(7%)	(15%)

Direct expenses
- staff	(89)	(81)	(79)	(76)	(66)	(26%)	(13%)
- other	(22)	(25)	(20)	(18)	(18)	(18%)	-
Indirect expenses	(77)	(75)	(73)	(118)	(76)	(1%)	(36%)

	(188)	(181)	(172)	(212)	(160)	(15%)	(25%)

Operating profit before impairment losses	71	78	59	73	81	14%	11%
Impairment losses	(67)	(90)	(144)	(348)	(218)	-	(37%)

Operating profit/(loss)	4	(12)	(85)	(275)	(137)	-	(50%)

Analysis of income by business
Corporate	162	138	134	146	145	(10%)	(1%)
Retail	93	101	104	114	112	20%	(2%)
Other	4	20	(7)	25	(16)	-	(164%)

Total income	259	259	231	285	241	(7%)	(15%)

Analysis of impairment by sector
Mortgages	14	10	30	20	33	136%	65%
Corporate
- property	12	63	(2)	233	82	-	(65%)
- other	28	3	89	83	91	-	10%
Other	13	14	27	12	12	(8%)	-

Total impairment	67	90	144	348	218	-	(37%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.3%	0.2%	0.7%	0.5%	0.8%	50bp	33bp
Corporate
- property	0.5%	2.7%	(0.1%)	9.2%	3.3%	285bp	(591bp)
- other	0.9%	0.1%	3.0%	3.0%	3.5%	260bp	48bp
Other	2.6%	3.5%	5.4%	2.0%	2.0%	(58bp)	-

	0.6%	0.9%	1.4%	3.5%	2.3%	161bp	(126bp)

Appendix 2 Analysis by quarter

Ulster Bank (continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Performance ratios
Return on equity (1)	0.7%	(2.0%)	(12.7%)	(39.8%)	(18.1%)	(1,874bp)	2,177bp
Net interest margin	1.87%	2.03%	1.74%	1.83%	1.77%	(10bp)	(6bp)
Cost:income ratio	73%	70%	74%	74%	66%	620bp	800bp

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	17.4	16.0	16.7	16.2	16.1	(7%)	(1%)
- corporate
- property	10.4	9.5	10.2	10.1	9.9	(5%)	(2%)
- other	12.4	11.7	11.7	11.0	10.4	(16%)	(5%)
- other	2.0	1.8	2.0	2.4	2.4	20%	-

Customer deposits	19.5	18.9	20.9	21.9	23.7	22%	8%
Risk elements in lending
- mortgages	0.4	0.4	0.5	0.6	0.7	75%	17%
- corporate
- property	0.6	0.6	0.6	0.7	1.0	67%	43%
- other	0.4	0.5	0.7	0.8	1.1	175%	38%
- other	0.1	0.1	0.2	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	213%	203%	191%	177%	159%	(5,471bp)	(1,806bp)

Risk-weighted assets	26.2	26.2	28.5	29.9	32.8	25%	10%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	494	448	410	423	468	(5%)	11%

Net fees and commissions	198	209	159	148	177	(11%)	20%
Other non-interest income	52	45	65	73	75	44%	3%

Non-interest income	250	254	224	221	252	1%	14%

Total income	744	702	634	644	720	(3%)	12%

Direct expenses
- staff	(218)	(184)	(174)	(200)	(215)	(1%)	8%
- other	(143)	(188)	(132)	(130)	(134)	(6%)	3%
Indirect expenses	(201)	(194)	(191)	(180)	(188)	(6%)	4%

	(562)	(566)	(497)	(510)	(537)	(4%)	5%

Operating profit before impairment losses	182	136	137	134	183	1%	37%
Impairment losses	(223)	(146)	(180)	(153)	(143)	(36%)	(7%)

Operating (loss)/profit	(41)	(10)	(43)	(19)	40	198%	-

Average exchange rate - US$/£	1.436	1.551	1.640	1.633	1.560

Analysis of income by product
Mortgages and home equity	142	130	112	115	115	(19%)	-
Personal lending and cards	107	113	116	115	114	7%	(1%)
Retail deposits	231	202	200	195	226	(2%)	16%
Commercial lending	141	140	127	134	142	1%	6%
Commercial deposits	104	89	97	108	81	(22%)	(25%)
Other	19	28	(18)	(23)	42	121%	-

Total income	744	702	634	644	720	(3%)	12%

Analysis of impairment by sector
Residential mortgages	23	12	29	8	19	(17%)	138%
Home equity	29	43	82	13	6	(79%)	(54%)
Corporate and commercial	108	61	65	92	49	(55%)	(47%)
Other	63	30	4	40	56	(11%)	40%
Securities impairment losses	-	-	-	-	13	-	-

Total impairment	223	146	180	153	143	(36%)	(7%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.0%	0.7%	1.7%	0.5%	1.1%	14bp	65bp
Home equity	0.6%	1.1%	2.1%	0.3%	0.1%	(47bp)	(19bp)
Corporate and commercial	1.8%	1.2%	1.3%	1.9%	1.0%	(83bp)	(93bp)
Other	2.6%	1.4%	0.2%	2.1%	2.8%	24bp	66bp

	1.4%	1.1%	1.4%	1.3%	1.0%	(42bp)	(23bp)

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling) (continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Performance ratios
Return on equity (1)	(2.4%)	(0.7%)	(2.5%)	(1.2%)	2.3%	470bp	351bp
Net interest margin	2.33%	2.30%	2.34%	2.45%	2.69%	36bp	24bp
Cost:income ratio	75%	81%	78%	79%	74%	96bp	471bp

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	94.9	75.6	76.9	74.8	78.2	(18%)	5%
Loans and advances to customers gross
- residential mortgages	9.2	7.3	6.9	6.5	6.7	(27%)	3%
- home equity	18.8	15.9	16.0	15.4	16.2	(14%)	5%
- corporate and commercial	24.2	20.5	20.5	19.5	20.5	(15%)	5%
- other consumer	9.8	8.3	7.8	7.5	8.0	(18%)	7%
Customer deposits (excluding repos)	67.7	59.9	62.0	60.1	62.5	(8%)	4%
Risk elements in lending
- retail	0.3	0.3	0.3	0.4	0.4	33%	-
- commercial	0.1	0.1	0.2	0.2	0.3	200%	50%
Loan:deposit ratio (excluding repos)	91%	86%	81%	80%	81%	(968bp)	66bp

Risk-weighted assets	64.3	55.6	62.8	59.7	63.8	(1%)	7%

Spot exchange rate - US$/£	1.433	1.644	1.599	1.622	1.517

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	711	696	680	690	730	3%	6%

Net fees and commissions	284	324	266	245	276	(3%)	13%
Other non-interest income	75	69	104	120	116	55%	(3%)

Non-interest income	359	393	370	365	392	9%	7%

Total income	1,070	1,089	1,050	1,055	1,122	5%	6%

Direct expenses
- staff	(313)	(287)	(289)	(325)	(335)	7%	3%
- other	(206)	(289)	(219)	(215)	(207)	-	(4%)
Indirect expenses	(288)	(301)	(313)	(294)	(293)	2%	-

	(807)	(877)	(821)	(834)	(835)	3%	-

Operating profit before impairment losses	263	212	229	221	287	9%	30%
Impairment losses	(320)	(231)	(296)	(252)	(224)	(30%)	(11%)

Operating (loss)/profit	(57)	(19)	(67)	(31)	63	-	-

Analysis of income by product
Mortgages and home equity	204	203	186	188	180	(12%)	(4%)
Personal lending and cards	154	174	190	188	178	16%	(5%)
Retail deposits	332	315	329	320	351	6%	10%
Commercial lending	202	217	210	219	222	10%	1%
Commercial deposits	150	138	160	176	126	(16%)	(28%)
Other	28	42	(25)	(36)	65	132%	-

Total income	1,070	1,089	1,050	1,055	1,122	5%	6%

Analysis of impairment by sector
Residential mortgages	33	19	47	14	30	(9%)	114%
Home equity	42	65	131	23	10	(76%)	(57%)
Corporate and commercial	154	99	107	150	77	(50%)	(49%)
Other	91	48	11	65	87	(4%)	34%
Securities impairment losses	-	-	-	-	20	-	-

Total impairment	320	231	296	252	224	(30%)	(11%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	1.0%	0.6%	1.7%	0.5%	1.2%	19bp	66bp
Home equity	0.6%	1.0%	2.0%	0.4%	0.2%	(46bp)	(21bp)
Corporate and commercial	1.8%	1.2%	1.3%	1.9%	1.0%	(78bp)	(91bp)
Other	2.6%	1.4%	0.3%	2.1%	2.9%	29bp	73bp

	1.4%	1.1%	1.5%	1.3%	1.1%	(39bp)	(22bp)

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar) (continued)

	2009				2010	Q1 2010 vs.
Key metrics	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Performance ratios
Return on equity (1)	(2.3%)	(0.8%)	(2.5%)	(1.2%)	2.4%	470bp	359bp
Net interest margin	2.33%	2.32%	2.37%	2.45%	2.69%	36bp	24bp
Cost:income ratio	75%	81%	78%	79%	74%	96bp	471bp

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	$bn	$bn	$bn	$bn	$bn

Capital and balance sheet
Total assets	136.0	124.4	122.9	121.3	118.6	(13%)	(2%)
Loans and advances to customers gross
- residential mortgages	13.2	12.0	11.0	10.6	10.1	(23%)	(5%)
- home equity	26.9	26.1	25.6	25.0	24.6	(9%)	(2%)
- corporate and commercial	34.7	33.6	32.7	31.6	31.1	(10%)	(2%)
- other consumer	14.1	13.7	12.5	12.1	12.1	(14%)	-
Customer deposits (excluding repos)	97.1	98.5	99.1	97.4	94.8	(2%)	(3%)
Risk elements in lending
- retail	0.4	0.4	0.5	0.6	0.6	50%	-
- commercial	0.2	0.3	0.3	0.4	0.5	150%	25%
Loan:deposit ratio (excluding repos)	91%	86%	81%	80%	81%	(968bp)	66bp

Risk-weighted assets	92.1	91.3	100.4	96.9	96.8	5%	-

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

RBS Insurance

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,106	1,119	1,145	1,149	1,130	2%	(2%)
Reinsurers' share	(45)	(40)	(43)	(37)	(34)	(24%)	(8%)

Insurance premium income	1,061	1,079	1,102	1,112	1,096	3%	(1%)
Net fees and commissions	(92)	(95)	(95)	(84)	(89)	(3%)	6%
Other income	108	104	112	148	92	(15%)	(38%)

Total income	1,077	1,088	1,119	1,176	1,099	2%	(7%)

Direct expenses
- staff	(70)	(69)	(67)	(61)	(63)	(10%)	3%
- other	(67)	(54)	(47)	(54)	(47)	(30%)	(13%)
Indirect expenses	(66)	(65)	(64)	(75)	(65)	(2%)	(13%)

	(203)	(188)	(178)	(190)	(175)	(14%)	(8%)

Gross claims	(798)	(776)	(941)	(1,175)	(982)	23%	(16%)
Reinsurers' share	5	18	13	19	8	60%	(58%)

Net claims	(793)	(758)	(928)	(1,156)	(974)	23%	(16%)

Operating profit/(loss) before impairment losses	81	142	13	(170)	(50)	(162%)	(71%)
Impairment losses	(5)	(1)	(2)	-	-	-	-

Operating profit/(loss)	76	141	11	(170)	(50)	(166%)	(71%)

Analysis of income by product
Own-brand
- Motor	477	495	517	516	521	9%	1%
- Household and life	204	210	214	221	224	10%	1%
Partnerships and broker
- Motor	145	145	141	146	136	(6%)	(7%)
Household and life	83	81	78	88	81	(2%)	(8%)
Other (international, commercial and central)	168	157	169	205	137	(18%)	(33%)

Total income	1,077	1,088	1,119	1,176	1,099	2%	(7%)

In-force policies (thousands)
- Motor own-brand	4,601	4,789	4,894	4,858	4,715	2%	(3%)
- Own-brand non-motor (home, pet, rescue, HR24)	5,643	5,890	6,150	6,307	6,367	13%	1%
- Partnerships & broker (motor, home, pet, rescue, HR24)	5,750	5,609	5,371	5,328	5,185	(10%)	(3%)
- Other (international, commercial and central)	1,211	1,210	1,212	1,217	1,411	17%	16%

Gross written premium (£m)	1,123	1,147	1,186	1,024	1,090	(3%)	6%

Appendix 2 Analysis by quarter

RBS Insurance (continued)

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009

Key business metrics
Return on equity (1)	9.5%	17.7%	1.2%	(19.1%)	(5.4%)	(1,483bp)	1,370bp
Cost:income ratio	19%	17%	16%	16%	16%	293bp	24bp
General insurance reserves - total (£m)	6,630	6,601	6,839	7,030	7,101	7%	1%

Note:

(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).

Appendix 2 Analysis by quarter

Central items

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Fair value of own debt	384	(478)	(163)	164	(137)	(136%)	(184%)
Other	105	166	283	(169)	337	-	-

Central items not allocated	489	(312)	120	(5)	200	(59%)	-

Appendix 2 Analysis by quarter

Non-Core

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	395	274	287	578	568	44%	(2%)

Net fees and commissions receivable	172	79	130	129	104	(40%)	(19%)
Loss from trading activities	(2,617)	(1,184)	(579)	(781)	(131)	(95%)	(83%)
Insurance net premium income	244	196	173	171	168	(31%)	(2%)
Other operating income (net of related funding costs)	30	(52)	43	11	225	-	-

Non-interest income	(2,171)	(961)	(233)	(470)	366	(117%)	(178%)

Total income	(1,776)	(687)	54	108	934	(153%)	-

Direct expenses
- staff	(301)	(153)	(150)	(247)	(252)	(16%)	2%
- other	(256)	(247)	(244)	(297)	(282)	10%	(5%)
Indirect expenses	(142)	(137)	(132)	(141)	(122)	(14%)	(13%)

	(699)	(537)	(526)	(685)	(656)	(6%)	(4%)

Operating (loss)/profit before other operating charges and impairment losses	(2,475)	(1,224)	(472)	(577)	278	(111%)	(148%)
Insurance net claims	(177)	(137)	(126)	(148)	(133)	(25%)	(10%)
Impairment losses	(1,828)	(3,516)	(2,066)	(1,811)	(1,704)	(7%)	(6%)

Operating loss	(4,480)	(4,877)	(2,664)	(2,536)	(1,559)	(65%)	(39%)

Key metrics

Performance ratios
Net interest margin	0.61%	0.45%	0.55%	1.17%	1.25%	64bp	8bp
Cost:income ratio	(39%)	(78%)	974%	634%	70%	(10,960bp)	56,402bp

	2009				2010	31 Mar 2010 vs.
	31 Mar	30 June	30 Sept	31 Dec	31 Mar	31 Mar 2009	31 Dec 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (including derivatives)	314.7	246.5	233.0	220.9	212.6	(32%)	(4%)
Loans and advances to customers gross	183.7	164.1	159.1	149.5	141.2	(23%)	(6%)
Customer deposits	23.7	15.0	16.0	12.6	10.2	(57%)	(19%)
Risk elements in lending	14.7	20.5	23.3	22.9	24.0	63%	5%
Loan:deposit ratio (excluding repos)	764%	1,084%	937%	1,121%	1,356%	59,189bp	23,524bp

Risk-weighted assets	174.4	174.0	200.7	171.3	164.3	(6%)	(4%)

Appendix 2 Analysis by quarter

Non-Core (continued)

	2009				2010	Q1 2010 vs.
	Q1	Q2	Q3	Q4	Q1	Q1 2009	Q4 2009
	£m	£m	£m	£m	£m

Analysis of income
Banking & Portfolio	(131)	(973)	(271)	37	271	-	-
International Businesses & Portfolios	662	570	537	493	632	(5%)	28%
Markets	(2,307)	(284)	(212)	(422)	31	(101%)	(107%)

Total income	(1,776)	(687)	54	108	934	(153%)	-

Impairment losses
Banking & Portfolio	818	1,155	1,347	895	697	(15%)	(22%)
International Businesses & Portfolios	720	1,638	1,234	902	951	32%	5%
Markets	290	723	(515)	14	56	(81%)	-

Total impairment	1,828	3,516	2,066	1,811	1,704	(7%)	(6%)

Loan impairment charge as % of gross customer loans and advances (1)
Banking & Portfolio	3.2%	4.7%	6.0%	4.1%	3.3%	16bp	(81bp)
International Businesses & Portfolios	3.7%	8.9%	6.9%	5.3%	5.7%	204bp	43bp
Markets	(61.6%)	301.2%	(126.8%)	0.4%	33.6%	9,519bp	3,316bp

	2.8%	8.2%	5.4%	4.6%	4.6%	175bp	(7bp)

	£bn	£bn	£bn	£bn	£bn
Gross customer loans and advances
Banking & Portfolio	103.3	92.1	88.2	82.0	78.6	(24%)	(4%)
International Businesses & Portfolios	78.6	69.4	68.3	65.6	62.3	(21%)	(5%)
Markets	1.8	2.6	2.6	1.9	0.3	(83%)	(84%)

	183.7	164.1	159.1	149.5	141.2	(23%)	(6%)

Risk-weighted assets
Banking & Portfolio	70.9	57.5	61.1	58.2	57.2	(19%)	(2%)
International Businesses & Portfolios	51.4	48.5	46.1	43.8	45.4	(12%)	4%
Markets	52.1	68.0	93.5	69.3	61.7	18%	(11%)

	174.4	174.0	200.7	171.3	164.3	(6%)	(4%)

Note:

(1)	Including disposal groups.

Appendix 3

The Asset Protection Scheme

Appendix 3 The Asset Protection Scheme

Covered assets: roll forward to 31 March 2010

The table below details the movement in covered assets during the quarter.

£bn

Covered assets at 31 December 2009	230.5
Disposals	(1.7)
Maturities, repayments, amortisations and other movements	(2.6)
Effect of foreign currency movements	4.7

Covered assets at 31 March 2010 (1)	230.9

Note:

(1)

The covered amount at 31 March 2010 includes approximately £2.0 billion of assets in the derivatives and structured finance asset classes which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements of the Asset Protection Scheme (APS).  The Asset Protection Agency (APA) and the Group continue to negotiate in good faith whether (and, if so, to what extent) coverage should extend to these assets. Also, the APA and the Group are in discussion over the classifications of some structured credit assets and this may result in adjustments to amounts for some asset classes; however underlying risks will be unchanged.  Whilst good progress is being made, the final outcome is dependent on the Group and the APA reaching agreement by the due date on various areas of interpretation.   Should this not be achieved and the APA does not grant an extension to the Group, cover on these assets may be restricted.

Key point

•	The weakening of sterling against the US dollar accounts for the majority of the foreign exchange movement which has been substantially offset by customer repayments and a number of loan sales.

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses (including available-for-sale reserves) and adjustments to par value relating to covered assets.

	31 March 2010	31 December 2009
	£m	£m

Loans and advances	15,848	14,240
Debt securities	7,795	7,816
Derivatives	6,890	6,834

	30,533	28,890

By division:
UK Retail	2,618	2,431
UK Corporate	1,231	1,007
Global Banking & Markets	1,473	1,628
Ulster Bank	683	486
Non-Core	24,528	23,338

	30,533	28,890

Key point

•	Loan impairments in the Non-Core division accounted for the majority of the increase of £1,643 million in credit impairments and write-downs.

Appendix 3 The Asset Protection Scheme

First loss utilisation

For definitions of triggered amounts and other related aspects, refer to the Group's 2009 Annual Report and Accounts - Business review - Asset Protection Scheme.

The table below details the total triggered amount by division at 31 March 2010.  These exclude cash recoveries.

	31 March 2010	31 December 2009
	£m	£m

UK Retail	3,517	3,340
UK Corporate	3,843	3,570
Global Banking & Markets	2,378	1,748
Ulster Bank	769	704
Non-Core	22,665	18,905

	33,172	28,267

Notes:

(1)

The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period, and restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset.  Given the grace period before assets trigger, the Group expects additional assets to trigger based on the current risk rating and level of impairments on covered assets.

(2)

There are a number of Scheme rule interpretation issues being discussed between the Group and the APA, the most significant of which is in relation to the interpretation of certain loss triggers.  The Group is using its understanding of the triggers in the above table.

Key points

•	The Group expects recoveries on triggered amounts to be approximately 47% over the life of the relevant assets.

•	On this basis, expected loss on triggered assets at 31 March 2010 is approximately £18 billion (31 December 2009 - £15 billion), or 30% of the £60 billion first loss threshold under the APS.

Appendix 3 The Asset Protection Scheme

Risk-weighted assets

The table below analyses risk-weighted assets by division.

	31 March 2010			31 December 2009
	APS	Non-APS	Total	APS	Non-APS	Total
By division	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	14.9	34.9	49.8	16.3	35.0	51.3
UK Corporate	26.0	65.3	91.3	31.0	59.2	90.2
Global Banking & Markets	19.2	122.6	141.8	19.9	103.8	123.7
Ulster Bank	9.7	23.1	32.8	8.9	21.0	29.9
Non-Core	55.0	109.3	164.3	51.5	119.8	171.3
Other divisions	n/a	105.5	105.5	n/a	99.4	99.4

Group before APS benefit	124.8	460.7	585.5	127.6	438.2	565.8

Key point

•	Over the first quarter RWAs declined reflecting the reduction in pool size (including disposals) and improvements in risk parameters offset by foreign exchange movements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   7 May 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary